Form 10-K, Exhibit 13
period 1996-12-31
BRIGHTPOINT INC
filed 1997-03-31
CIK 918946

COMMUNICATING GLOBALLY                      BRIGHTPOINT, INC. 1996 ANNUAL REPORT


                                   [GRAPHIC]

[LOGO] BRIGHTPOINT, INC. (TM)
WIRELESS LOGISTICS SERVICES

[GRAPHIC]


CONTENTS

COMMUNICATING GLOBALLY                                  1


LETTER TO STOCKHOLDERS                                  2



CAPITALIZING ON GLOBAL OPPORTUNITIES                    4



COMMUNICATING GLOBALLY. . .
ONE COUNTRY AT A TIME                                   6



BRIGHTPOINT, A LEADING VIEW OF THE INDUSTRY             8


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS          10



CONSOLIDATED FINANCIAL STATEMENTS                      14



CORPORATE INFORMATION                                  24



BRIGHTPOINT, INC.
CORPORATE HEADQUARTERS
INDIANAPOLIS, INDIANA USA

                                                       [GRAPHIC]

COMMUNICATING GLOBALLY

[GRAPHIC]

Brightpoint, Inc. serves the global telecommunications industry as a distributor of personal wireless equipment and related products and as a leading provider of integrated logistics services. These services include inventory management, fulfillment, packaging, programming and a variety of other innovative processes. Brightpoint's customer base includes wireless carriers, agents, resellers, dealers and retailers conducting business on six continents and in over 75 countries.

Brightpoint's primary mission is to always be the most efficient market channel for vendors and the low cost/high service provider for customers. The ultimate goal is to create a mutually beneficial partnership by serving the industry as the best total value provider in terms of price, time and reliability.

Brightpoint, Inc., headquartered in Indianapolis, Indiana USA, is publicly traded on the NASDAQ National Market System under the symbol CELL. All dollar amounts within this Annual Report refer to U.S. Dollars.




     [THE FOLLOWING WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL]

                                    Net Sales
                                     (000s)
                                    ---------

                                1992   $ 96,403
                                1993   $151,315
                                1994   $309,227
                                1995   $419,149
                                1996   $589,718






 FINANCIAL HIGHLIGHTS
====================================================================================================================================
                                                                                      Year ended December 31
(Amounts in thousands, except per share data)                 1992            1993            1994            1995            1996
                                                            ========================================================================
Net sales                                                   $ 96,403        $151,315        $309,227        $419,149        $589,718
Cost of sales                                                 89,580         140,617         290,463         390,950         543,878
Gross profit                                                   6,823          10,698          18,764          28,199          45,840
Selling, general and
   administrative expenses                                     4,944           7,418          11,095          14,813          20,849
                                                            ------------------------------------------------------------------------
Income from operations                                         1,879           3,280           7,669          13,386          24,991
Merger expenses                                                   --              --              --              --           2,750
Interest expense, net                                             38             103             164           1,383           2,118
                                                            ------------------------------------------------------------------------
Income before income taxes and
   minority interest                                           1,841           3,177           7,505          12,003          20,123
Income taxes (1)                                                  --              --           1,623           3,838           7,328
                                                            ------------------------------------------------------------------------
Income before minority interest                                1,841           3,177           5,882           8,165          12,795
Minority interest in subsidiaries'
   earnings                                                       --              --              --              --           1,758
                                                            ------------------------------------------------------------------------
Net income                                                  $  1,841        $  3,177        $  5,882        $  8,165        $ 11,037
                                                            ========================================================================
Pro forma net income (1), (2)                               $  1,114        $  1,928        $  4,555        $  7,307        $ 12,622
                                                            ========================================================================
Pro forma net income
   per share (2)                                            $   0.11        $   0.19        $   0.32        $   0.42        $   0.58
                                                            ========================================================================

Weighted average common
    shares outstanding                                         9,891           9,891          14,276          17,226          21,594
                                                            ========================================================================

                                                                                            December 31
                                                               1992            1993            1994            1995            1996
                                                            ========================================================================
Working capital                                             $  3,072        $  7,039        $ 20,960        $ 62,219        $143,481
Total assets                                                  18,365          31,283          82,845         119,787         299,045
Long-term obligations                                             --              --           1,346             602          79,894
Total liabilities                                             16,029          27,798          62,562          54,930         203,125
Stockholders' equity                                           2,336           3,485          20,283          64,857          94,982

(1)  See Note 1 to Consolidated Financial Statements.

(2) Excluding the after-tax effect of one-time merger expenses of $2,061 in 1996.

[GRAPHIC]

                             LETTER TO STOCKHOLDERS

[PHOTO]       ROBERT J. LAIKIN

                    Chairman & Chief Executive Officer

Dear Fellow Stockholders,

     I am pleased to report that 1996 was a year of significant accomplishments for our Company. Record sales and profits share the spotlight with the great strides we have taken to improve our strategic position toward our ultimate goal of building value for our stockholders. It is especially gratifying to see that our dedicated efforts in long-range planning are already producing such rewarding results. It is also these planning efforts that enable us to create value in a rapidly growing and changing environment. It would not at all surprise me that at some point in the not-too-distant future, Brightpoint will be known as much for its planning abilities as for its leadership in the field of global wireless logistics services.

     The employees of our Company can take pride in their accomplishments of the last year. They have worked hard to execute the plans that have been derived from a vision that challenged all to reach out beyond the usual expectations. Their efforts have kept our Company ahead of the curve during a time of rapid technological change in the wireless marketplace. They have responded to the opportunity of transformation, quickly integrating the shifts in process requirements as the balance moved - as we forecasted - from pure distribution to a mix of distribution and value-added services.

     In 1996 we progressed along four key strategic paths, all designed to create value for our stockholders: value enhancement, industry positioning, globalization, and new products and services.

     Our value premise is to always be the most efficient channel of distribution to our vendors and the low cost/high service provider to our customers, thereby being the best total value provider in terms of price, time and reliability. Leading manufacturers, including Ericsson, Nokia and, most recently, Philips Electronics, have entered into expanded vendor relationships with Brightpoint, recognizing that our Company offers the channel capabilities that best deliver their products to the market. Efficiencies of operation are further evidenced in higher gross margins that reflect the dual effort of product cost reductions and pricing that recognizes the value of timely delivery and the reliability of transaction execution.

     Most exciting perhaps have been our gains in industry positioning. During the past year we announced strategic relationships with major PCS (Personal Communications Services) and cellular service providers: Bell South Mobility DCS; Omnipoint Communications, Inc.; Pocket Communications, Inc.; Powertel, Inc.; Aerial Communications, Inc.; and MCI Telecommunications Corporation. By integrating into the carriers' business model via the efficient delivery of various distribution, fulfillment and inventory management services, our Company has aligned itself more strongly with the important carrier segment. In addition, the Company has developed relationships with national retailers, such as Office Depot and Service Merchandise, to create additional points-of-sale for our vendors.

     The effort to globalize has also been successful. In 1996, our merger with Allied Communications brought new relationships in Latin America; the formation of Brightpoint International Ltd. through our joint venture with Technology Resources International Limited provided ongoing business in Europe, the Middle East, Africa and Asia along with facilities in the

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]



                                Market Valuation
                                     (000s)
                                ----------------
                               Apr-94   $ 28,750
                               Dec-94   $ 75,154
                               Dec-95   $120,015
                               Dec-96   $514,943



United Kingdom and Hong Kong; and the acquisition of Hatadicorp Pty Ltd. gave us a presence in Australia. As a result of these moves and other global market developments, sales outside of North America represented more than 50% of Brightpoint's 1996 annual sales.

     Our new products and services in 1996 included a wireless prepaid program first introduced in the South Africa market, a technology that offers carriers a new way to market airtime services to a broader demographic customer base. This and other programs promise continuing downstream revenues and are appropriate for many other markets. At the same time, our menu of value-added services continues to expand and the number of new handset models being shipped to the emerging PCS markets is growing rapidly.

     The intersection of these strategic initiatives with certain key capabilities has produced a model for success that we will continue to refine and follow into the future. While plans provide vision as well as discipline and direction, it is our capabilities - our key success factors - that provide the means of achieving our goals.

     The ability to recognize and capitalize on the right opportunities is considered essential if we are to limit our investments of time, money and effort to those opportunities that pose the best chances for success.

     Attracting, retaining and maximizing our talent has always been a top priority. To this end, former Chief Financial Officer J. Mark Howell was appointed President and Chief Operating Officer. This created an opportunity at the presidential level to closely monitor the development of the Company as it relates to the strategic plan and marketplace dynamics. I remained as Chairman and Chief Executive Officer with my continuing focus on the creation and development of new opportunities and strategic alliances that will continue to enhance Brightpoint's position as a leader in the wireless industry. Also in 1996, Executive Vice President T. Scott Housefield accepted the position as President of Brightpoint International Ltd. His depth of knowledge and commitment to the international marketplace are among the strongest in the industry. This desire to maximize our human resource potential can be seen in all levels of Brightpoint and has facilitated the creation of a culture and attitude that allows us to perform at the highest levels in the wireless industry.

     The maintenance of and access to adequate capital has allowed us to effectively drive growth. We were able to capitalize on opportunities as they presented themselves through mergers and acquisitions. This position of capital strength also helped in attracting new wireless vendors such as Philips and new wireless service providers such as MCI.

     Developing the best infrastructure to provide solutions for our customers was addressed through investment in a state-of-the-art Informix-based Fourgen Supply Chain Management Information System that supports our operation and provides essential EDI links to vendors and customers and a production facility that is at the cutting edge of fulfillment and packaging capabilities.

     We sincerely thank our stockholders for their continued support as we look forward to the challenges of 1997. We believe that we have the vision, the plan and the capability to continue to create value for you, our stockholders.


 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]


                              Stockholders' Equity
                                     (000s)
                             --------------------

                                 1992   $ 2,336
                                 1993   $ 3,485
                                 1994   $20,283
                                 1995   $64,857
                                 1996   $94,982



Sincerely,

/s/ Robert J. Laikin
Robert J. Laikin
Chairman & Chief Executive Officer

[GRAPHIC]

CAPITALIZING ON GLOBAL OPPORTUNITIES

Brightpoint's approach to building stockholder value is evidenced by the Company's focus on enhancing value, establishing and maintaining industry position, expanding globally and developing and integrating new products and services.

SUSTAINING VALUE

Achieving the goal of being the industry's best total value provider in terms of price, time and reliability through innovative solutions is how Brightpoint is creating a sustainable competitive advantage in all aspects of wireless logistics services. In 1996, we strengthened these advantages and enhanced our ability to serve rapidly increasing demands.

REDEFINING PROACTIVITY

Managing the caliber of growth necessary to outpace a dynamic industry continued to require a highly aggressive posture on many strategic levels. In 1996, this was facilitated by redefining proactivity in approaching many mission critical, long-range goals designed to create a sustainable competitive environment. Our planning efforts enabled us to forecast and meet demand through systems development, capacity enhancement and management, continued international expansion and resource maximization throughout the expanding global network. Many important infrastructure strides were made that will play a critical role in maintaining a leadership position in the international wireless marketplace.

MANAGING THE GLOBAL PROCESS

At the forefront of efforts in systems development came Brightpoint's largest financial and human resource commitment ever in the area of information systems. This commitment allows better control through standardization of global activities, while anticipating and managing customer inventories and profiting from the growing logistics needs of various constituencies. These constituencies include carriers and service providers around the world, the largest wireless product manufacturers and a wide variety of diverse retail channels.

While this focus on the
management of and access to global information is an investment in our control structure, its value in customer attraction, satisfaction and enhancement is already contributing significantly to growth. It allows for aggressive commitments to be made that meet customer demands with the industry's highest level of confidence and satisfaction.

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]


                         Worldwide Cellular Subscribers
                                     (000s)
                         ------------------------------
                                  1992      22,652
                                  1993      33,922
                                  1994      54,467
                                  1995      86,596
                                  1996     123,237

[PHOTO]
                    (Left to right)
                     T. SCOTT HOUSEFIELD, President,
                        Brightpoint International Ltd.
                     J. MARK HOWELL, President & COO
                     ROBERT J. LAIKIN, Chairman & CEO
                     -------------------------------------------

ENHANCING CAPACITIES

Another customer focused commitment came with the opening of a new 145,000 square foot distribution-fulfillment center in Indianapolis. It was designed from the ground up to provide every tool necessary to continue to enhance the Company's position as the industry's most efficient distribution channel. Additional facilities throughout the world, including our newest distribution center in Sparks, Nevada, enable us to provide responsive service on a global basis.

A LEADING POSITION

While many vendors compete within the wireless industry, Brightpoint's strength lies in a position of partnership and leadership. This position was created through a thorough understanding of the needs within each distribution channel and development of the knowledge and resources necessary to create successful solutions.

A TRUE INDUSTRY PARTNERSHIP

Our success in 1996 is the result of global efforts that have created a distribution channel setting new levels of efficiency with innovative value-added services. This has been in response to a changing environment that has carriers, manufacturers, agents and retailers focusing on their core competencies while finding the true value of outsourcing everything from basic distribution to sophisticated wireless logistics services including inventory management, end-user fulfillment, handset programming, and custom packaging and accessory programs.

This needs-based philosophy keeps Brightpoint in front of the international wireless community as a leader, an innovator and a true partner.


                                                                 [GRAPHIC]     5

     COMMUNICATING GLOBALLY . . . ONE COUNTRY AT A TIME

                                    [PHOTOS]

Brightpoint serves the global wireless community through facilities in the United States, China, Hong Kong, the United Kingdom,
Australia, South Africa and Singapore.

Brightpoint recognizes that by the year 2000 as many as 250 million new subscribers will be added to the global wireless subscriber base. The Company has responded to this growth potential with a dynamic expansion and the capitalization on opportunities throughout the world.

In 1993, Brightpoint's sales outside of the United States accounted for less than 3% of total sales. In 1996, the total is over 50% and is on an upward trend.

While some of the success is due to the expanding marketplace, the majority comes from our philosophy of matching our areas of expertise with the needs of a given country allowing for continued growth.

SIX CONTINENTS, 37 LANGUAGES, WORLDWIDE OPPORTUNITIES

Brightpoint's philosophy of in-country partnering continues to create an atmosphere conducive to capitalizing on the phenomenal global demand for wireless products and sophisticated value-added logistics services. Global wireless penetration is currently less than 2%. But the demand is solid and growing. In fact, many countries are foregoing creating or expanding their traditional landline systems for the efficiencies provided by the new wireless technologies.

Brightpoint's involvement in these countries goes beyond simply recognizing demand, and into creating solutions that best meet the needs of the marketplace. This is evidenced by the success of the first-ever prepaid wireless venture in South Africa. Brightpoint's willingness to establish a solid in-country presence, partnership and cultural understanding contributed significantly to the solutions that led to the outstanding success of this program. This program is designed to be replicable, and with modifications, can be utilized as a marketing program in centers of high wireless demand throughout the world.

EXPANDING POTENTIAL

On the North and Latin America fronts, expansion was expedited by the acquisition of Allied Communications, which significantly enhanced sales and distribution capabilities while facilitating ongoing penetration in many areas vital to strategic directions in the North and Latin America markets.

The ability to serve the demand in a wide variety of countries in Europe, the Middle East, Africa and Asia-Pacific was reinforced by the formation of Brightpoint International Ltd., a 50-50 joint venture with Technology Resources International Limited. The joint venture proved to be an efficient and effective means of creating and capitalizing on a diverse multi-continent presence. Effective November 1996, Brightpoint acquired complete ownership of the venture.

Also of note was Brightpoint's entry into the Australian continent through the acquisition of Hatadicorp Pty Ltd. (Hatadi). This acquisition strengthens Brightpoint's existing position in the Asia-Pacific market, while figuring prominently in Brightpoint's strategic expansion plans.


 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                Operating Income
                                     (000s)
                                ----------------
                                 1992   $ 1,879
                                 1993   $ 3,280
                                 1994   $ 7,669
                                 1995   $13,386
                                 1996   $24,991




MAXIMIZING MANAGEMENT LEADERSHIP

With acquisitions and expansion came the need for a positive realignment and enhancement of the management team. The goal was to maximize individual talents to best manage a high level of continuous growth by allowing mission critical functions to be performed at the most effective level anywhere in the world.

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]


                             Operating Income Margin
                             -----------------------
                                  1992      1.95%
                                  1993      2.17%
                                  1994      2.48%
                                  1995      3.19%
                                  1996      4.24%




CREATING OPPORTUNITIES THROUGH INNOVATION

The wireless industry is rapidly evolving in terms of product offerings, marketing needs and technological advances. Each of these areas presents opportunities for growth and leadership. The migration to new technologies and the introduction of new services will continue to open opportunities for those willing to create a vision based on market dynamics.

NEW PRODUCTS, NEW SERVICES

While consumers are attracted to new, more advanced handsets, they are also being heavily targeted by Personal Communications Services (PCS) carriers with promises of enhanced performance. Brightpoint is solidly in position to capitalize on these market dynamics with both vendor and carrier-focused programs and services.

Brightpoint also continues to lead the way in offering the value-added services that accomplish the goal of moving handsets while creating substantial income streams.

The Brightpoint management team is committed to maintaining a leadership position in these and other areas of growth and opportunity throughout the global wireless market.


 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]


                         Pro Forma Net Income Per Share
                         ------------------------------
                                  1992      $0.11
                                  1993      $0.19
                                  1994      $0.32
                                  1995      $0.42
                                  1996      $0.58




                                                                 [GRAPHIC]     7

BRIGHTPOINT, A LEADING VIEW OF THE INDUSTRY

                                    [PHOTO]

CREATING VALUE

Opportunities for Brightpoint to grow revenues and create stockholder value will abound as global wireless telecommunications expands. Guided by the Company's ongoing strategic planning effort, Brightpoint will focus only on those opportunities that support its key value discipline of being the industry's most efficient channel of distribution and best total value supplier to its customers in terms of price, time and reliability.

NEW TECHNOLOGIES, NEW OPPORTUNITIES

Marketing of the new Personal Communications Services in the United States combined with the continued global proliferation of wireless standards and platforms represents a new era of incremental growth in wireless penetration. However, there are sound reasons to believe that Brightpoint's participation in this new growth will outstrip the rates of mere penetration growth.

Since Brightpoint's core activities are closely linked to handset movement and placement, the Company will share in all aspects of the booming replacement market. As consumers, motivated by digital conversion by carriers and other market and technological factors, migrate from one service provider to another, a significant number of handset sales will be generated. Likewise, as newer, smaller, better featured units are introduced, consumers will continue to upgrade. While these activities do not impact penetration rates, they do have a positive effect on handset movement.

PROVIDING SERVICES THAT CREATE RELATIONSHIPS

The evolving role of the service provider also bodes well for Brightpoint. More and more, carriers are realizing the value of focusing on their primary business of providing airtime access while outsourcing services not directly related to this function. Such services include handset and accessory procurement and distribution, marketing plan implementation, inventory management, programming, packaging, fulfillment and other related activities. Brightpoint is clearly an industry leader, providing a wide range of these services to carriers throughout the world. Our success in these endeavors has necessitated the rapid expansion of distribution and fulfillment capabilities in Indianapolis and the addition of distribution centers serving global markets.

PROVIDING INTERNATIONAL SOLUTIONS

The international market will continue to offer exciting growth potential. With average penetration rates still under 2%, sales of wireless devices and services should be strong for many years to come. The absence or inadequacy of wired systems in many parts of the world also suggests rapid future acceptance of wireless communications solutions. The ongoing global trend toward privatization and reduced regulation of telecommunications should accelerate the deployment of the capital, resources and infrastructure needed to support wireless services in many parts of the world where the economic and political climate is receptive.

REALIZING THE WIRELESS DATA POTENTIAL

One of the more challenging future product opportunities is wireless data, a part of the industry that to date has been long on promise and short on delivery. Certain developments now suggest that the heretofore unrealized forecasts may soon come to fruition. Key to the resurgent interest in wireless data is the deployment of digital PCS systems along with their two-way messaging capability. This seems to be spurring cellular providers to upgrade their existing analog systems and to take new interest in CDPD (Cellular Digital Packet Data) as a viable wireless data platform. Handset manufacturers are responding with integrated voice-centric/data-capable devices. Computer manufacturers are answering with data-centric/voice-capable computing devices. It's quite possible that the market might consider other options still as the trend toward smaller, lighter, more user friendly devices might actually outweigh all other influences.

Brightpoint is pursuing vendor and channel relationships that will allow the Company to best participate in this emerging industry segment.

The advent of wireless data also opens the doors to other intriguing new product possibilities. Monitoring devices operating on wireless frequencies can offer an automated, accurate and cost-efficient means of collecting data from utility meters, security systems, industrial sites, vending and office machines. Wireless local area networks will challenge traditional LANs in hard-to-wire environments. Paging capabilities will expand to include two-way messaging and data retrieval from information services, the internet and corporate intranets. Like other data features, some paging capabilities will converge with voice-centric devices resulting into combined wireless pager-phones. It is likely that many of these opportunities will play to Brightpoint's strengths, offering the prospect of fast incremental growth and product diversity.

CAPITALIZING ON NEW EFFICIENCIES

Wireless local loop is another future development that could have enormous impact on Brightpoint's future. As wireless technology improves spectrum efficiencies, and as the cost of delivery platforms declines, it is becoming increasingly apparent that wireless local loop could challenge traditional wired access networks. The prospects in many third world nations and in certain rural areas of developed nations look particularly promising.

SEAMLESS GLOBAL POTENTIAL

Satellite-based communications will also grow in importance over the next several years. Operational systems have already been deployed and others are in various stages of development. Satellite-based telecommunications offer the best potential total solution for seamless, global access. Brightpoint's product management and value-added service capabilities should integrate well with the needs of this emerging product category.

DEFINING FUTURE OPPORTUNITIES

As Brightpoint's sales mix includes increasingly more value-added services, it becomes necessary to assess the future potential of technology as it affects products, and to prepare for the impact on the Company's production and service processes. Information systems and their integration with our customers and vendors will play a key role in defining future business opportunities. Similarly, the continued employment of automated processes to reduce cost, increase timeliness and insure quality will do much to strengthen Brightpoint's value proposition to the industry.

AHEAD OF THE CURVE

Brightpoint finds itself engaged in one of the world's fastest growing industries, one marked by sweeping and constant change. Committed to an ongoing, high-level effort of strategic planning, the Company has dedicated considerable resources to constantly evaluate and adapt to the evolving landscape. Brightpoint's executive management team believes that the Company is positioned ahead of the curve to fully capitalize on many of the technological and market developments on the horizon.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS
                  (Dollars in thousands, except per share data)
================================================================================

OVERVIEW

This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and accompanying notes. Effective June 7, 1996, Brightpoint, Inc. merged with Allied Communications in a pooling-of-interests transaction. Consistent with pooling-of-interests accounting treatment, financial information presented for all periods reflects the combined financial condition and results of operations. Also in 1996, the Company formed Brightpoint International Ltd. and acquired Hatadicorp Pty Ltd. to form Brightpoint Australia. See Note 2 to the Consolidated Financial Statements for additional information on these transactions.

RESULTS OF OPERATIONS

Net Sales

                        1994        1995          Change     1996         Change
--------------------------------------------------------------------------------
Net sales             $309,227    $419,149          36%    $589,718        41%
--------------------------------------------------------------------------------


Net sales for 1996 increased significantly from the prior year as worldwide demand for wireless handsets and related accessories continued to accelerate. The increased demand for wireless products was fueled by increasing penetration of wireless handsets in many world markets and by increased demand for replacement or upgraded equipment. The Company formed Brightpoint International Ltd. in August 1996. This commitment to the Europe, Middle East and Africa; Asia-Pacific; and Latin America markets, resulted in significant sales growth in markets outside of the United States. Total units handled by the Company in 1996 increased by 52% over units handled in 1995. Units handled represent units sold or fulfilled for customers.


                                                    1994        1995        1996
--------------------------------------------------------------------------------
Net sales by division:
North America                                        81%         64%         49%
Asia-Pacific                                         --           2%         21%
Latin America                                        13%         23%         17%
Europe, Middle East and Africa                        6%         11%         13%
--------------------------------------------------------------------------------

Historically, period-to-period unit prices for wireless handsets have declined significantly, however, in 1996 the average selling price of products sold by the Company increased by approximately 3% due to an increase in sales of higher priced digital wireless phones and a slowing of the price degradation for analog products experienced in prior years.

Net sales in 1996 were comprised of sales of wireless handsets (88% of net sales), sales of wireless accessories (11%) and fees generated from the provision of value-added logistics services (1%).

Net sales for 1995 increased from 1994 as a result of increased demand primarily in the North and Latin America markets. Unit sales increased by 119% in 1995 compared to 1994. This increase was partly offset by a 28% decline in average sales prices from 1994.

Gross Profit

                                1994       1995     Change    1996        Change
--------------------------------------------------------------------------------
Gross profit                  $18,764    $28,199     50%    $45,840         63%

Gross margin percentage          6.07%      6.73%             7.77%
--------------------------------------------------------------------------------

The 1996 increase in gross profit is due to the increase in unit sales and the increase in the gross margin percentage. The gross margin percentage increase is due to the execution of the Company's strategy to provide higher margin value-added logistics services, as well as increased unit sales in which the Company earns higher margins. In addition, the Company made a concerted effort to reduce lower margin sales to other distributors in the North and Latin America markets. Although this disciplined change in the North and Latin America sales mix accounted for slower growth in those markets, the result was an enhancement in the Company's gross margin.

The Company provides value-added logistics services to wireless carriers and wireless handset and accessory manufacturers. These services consist of inventory procurement and management, fulfillment, programming, light assembly, kitting and packaging and various other services to assist the carriers and manufacturers in developing efficient processes and channels for their products and services. Although these services represent a relatively small percentage of net sales, the impact on gross profit is much greater.

The 1995 increase in gross profit is due primarily to an increase in unit sales. In addition, an increase in the unit sales of higher margin accessories helped to enhance the gross margin percentage.

Selling, General And Administrative Expenses

                             1994        1995      Change       1996      Change
--------------------------------------------------------------------------------
Selling, general and
  administrative
  expenses                $11,095      $14,813       34%      $20,849       41%

As a percent
  of net sales               3.59%        3.53%                  3.54%
--------------------------------------------------------------------------------

The 1996 increase in selling, general and administrative expenses is due primarily to the increased business activities of the Company and acquisitions which opened new markets to the Company. The Company increased its staff in several areas during the year, including management, operations, sales and marketing, and information systems. These staff enhancements were necessary to support the expanded level of business generated by the Company. The increase is also due to increases in depreciation expense related to investments in information systems and leasehold improvements, rent expense due to expanded facilities and various marketing costs including travel, promotions and commissions.

The 1995 increase in selling, general and administrative expenses is due primarily to the increased level of business activity generated by the Company. Expanded operations were supported by increases in compensation expense, rent expense, travel costs and an increase in the allowance for doubtful accounts.

Income From Operations

                               1994          1995    Change      1996     Change
--------------------------------------------------------------------------------
Income from
  operations              $   7,669    $   13,386     75%     $24,991        87%

As a percent
  of net sales                 2.48%         3.19%              4.24%
--------------------------------------------------------------------------------

The 1996 and 1995 increases in income from operations are due primarily to increases in unit sales and the Company's ability to enhance its gross margin and hold selling, general and administrative expenses relatively constant as a percent of net sales.

Net Income And Pro Forma Net Income


                                1994       1995     Change       1996     Change
--------------------------------------------------------------------------------
Net income                   $ 5,882    $ 8,165         39%   $11,037        35%

Pro forma
  net income                 $ 4,555    $ 7,307         60%   $12,622        73%

As a percent
  of net sales                  1.47%      1.74%                 2.14%

Pro forma
  net income
  per share                  $  0.32    $  0.42         31%   $  0.58        38%

Weighted average
  shares
  outstanding
  (000s)                      14,276     17,226                21,594
--------------------------------------------------------------------------------


The 1996 increase in net income and pro forma net income is a result of increased income from operations partially offset by interest expense relating primarily to bank debt obtained for working capital purposes and by the income attributable to minority interests.

Generally accepted accounting principles require that certain charges related to pooling-of-interests transactions be expensed in the period in which the transaction is consummated. Such charges related to the Allied Communications merger, in the amount of $2.1 million net of applicable taxes, were recognized as expense in the quarter ended June 30, 1996. Pro forma amounts exclude the effect of this one-time charge.

Prior to the merger between Brightpoint, Inc. and Allied Communications, Allied Communications had elected to be treated as a Subchapter S corporation and was, therefore, not subject to federal and state income taxes. Prior to its April 1994 initial public offering, Brightpoint was also treated as a Subchapter S corporation. Pro forma amounts provide for income taxes on the income not previously taxed at the corporate level.

The increase in weighted average shares outstanding is due primarily to an October 1995 equity offering of 3,615,000 Company shares, 750,000 shares used in the acquisition of Brightpoint International Ltd. in the fourth quarter of 1996, and the dilutive impact of stock options and warrants outstanding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


LIQUIDITY AND CAPITAL RESOURCES

                                                 1994         1995         1996
--------------------------------------------------------------------------------
Cash, cash equivalents and
  marketable securities                     $     441    $     726    $  32,255

Working capital                             $  20,960    $  62,219    $ 143,481

Current ratio                                  1.34:1       2.15:1       2.16:1

Average days sales
  in accounts receivable                           40           46           48

Average inventory turnover                         12            9            8

Cash used by operating activities           $ (10,978)   $ (33,200)   $ (31,525)

Cash used by investing activities           $    (468)   $  (2,780)   $ (30,634)

Cash provided by financing activities       $  11,295    $  36,265    $  75,984
--------------------------------------------------------------------------------

The Company's primary cash requirements have been to fund increased levels of accounts receivable and inventories. The Company has historically satisfied its working capital requirements principally through operations, vendor financing, bank borrowings and the issuance of equity securities.

Increases in working capital were primarily attributable to increased business activity resulting in increased levels of accounts receivable and inventories. These increases were partly financed by increases in accounts payable and bank lines of credit. The Company has also generated working capital through the exercise of stock options and warrants and, in 1995, through a public offering of common stock.

The increases in cash used by operating activities were primarily attributable to increases in accounts receivable and inventories. The increases in cash used by investing activities were primarily attributable to capital expenditures relating to the purchase of information systems equipment and software, and furniture and fixtures. In 1996, investing activities also included cash paid in connection with the acquisition of Brightpoint International, and investments in certain marketable and other securities. The increases in net cash provided by financing activities are primarily attributable to advances against the line of credit agreements, proceeds from the Company's public offering of Common Stock in October 1995 and exercises of options and warrants.

The Company borrows funds under a credit agreement with Bank One, Indianapolis, NA, as agent for a group of banks (the bank), which provides for borrowings under a line of credit up to $100 million. The Company also has an additional $25 million credit facility specifically for Brightpoint International Ltd. and its subsidiaries under an agreement with First National Bank of Chicago, as agent for a group of banks. Borrowings on the lines of credit bear interest at the bank's prime rate less up to 100 basis points or at LIBOR plus 75 to 175 basis points depending upon the ratio of the Company's funded debt to capital. At December 31, 1996, the Company was in compliance with the covenants of the credit agreements. See Note 5 to the Consolidated Financial Statements for additional information on the credit agreements.

Substantially all of the Company's assets, including its inventories and receivables, are pledged to the bank as collateral and the Company is prohibited from incurring additional indebtedness, except for trade indebtedness, certain of which is subordinated to the Company's indebtedness to the banks. The Company's inability to incur additional indebtedness could, under certain circumstances, limit the Company's ability to expand its operations. In addition to covenants requiring the maintenance of certain financial ratios, the Company's credit agreements limit or prohibit the Company, subject to certain exceptions, from declaring or paying cash dividends, making capital distributions or other payments to stockholders, merging or consolidating with other corporations, forming subsidiaries, selling all or substantially all of its assets, creating liens or security interests on the Company's assets, entering into transactions with affiliates and making payments on subordinated indebtedness without the bank's prior consent.

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                Working Capital
                                     (000s)
                                ---------------
                                1992   $  3,072
                                1993   $  7,039
                                1994   $ 20,960
                                1995   $ 62,219
                                1996   $143,481

The Company has increasingly emphasized the sale of products on open account terms and has purchased increased levels of inventories to support an expanding customer base, which has resulted in increased accounts receivable days outstanding and a decrease in inventory turns. The Company believes that the ability to offer these credit terms provides it with a competitive advantage.

The Company seeks to maintain an average of approximately 30 days of inventory on hand in addition to making opportunistic spot buys. These spot buys occur frequently at year end and cause inventories at the end of the year to be higher on a relative basis than at other times during the year.

At December 31, 1996, the Company's allowance for doubtful accounts was $1.1 million, which the Company believes is currently adequate for the size and nature of its receivables. Bad debt expense accounted for less than 1.0% of the Company's net sales for 1994, 1995 and 1996. Nevertheless, delays in collection or the uncollectibility of accounts receivable could have an adverse effect on the Company's liquidity and working capital position. In connection with the Company's expanded operations, the Company has offered open account terms to additional customers, which subjects the Company to increased credit risk, particularly in foreign markets. The Company seeks to minimize losses on credit sales by closely monitoring its customers' credit worthiness and by seeking to obtain letters of credit or similar security in connection with certain open account sales to customers located in foreign markets.

The Company has no material commitments for capital expenditures.

INFLATION AND FOREIGN CURRENCY

Inflation has historically not had a material effect on the Company's operations. The Company frequently transacts business in currencies other than its functional currency and, therefore, is exposed to some risk to exchange rate fluctuations. The Company has not experienced significant exchange rate gains or losses historically, however, increasing trade activity in foreign markets or large fluctuations in exchange rates could generate more significant gains or losses from these arrangements. The Company periodically uses forward, futures or option contracts to hedge identifiable positions.

The Company does not enter into forward, futures or option contracts for speculative purposes, however, the hedge transactions could subject the Company to additional risks.

FUTURE OPERATING RESULTS

The following discussion and analysis, and other statements throughout this Annual Report which are not based on historical fact, contain forward-looking statements, and actual results may differ materially. Future trends for net sales and profitability are difficult to predict due to a variety of risks and uncertainties, including among others i) business conditions and growth in the Company's markets, including currency and political risks in markets in which the Company operates, ii) availability and prices of wireless products, iii) successful integration of any future acquisitions, iv) numerous competitive factors, v) the highly dynamic nature of the industry in which the Company participates, and vi) market trends such as the rollout of new technologies, including but not limited to Personal Communications Services (PCS), and changes in the demand for value-added services.

The Company expects net sales to continue to grow in all of its divisions and to price its products and services to obtain reasonable operating margins. Because of the dynamic nature of the industry in which the Company operates, future growth rates are difficult to estimate with precision.

The Company anticipates gross margin percentages to increase as the impact of the improved sales mix and value-added services continues to enhance gross profit. Gross profit and margins may be affected by product, freight and other costs, price competition and by changes in the mix of the Company's products, services and customers.

The Company expects that selling, general and administrative expenses will continue to increase in absolute dollars in connection with higher levels of sales. These costs should remain relatively constant as a percentage of net sales.

Because of the aforementioned uncertainties affecting the Company's future operating results, past performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Stockholders
Brightpoint, Inc.


We have audited the accompanying consolidated balance sheets of Brightpoint, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1995 and 1994 financial statements of Allied Communications, which are included in the consolidated financial statements, which statements reflect total assets constituting 33% in 1995, and net sales constituting 36% in 1995 and 45% in 1994 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Allied Communications, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brightpoint, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                       ERNST & YOUNG LLP

Indianapolis, Indiana
January 28, 1997


              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS



The management of Brightpoint, Inc. is responsible for the preparation and integrity of the Company's consolidated financial statements and all related information appearing in this Annual Report. The Company maintains accounting and internal control systems which are intended to provide reasonable assurances that assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and that accounting records are reliable for preparing financial statements in accordance with generally accepted accounting principles.

The financial statements for each of the years covered in this Annual Report have been audited by independent auditors, who have provided an independent assessment as to the fairness of the financial statements.

The Board of Directors has appointed an Audit Committee whose members are not employees of the Company. The Committee meets with management and the independent auditors to review the results of their work and to satisfy itself that their responsibilities are being properly discharged. The independent auditors have full and free access to the Audit Committee and have discussions with the Committee regarding appropriate matters, with and without management present.




/s/ Robert J. Laikin     /s/ J. Mark Howell     /s/ Phillip A. Bounsall
Robert J. Laikin         J. Mark Howell         Phillip A. Bounsall
Chairman & CEO           President & COO        Executive Vice President & CFO

                        CONSOLIDATED STATEMENTS OF INCOME
                  (Amounts in thousands, except per share data)
================================================================================

                                                                                                 Year ended December 31
                                                                                        1994                1995                1996
                                                                                    ------------------------------------------------
Net sales                                                                           $309,227            $419,149            $589,718
Cost of sales                                                                        290,463             390,950             543,878
                                                                                    ------------------------------------------------
Gross profit                                                                          18,764              28,199              45,840

Selling, general and administrative expenses                                          11,095              14,813              20,849
                                                                                    ------------------------------------------------
Income from operations                                                                 7,669              13,386              24,991

Merger expenses                                                                           --                  --               2,750
Interest expense, net                                                                    164               1,383               2,118
                                                                                    ------------------------------------------------
Income before income taxes and
  minority interest                                                                    7,505              12,003              20,123
Income taxes                                                                           1,623               3,838               7,328
Income before minority interest                                                        5,882               8,165              12,795
Minority interest in subsidiaries' earnings                                               --                  --               1,758
                                                                                    ------------------------------------------------
Net income                                                                          $  5,882            $  8,165            $ 11,037
                                                                                    ================================================
Pro forma data (unaudited):
    Historical income before income taxes                                           $  7,505            $ 12,003            $ 20,123
    Pro forma income taxes                                                             2,950               4,696               7,804
    Minority interest in subsidiaries' earnings                                           --                  --               1,758
    Pro forma net income                                                            $  4,555            $  7,307            $ 10,561
                                                                                    ================================================
    Pro forma net income excluding
      the after-tax effect of one-time
      merger expenses                                                               $  4,555            $  7,307            $ 12,622
                                                                                    ================================================
Net income per share:
    Pro forma                                                                       $   0.32            $   0.42            $   0.49
                                                                                    ================================================
    Pro forma excluding the
      after-tax effect of one-time
      merger expenses                                                               $   0.32            $   0.42            $   0.58
                                                                                    ================================================
    Weighted average common shares outstanding                                        14,276              17,226              21,594
                                                                                    ================================================

See accompanying notes.

                           CONSOLIDATED BALANCE SHEETS
                             (Amounts in thousands)
================================================================================


                                                                   December 31
                                                                1995        1996
                                                            --------------------
Assets
Current assets:
    Cash and cash equivalents                               $    726   $ 14,255
    Marketable securities                                         --     18,000
    Accounts receivable (less allowance for doubtful
         accounts of $691 in 1995 and $1,115 in 1996)         57,288    113,119
    Inventories                                               56,313    112,916
    Other current assets                                       2,220      8,422
                                                            --------------------
Total current assets                                         116,547    266,712

Property and equipment, net                                    2,934      8,207
Goodwill                                                          --     15,232
Other assets                                                     306      8,894
                                                            --------------------
Total assets                                                $119,787   $299,045
                                                           ====================

Liabilities and stockholders' equity
Current liabilities:
    Accounts payable and accrued expenses                   $ 48,665   $123,231
    Notes payable                                              5,663         --
                                                            --------------------
Total current liabilities                                     54,328    123,231

Notes payable                                                     --     79,564
Deferred taxes                                                    48        330
Stockholder loans                                                554         --

Minority interest                                                 --        938

Stockholders' equity:
    Preferred stock, $.01 par value:
        Authorized shares - 1,000
        No shares issued or outstanding                           --         --
    Common stock, $.01 par value:
        Authorized shares - 25,000
        Issued and outstanding shares - 19,894 in 1995
            and 21,636 in 1996                                   199        216
    Additional paid-in capital                                50,757     73,206
    Foreign currency translation adjustment                       --         97
    Unrealized gain on marketable securities, net of tax          --      3,929
    Retained earnings                                         13,901     17,534
                                                            --------------------
Total stockholders' equity                                    64,857     94,982
                                                            --------------------
Total liabilities and stockholders' equity                  $119,787   $299,045
                                                            ====================

See accompanying notes.

                Consolidated Statements of Stockholders' Equity
                             (Amounts in thousands)
================================================================================

                                                                                Additional
                                                             Common Stock          Paid-in                   Retained
                                                          Shares       Amount      Capital        Other      Earnings         Total
                                                       -----------------------------------------------------------------------------
Balance at January 1, 1994                                 9,891     $     99     $     --     $     --      $  3,386      $  3,485
     S corporation dividends                                  --           --           --           --        (1,161)       (1,161)
     Transfer of Brightpoint, Inc.
       undistributed S corporation
       earnings                                               --           --        1,006           --        (1,006)           --
     Issuance of common stock                              5,390           54       12,023           --            --        12,077
     Net income                                               --           --           --           --         5,882         5,882
                                                       -----------------------------------------------------------------------------
Balance at December 31, 1994m                             15,281          153       13,029           --         7,101        20,283
     S corporation dividends                                  --           --           --           --        (1,365)       (1,365)
     Issuance of common stock                              3,615           36       33,510           --            --        33,546
     Exercise of stock
       options and warrants                                  998           10        2,942           --            --         2,952
     Tax benefit of exercise
       of stock options                                       --           --        1,276           --            --         1,276
     Net income                                               --           --           --           --         8,165         8,165
                                                       -----------------------------------------------------------------------------
Balance at December 31, 1995                              19,894          199       50,757           --        13,901        64,857
     S corporation dividends                                  --           --           --           --          (289)         (289)
     Transfer of Allied Companies
       undistributed S corporation
       earnings                                               --           --        7,115           --        (7,115)           --
     Exercise of stock options
       and warrants                                          992           10        5,939           --            --         5,949
     Tax benefit of exercise
       of stock options                                       --           --        1,302           --            --         1,302
     Common stock issued in
       connection with the purchase of
       Brightpoint International Ltd.                        750            7        8,093           --            --         8,100
     Foreign currency
       translation adjustment                                 --           --           --           97            --            97
     Unrealized gain on marketable
       securities, net of tax                                 --           --           --        3,929            --         3,929
     Net income                                               --           --           --           --        11,037        11,037
                                                       -----------------------------------------------------------------------------
Balance at December 31, 1996                              21,636     $    216     $ 73,206     $  4,026      $ 17,534      $ 94,982
                                                       =============================================================================

                     Consolidated Statements of Cash Flows
                             (Amounts in thousands)
================================================================================

                                                                                                  Year ended December 31
                                                                                         1994               1995               1996
                                                                                     -----------------------------------------------
Operating activities
Net income                                                                           $  5,882           $  8,165           $ 11,037
Adjustments to reconcile net income
     to net cash used by operating
     activities:
          Minority interest                                                                --                 --              1,758
          Depreciation and amortization                                                   151                217              1,069
          Merger expenses                                                                  --                 --              2,750
          Deferred taxes                                                                   --                 --                282
          Changes in operating assets
            and liabilities:
               Accounts receivable                                                    (21,648)           (15,776)           (43,989)
               Inventories                                                            (28,993)           (17,094)           (45,771)
               Other current assets                                                      (867)            (1,176)            (5,180)
               Accounts payable and accrued expenses                                   34,497             (7,536)            46,519
                                                                                     -----------------------------------------------
Net cash used by operating activities                                                 (10,978)           (33,200)           (31,525)

Investing activities
Capital expenditures                                                                     (468)            (2,521)            (5,965)
Aquisition of marketable securities                                                        --                 --            (11,431)
Aquisition of Brightpoint International Ltd.                                               --                 --             (5,000)
Aquisition of Hatadicorp Pty Ltd.                                                          --                 --               (912)
Cash acquired in formation of Brightpoint
     International Ltd.                                                                    --                 --                352
Increase in other assets                                                                   --               (259)            (7,678)
                                                                                     -----------------------------------------------
Net cash used by investing activities                                                    (468)            (2,780)           (30,634)

Financing activities
Net proceeds from notes payable                                                         3,448                648             71,740
Proceeds from stock offerings                                                          12,189             33,546                 --
Proceeds and tax benefit from exercise of stock options
     and warrants                                                                          --              4,228              7,255
Payments on long-term debt                                                             (4,015)                --                 --
Proceeds from (payments on) stockholder loans                                             842               (792)              (554)
Merger expenses                                                                            --                 --             (2,168)
S corporation distributions                                                            (1,169)            (1,365)              (289)
                                                                                     -----------------------------------------------
Net cash provided by financing activities                                              11,295             36,265             75,984

Effect of exchange rate changes on cash
     and cash equivalents                                                                  --                 --               (296)
                                                                                     -----------------------------------------------
Net increase (decrease) in cash and cash equivalents                                     (151)               285             13,529
Cash and cash equivalents at beginning of year                                            592                441                726
                                                                                     -----------------------------------------------
Cash and cash equivalents at end of year                                             $    441           $    726           $ 14,255
                                                                                     ===============================================


See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

Brightpoint, Inc. (the Company) distributes wireless communications equipment and related products globally and provides related services including inventory management, fulfillment, packaging and programming. The Company distributes its products through a global customer network of wireless carriers, agents, resellers, dealers and retailers throughout the world.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiary, Brightpoint International Ltd. (see Note 2 -- Merger And Acquisitions), and Brightpoint International Ltd.'s majority-owned foreign subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

On June 7, 1996, the Company completed a merger with Allied Communications, Inc., Allied Communications of Florida, Inc., Allied Communications of Georgia, Inc., Allied Communications of Illinois, Inc., and Allied Communications of Puerto Rico, Inc. (Allied Communications), which were engaged in substantially the same business as the Company. The transaction was accounted for using the pooling-of-interests method and accordingly, the Company's financial statements have been restated to reflect the consolidated balance sheets and consolidated results of operations of both entities as if the merger had been in effect for all periods presented.

Pro forma net income per share for all periods presented is computed after taking into consideration the 3,796,875 shares of the Company's common stock that was exchanged for all of the outstanding common stock of Allied Communications. Further information pertaining to the merger is presented in
Note 2 -- Merger And Acquisitions.

There were no material differences between the accounting policies of the Company and Allied Communications. Certain amounts in Allied Communications' historical combined financial statements were reclassified to conform with the presentation used by the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue is recognized when wireless communications equipment is shipped and sold or when services have been rendered to customers.

CASH AND CASH EQUIVALENTS

All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents. The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those investments.

CONCENTRATIONS OF RISK

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The accounts receivable balance, reflecting the Company's sources of revenue from wireless service providers, national retailers and agent dealers, is dispersed throughout the world, including the United States, Latin America, Europe, the Middle East, Africa, Asia and the Pacific Rim. The Company has no customer which exceeded 10% of the Company's accounts receivable balance at December 31, 1996. The Company performs ongoing credit evaluations of its customers and provides credit in the normal course of business to a large number of its customers. However, consistent with industry practice, the Company generally requires no collateral from its customers. The Company maintains allowances for potential credit losses; such losses have not been significant and have been within management's expectations.

The Company is dependent on third-party equipment manufacturers, distributors and dealers for all of its supply of wireless communications equipment. For 1996, the Company's three largest suppliers accounted for 62% of product purchases. The Company is dependent on the ability of its suppliers to provide adequate products on a timely basis and on favorable pricing terms. Although the Company believes that its relationships with its suppliers are satisfactory, the loss of certain principal suppliers could have a material adverse effect on the Company.

INVENTORIES

Inventories consist of wireless telephones and accessories and are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciation is computed by the straight-line method using the estimated useful lives of the assets, generally five to fifteen years. Leasehold improvements are stated at cost and amortized over the lease term of the associated property. Maintenance and repairs are charged to expense as incurred.

GOODWILL

Goodwill represents the unamortized cost in excess of the fair value of the net assets acquired in business combinations, and is amortized on a straight-line basis over 30 years. The Company continually reviews the valuation and amortization of goodwill.

IMPAIRMENT OF LONG-LIVED ASSETS

The FASB issued Statement of Financial Accounting Standards No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which the Company adopted effective January 1, 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. SFAS No. 121 also requires that long-lived assets and certain identifiable intangibles held for sale, other than those related to discontinued operations, be reported at the lower of carrying amount or fair value less cost of disposal. Adoption of the Statement and its application during 1996 did not have an impact on the Company's financial position or results of operations.

INCOME TAXES

Prior to April 14, 1994, the stockholders of the Company had elected under Subchapter S of the Internal Revenue Code to include the income of the Company in their own income for tax purposes. Accordingly, the Company was not subject to federal and state income taxes until that date.

Effective April 14, 1994, the Company's election under Subchapter S was terminated. Concurrent with the termination, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities. These deferred taxes are measured by applying current tax laws. The effect on 1994 net income of adopting the Statement was not material.

Prior to June 7, 1996, the stockholders of Allied Communications had also elected treatment under Subchapter S of the Internal Revenue Code. Concurrent with the merger with Allied Communications on June 7, 1996, Allied Communications' election under Subchapter S was terminated. At that time, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, for the Allied Communications' accounts. The effect on 1996 net income of adopting the Statement was not material.

FOREIGN CURRENCY TRANSLATION

Financial statements of Brightpoint International Ltd.'s subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and an average exchange rate for each period for revenues, expenses, gains and losses. Translation adjustments are recorded as a separate component of stockholders' equity since the local currency for each subsidiary is, in all cases, its functional currency. Translation adjustments have not been significant.

PRO FORMA INCOME TAXES

The pro forma income tax amounts presented in the statements of income represent an estimate of the income taxes that the Company and Allied Communications would have incurred had they been tax paying entities for all periods presented.

NET INCOME PER SHARE AMOUNTS

Pro forma net income per share amounts are based on the weighted average number of common shares and dilutive common share equivalents outstanding during each year. Common share equivalents consist of shares of common stock issuable upon exercise of outstanding stock options and stock warrants (see Note 7 -- Stockholders' Equity).

Historical net income per share amounts are not presented because such information is not meaningful.

STOCK OPTIONS

In 1996, the Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. In accordance with SFAS No. 123, the Company uses the intrinsic value method to account for stock options, consistent with the existing rules established by Accounting Principles Board No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense has been recognized for stock options granted to employees.

2. MERGER AND ACQUISITIONS

On June 7, 1996, the Company completed a merger with Allied Communications through the exchange of 3,796,875 shares of newly-issued Company common stock in exchange for all of the outstanding shares of Allied Communications' common stock. The merger was structured as a tax-free reorganization and was accounted for using the pooling-of-interests method of accounting. In connection with the merger, the Company recorded a nonrecurring charge of $2.7 million ($2.1 million net of tax) in the quarter ended June 30, 1996, for transaction costs, including investment banking, legal, and accounting fees, and for estimated costs associated with the merger. Net sales and net income for the Company and Allied Communications prior to the combination are as follows (in thousands):

                                                            Three months
                                       Year ended              ended
                                      December 31             March 31
                                     1994          1995          1996
                                 --------      --------      --------
Net sales
    Brightpoint, Inc.            $169,268      $269,359      $ 87,662
    Allied Communications         139,959       149,790        25,298
                                 --------      --------      --------
        Combined                 $309,227      $419,149      $112,960
                                 ========      ========      ========

Net income, giving effect
    to pro forma income taxes
        Brightpoint, Inc.        $  2,843      $  5,706      $  2,023
        Allied Communications       1,712         1,601           454
                                 --------      --------      --------
            Combined             $  4,555      $  7,307      $  2,477
                                 ========      ========      ========

On August 1, 1996, the Company completed the formation of Brightpoint International Ltd., a joint venture with Technology Resources International Limited. The Company maintained effective controlling interest in Brightpoint International Ltd., and therefore the operations were consolidated for financial reporting purposes.

The Company owned 50% of Brightpoint International Ltd. until November 1996, when the Company acquired the remaining 50% of the subsidiary. The combination was accounted for using the purchase method. The purchase price for the remaining equity interest consisted of 750,000 unregistered shares of the Company's common stock, valued at $8.1 million, and $5.0 million of cash. The resulting goodwill of $12.6 million is being amortized over 30 years.

On October 18, 1996, Brightpoint International Ltd. acquired the business and operations of Hatadicorp Pty Ltd. (Hatadi) based in Sydney, Australia. The newly-formed Brightpoint Australia Pty Ltd. is owned 80 percent by Brightpoint International Ltd. and 20 percent by the former shareholders of Hatadi. The combination was accounted for using the purchase method and the operations of Brightpoint Australia Pty Ltd. are consolidated for financial reporting purposes. The purchase price of $2.8 million was allocated principally to goodwill which is being amortized over 30 years.

The impact of these acquisitions was not material in relation to the Company's results of operations. Consequently, pro forma information is not presented.

3. INVESTMENTS

During the fourth quarter of 1996, the Company acquired 1,000,000 shares of common stock of Cellstar, Inc. for investment purposes. Cellstar, Inc. is engaged in substantially the same business as the Company. The cost basis of this investment is $11.4 million and the fair value at December 31, 1996 (based on quoted market price) was $18.0 million. In accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Debt and Equity Securities, the Company has classified the available-for-sale investment as a current asset and reported it at fair value with the unrealized gain, net of tax, classified as a separate component of stockholders' equity.

In December, 1996, the Company acquired 25 Series E convertible debentures of Pocket Communications, Inc. (Pocket). Pocket is a privately-held company offering wireless telecommunications services, specifically in the area of Personal Communications Services (PCS). The price of each debenture was $200,000 resulting in a total investment of $5 million. Each debenture is convertible into 25,000 shares of common stock of Pocket, resulting in 625,000 total convertible shares. The debentures earn interest at a rate of 2 1/2% above Prime Rate (10.75% at December 31, 1996) and have a maturity date of December 12, 1998, at which time the Company can demand repayment or exercise its conversion rights. Assuming conversion, the Company's ownership interest in Pocket would approximate 1%. This investment is carried at cost and classified in other assets at December 31, 1996. There is no quoted market price for this investment. However, because the instrument was acquired in late 1996 and no events have occurred that would significantly impact the value of the instrument, the cost of the investment is considered to approximate fair value.

4. PROPERTY AND EQUIPMENT

The components of property and equipment at December 31, 1995 and 1996, are as follows (in thousands):

                                                             1995           1996
                                                           ---------------------
Furniture and equipment                                    $  964         $2,065
Information systems equipment and
      software                                              1,985          5,917
Leasehold improvements                                        495          1,450
                                                           ---------------------
                                                            3,444          9,432
Less accumulated depreciation                                 510          1,225
Net property and equipment                                 $2,934         $8,207
                                                           =====================

5. NOTES PAYABLE

At December 31, 1996, the Company had a $75 million credit agreement (line of credit) with Bank One, Indianapolis, NA, as agent bank for a group of banks. Borrowings on the line of credit ($56 million at December 31, 1996) bear interest at the bank's prime rate (8.25% at December 31, 1996) less up to 100 basis points or at LIBOR (5.60% at December 31, 1996) plus 75 to 175 basis points dependent upon the ratio of the Company's funded debt to capital. The agreement also includes a provision to allow the Company to guarantee bank debt of Brightpoint International Ltd. in an amount not to exceed $25 million. The line of credit agreement matures on May 28, 1999.

Substantially all of the Company's assets, including its inventories and receivables, are pledged to the bank as collateral. In addition to covenants requiring the maintenance of certain financial ratios, the Company's agreement with the bank limits or prohibits the Company, subject to certain exceptions, from among other things, incurring additional indebtedness, declaring or paying cash dividends, making capital distributions or other payments to stockholders, merging or consolidating with another corporation, forming subsidiaries, selling all or substantially all of its assets, creating liens or security interests on the Company's assets and entering into transactions with affiliates.

During the fourth quarter of 1996, Brightpoint International Ltd. entered into a $25 million line of credit agreement with First National Bank of Chicago to provide capital for the Company's international operating divisions. Borrowings on the credit agreement were $21.6 million at December 31, 1996, and bear interest consistent with rates charged on the Company's line of credit agreement. The credit agreement matures in February 1998.

At December 31, 1995, outstanding debt of $5.7 million was classified as a current liability and consisted primarily of a note payable with Bank One that had a current maturity schedule.

At December 31, 1996, the Company was in compliance with the covenants in its credit agreements. Interest payments for 1994, 1995 and 1996 were approximately $277,000, $1,525,000 and $1,556,000, respectively. The carrying amount of the Company's borrowings under its variable-rate lines of credit approximates fair value.

On January 28, 1997, the Company amended its line of credit agreement with Bank One to increase available borrowings to $100 million. The additional $25 million of credit matures April 30, 1997, at which time the additional credit will be renegotiated.

6. INCOME TAXES

For financial reporting purposes, income before income taxes and minority interest, by tax jurisdiction, is comprised of the following (in thousands):

                                                Year Ended December 31
                                            1994            1995            1996
                                         ---------------------------------------
United States                            $ 7,505         $12,003         $13,706
Foreign                                       --              --           6,417
                                         $ 7,505         $12,003         $20,123
                                         =======================================

The pro forma provision for income taxes represents the estimated income taxes that would have been reported had the Company been subject to income taxes for each of the years presented. In 1994 and 1995, the pro forma income tax expense is comprised of a provision for federal income taxes at the statutory rate plus a state income tax provision, net of federal income tax benefit. No other items materially impact the pro forma income tax expense during those two years. Due to the significance of the Subchapter S earnings (of both the Company and Allied Communications) during 1994 and 1995, a reconciliation of historical income tax expense is not presented as it would not be meaningful.

The reconciliation of income tax expense for 1996 computed at the U.S. federal statutory tax rate to the Company's effective income tax rate is as follows:

                                                     Historical   Pro Forma
                                                     ----------------------
Tax at U.S. federal statutory rate                     35.0%        35.0%
State and local income taxes, net of U.S.
    federal benefit                                     3.7          3.7
Allied Communications' Subchapter S earnings           (2.5)          --
Non-deductible merger expenses                          1.7          1.7
Foreign sales corporation and foreign rates            (1.5)        (1.6)
                                                     ----------------------
                                                       36.4%        38.8%
                                                     ======================

Significant components of the historical and pro forma provision for income taxes are as follows (in thousands):

                        Pro forma (Unaudited)                Historical
                 ---------------------------------------------------------------
                    1994       1995       1996       1994       1995       1996
                 -----------------------------   -------------------------------
Current:
    Federal      $ 2,590    $ 3,763    $ 4,758    $ 1,357    $ 3,028    $ 4,340
    State            642      1,017      1,131        410        978      1,035
    Foreign           --         --      2,184         --         --      2,184
                 -----------------------------   -------------------------------
                   3,232      4,780      8,073      1,767      4,006      7,559
Deferred:
    Federal         (227)       (73)      (237)      (116)      (146)      (203)
    State            (55)       (11)       (32)       (28)       (22)       (28)
                    (282)       (84)      (269)      (144)      (168)      (231)
                 -----------------------------   -------------------------------
                 $ 2,950    $ 4,696    $ 7,804    $ 1,623    $ 3,838    $ 7,328
                 =============================   ===============================

Components of the Company's deferred taxes are as follows (in thousands):

                                                                December 31
                                                            1995           1996
                                                         -----------------------
Deferred tax assets:
    Capitalization of inventory costs                    $   204        $   612
    Allowance for doubtful accounts                          156            372
                                                         ----------  -----------
                                                             360            984
Deferred tax liabilities:
    Depreciation                                             (48)          (330)
    Unrealized gain on marketable
        securities                                            --         (2,640)
                                                         ----------  -----------
                                                             (48)        (2,970)
                                                         ----------  -----------
                                                         $   312        $(1,986)
                                                         ==========  ===========

Income tax payments were $1,976,000, $1,931,000 and $6,199,000 for 1994, 1995 and 1996, respectively.

Undistributed earnings of the Company's foreign operations were approximately $6.0 million at December 31, 1996. Those earnings are considered to be indefinitely reinvested and accordingly, no provision for U.S. federal and state income taxes or foreign withholding taxes has been made. Upon distribution of those earnings, the Company would be subject to U.S. income taxes (subject to a reduction for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable; however, unrecognized foreign tax credit carryovers would be available to reduce some portion of the U.S. liability.

7. STOCKHOLDERS' EQUITY

The Company has declared the following stock splits which were effected in the form of stock dividends:

Declaration date           Dividend payment date    Split ratio
--------------------------------------------------------------------------------
August 31, 1995            September 20, 1995       5 for 4
November 12, 1996          December 17, 1996        3 for 2
January 28, 1997           March 3, 1997            5 for 4

Accordingly, all references in the financial statements related to share amounts, per share amounts, average shares outstanding and information concerning stock option plans have been adjusted retroactively to reflect these stock splits.

In April 1994, the Company consummated the sale of 5.4 million shares (including the underwriters' over-allotment option) of common stock for $2.67 per share in an initial public offering. In connection with the initial public offering and the conversion of the Company from an S corporation to a C corporation, the undistributed retained earnings generated while an S corporation were transferred to additional paid-in capital.

In October 1995, the Company consummated the sale of 3.6 million shares of common stock (including the sale of 520,000 shares pursuant to the underwriters' over-allotment option) at a price of $10.14 per share in a public offering. The net proceeds were used to repay $10.3 million outstanding under its line of credit and for working capital and general corporate purposes.

In connection with the Allied merger completed in June 1996, Allied Communications' Subchapter S election was terminated. Accordingly, the undistributed retained earnings generated while Allied Communications were Subchapter S corporations were transferred to additional paid-in capital.

The Company has authorized 1,000,000 shares of preferred stock which remain unissued. The Board of Directors has not yet determined the preferences, qualifications, relative voting or other rights of the authorized shares of preferred stock.

STOCK OPTION PLANS

The Company has three fixed stock option plans which reserve shares of common stock for issuance to key employees and directors.

In March 1994, the Company adopted the 1994 Stock Option Plan whereby employees of the Company and others are eligible to be granted incentive stock options or non-qualified stock options. A total of 938,000 common shares were originally reserved for grant under the Plan. During 1995, an amendment was approved which authorized an increase in shares reserved for issuance to 2,110,000 shares. Also, in October 1996, the Company adopted the 1996 Stock Option Plan whereby employees of the Company and others are eligible to be granted non-qualified stock options. A total of 1,875,000 common shares were reserved for grant under the Plan. For both Plans, a committee of the Board of Directors determines the time or times at which the options will be granted, selects the employees or others to whom options will be granted and determines the number of shares covered by each option, purchase price, time of exercise (not to exceed ten years from the date of the grant) and other terms.

In March 1994, the Company adopted the Non-employee Directors Stock Option Plan whereby non-employee directors are eligible to be granted non-qualified stock options. A total of 234,375 shares were reserved for grant under the plan. During 1995, an amendment was approved which authorized an increase in shares reserved for issuance under the plan to 468,750 shares. Options to purchase 10,000 shares of common stock are granted to each newly elected non-employee director and, on the first day of each year, each individual elected and continuing as a non-employee director receives an option to purchase 4,000 shares of common stock.

The exercise price of stock options granted may not be less than the fair market value of a share of common stock on the date of the grant. Options become exercisable in periods ranging from one to three years. Information regarding these option plans for 1995 and 1996 is as follows:

                                                   1995                     1996
                                          --------------   ---------------------
                                                                        Weighted
                                                                         Average
                                                                        Exercise
                                                 Shares         Shares     Price
                                          --------------   ---------------------
Options outstanding,
   beginning of year                          1,034,767      1,247,179    $ 5.71
Options granted                                 814,454      1,705,366     12.31
Options exercised                               594,228        344,183      4.76
Options canceled                                  7,814         32,422     11.30
                                          --------------  -------------
Options outstanding, end of year              1,247,179      2,575,940     10.13
                                          ==============  =============
Option price range at end of year          $12.67-$8.90   $2.67-$19.20
Option price range for
  exercised shares                         $12.67-$5.28   $2.67-$18.90
Options available for grant
   at year end                                                 927,028
Weighted average fair value
   of options granted during the year                           $14.23

The following table summarizes information about the fixed price stock options outstanding at December 31, 1996.

                                       Options Outstanding            Options Exercisable
                                     ----------------------      --------------------------
                                      Weighted
                      Number           Average     Weighted        Number          Weighted
   Range of         Outstanding       Remaining     Average      Exercisable       Average
   Exercise         at December      Contractual   Exercise      at December       Exercise
    Prices            31, 1996          Life         Price         31, 1996         Price
---------------------------------------------------------------------------------------------
$ 2.67-$ 6.02          270,937        3 years        $ 3.15         194,565      $    2.67
$ 6.46-$ 8.90          656,253        3 years        $ 7.37         375,002      $    7.10
$10.00-$12.46        1,565,625        5 years        $12.23              --             --
$14.66-$19.20           83,125        5 years        $15.27              --             --

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method as defined by that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996: risk-free interest rate of 5.5%; a dividend yield of 0.0%; volatility factor of the expected market price of the Company's common stock of .51; and an expected life of the options of 1.99 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options and stock warrants discussed below, are amortized to expense over the related vesting period. Because compensation expense is recognized over the vesting period, the initial impact on pro forma net income may not be representative of compensation expense in future years, when the effect of the amortization of multiple awards would be reflected in the consolidated statements of income. The Company's pro forma information giving effect to the estimated compensation expense related to stock options and warrants is as follows (in thousands, except per share data):

                                                  1995               1996
----------------------------------------------------------------------------
Pro forma net income (1)                        $   6,336         $   11,638
Pro forma net income per share                  $    0.37         $     0.55


(1) Excluding the after-tax effect of one-time merger expenses in 1996.

STOCK WARRANTS

In connection with the initial public offering, the Company issued warrants to purchase up to 468,750 shares of common stock initially exercisable at $3.30 per share. During 1995 and 1996, substantially all of the warrants were exercised.

In January 1995, the Company issued warrants to purchase up to 596,430 shares of common stock at $6.96 per share in connection with an agreement with HSN Direct Joint Venture. During 1996, 573,461 of the warrants were exercised. The remaining outstanding warrants are exercisable by the holders at any time until January 16, 2000.

8. LEASE ARRANGEMENTS

The Company leases certain furniture and equipment as well as its office and warehouse/distribution space under operating leases.

Total rent expense under all operating leases was $446,000, $540,000 and $1,469,000 for 1994, 1995 and 1996, respectively.

The aggregate future minimum payments on the above leases are as follows (in thousands):

Year ending December 31
-----------------------
                 1997                              $   1,828
                 1998                                  1,693
                 1999                                  1,628
                 2000                                  1,506
                 2001                                  1,448
                 Thereafter                            7,075
                                                   ---------
                                                   $  15,178
                                                   =========


9. GEOGRAPHIC OPERATIONS

The Company operates in worldwide markets. Its business activities are conducted in four divisions: North America; Latin America; Europe, Middle East and Africa; and Asia-Pacific. A summary of the Company's operations by division is presented below (in thousands):

                                                1994          1995          1996
                                            ------------------------------------
Net sales:
North America                               $252,262      $269,730      $287,377
Latin America                                 40,038        95,602        98,420
Europe, Middle East
    and Africa                                16,927        46,284        76,292
Asia-Pacific                                      --         7,533       127,629
                                            ------------------------------------
                                            $309,227      $419,149      $589,718
                                            ====================================
Income before income taxes
    and minority interest:
North America                               $  6,533      $  9,265      $  7,113
Latin America                                    972         2,738         4,268
Europe, Middle East
    and Africa                                    --            --         3,607
Asia-Pacific                                      --            --         5,135
                                            ------------------------------------
                                            $  7,505      $ 12,003      $ 20,123
                                            ====================================
Identifiable assets:
North America                               $ 72,118      $ 92,465      $126,003
Latin America                                 10,727        27,322        73,633
Europe, Middle East
    and Africa                                    --            --        44,451
Asia-Pacific                                      --            --        54,958
                                            ------------------------------------
                                            $ 82,845      $119,787      $299,045
                                            ====================================

For geographic reporting purposes only, net sales are recorded in the region in which the customer is located. In 1994 and 1995, sales in the Europe, Middle East and Africa, and Asia-Pacific divisions were export sales from North America operations. As a result, the Company has not allocated income before income taxes and minority interest and identifiable assets to those divisions in 1994 and 1995.

10. EMPLOYEE BENEFIT PLAN

On January 1, 1996, the Company adopted an employee savings plan which permits employees with at least one year of service to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. The Company matches 25% of employee contributions, up to 6%, in Company common stock. In connection with the required match, the Company's contribution to the Plan was $56,400 in 1996.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The unaudited quarterly results of operations are as follows (in thousands, except per share data):

1996                                      First     Second      Third     Fourth
--------------------------------------------------------------------------------
Net sales                              $112,960   $119,896   $145,290   $211,572
Gross profit                              7,928      8,482     12,254     17,176
Pro forma net income (1), (2)             2,477      2,407      3,209      4,529
Pro forma net income per share             0.12       0.11       0.15       0.20

1995                                      First     Second      Third     Fourth
--------------------------------------------------------------------------------
Net sales                              $ 97,181   $ 91,921   $100,915   $129,132
Gross profit                              6,205      6,036      6,822      9,136
Pro forma net income (1)                  1,631      1,724      1,583      2,369
Pro forma net income per share             0.10       0.10       0.10       0.12

(1)  See Note 1 to Consolidated Financial Statements.
(2) Excluding the after-tax effect of one-time merger expenses of $2,061 in the second quarter.

COMMON STOCK INFORMATION

The Common Stock is listed on the NASDAQ National Market System under the symbol CELL. The following tables set forth, for the periods indicated, the high and low sale price for the Common Stock as reported by the NASDAQ National Market System.

1996                           High               Low
------------------------------------------------------
First Quarter                $10.67           $  7.20
Second Quarter                16.27              9.07
Third Quarter                 13.93             10.33
Fourth Quarter                24.20             12.27

1995                           High               Low
------------------------------------------------------
First Quarter                $ 7.63           $  5.76
Second Quarter                 9.92              7.09
Third Quarter                  9.73              8.05
Fourth Quarter                11.00              6.74

The Company has paid no cash dividends on its common shares and has no intention of doing so in the foreseeable future. The Company currently intends to retain future earnings for use in financing its growth. The Company had 113 stockholders of record as of February 14, 1997, and believes that it has in excess of 1,000 beneficial holders.


ANNUAL MEETING

Brightpoint, Inc. will hold its annual meeting of stockholders at the Conference Center located at Bank One, Indianapolis, Indiana, at 10:00 a.m. on April 24, 1997.

STOCKHOLDERS' SERVICES

The Company's stockholder information may be obtained at no charge by contacting the Company through:

         Investor Relations
         Brightpoint, Inc.
         6402 Corporate Drive
         Indianapolis, Indiana 46278
         (317) 297-6100

INDEPENDENT AUDITORS

         Ernst & Young LLP
         Indianapolis, Indiana

         LEGAL COUNSEL

         Tenzer Greenblatt LLP
         New York, New York

         TRANSFER AGENT

         Continental Stock Transfer & Trust Company
         New York, New York

BRIGHTPOINT, INC. OFFICERS


ROBERT J. LAIKIN                    Director,
                                    Chairman of the Board
                                    and Chief Executive Officer

J. MARK HOWELL                      Director,
                                    President
                                    and Chief Operating Officer

T. SCOTT HOUSEFIELD                 Director,
                                    Executive Vice President

PHILLIP A. BOUNSALL                 Executive Vice President,
                                    Chief Financial Officer
                                    and Treasurer

DAVID H. BROWN                      Executive Vice President,
                                    North America Marketing
                                    and Sales

GARY D. BUTTS                       Executive Vice President,
                                    North America
                                    Business Development

STEVEN E. FIVEL                     Executive Vice President,
                                    General Counsel
                                    and Secretary

JOHN R. SULLIVAN                    Executive Vice President,
                                    Operations

JOHN P. DELANEY                     Vice President,
                                    Corporate Controller
                                    and Assistant Secretary



BRIGHTPOINT INTERNATIONAL LTD. OFFICERS


T. SCOTT HOUSEFIELD                 President

JOHN M. MACLEAN-ARNOTT              Managing Director,
                                    Brightpoint Europe,
                                    Middle East and Africa

DANA E. MARLIN                      Managing Director,
                                    Brightpoint Asia-Pacific

JOSEPH S. FORER                     Director,
                                    Managing Director,
                                    Brightpoint Latin America

JOHN J. LUDWIG                      Chief Financial Officer
                                    and Director of Finance



BRIGHTPOINT NON-EMPLOYEE DIRECTORS


JOHN W. ADAMS (1)                   Vice President
                                    Browning Investments, Inc.

ROLLIN M. DICK (2)                  Executive Vice President
                                    and Chief Financial Officer
                                    Conseco, Inc.

ROBERT W. PICOW                     Vice Chairman of the Board,
                                    Private Investor

STEVEN B. SANDS                     Co-Chairman and
                                    Chief Executive Officer
                                    Sands Brothers & Co., Ltd.

STEPHEN H. SIMON (2)                President
                                    Melvin Simon & Associates, Inc.

ROBERT F. WAGNER (1)                Partner
                                    Lewis & Wagner


(1) Compensation Committee
(2) Audit Committee

LOCATIONS

BRIGHTPOINT, INC.
Corporate Headquarters
6402 Corporate Drive
Indianapolis, IN 46278
http://www.brightpoint.com
NASDAQ: CELL

BRIGHTPOINT NORTH AMERICA
Central North America Distribution and Fulfillment Center
6402 Corporate Drive
Indianapolis, IN 46278

Eastern North America Distribution Center
1705 Winchester Road
Bensalem, PA 19020

Western North America Distribution Center
1450 East Greg Street, Unit B
Sparks, NV 89431

BRIGHTPOINT ASIA-PACIFIC
Suite 1502
23 Leonie Hill
Singapore 239 224

Brightpoint China
Hong Kong Office
Suite 912
Eight Commercial Tower
8 Sun Yip Street
Chai Wan
Hong Kong

Beijing Office
Capital Mansion, High Rise 3507
No. 6 Xin Yuan Nan Road
Beijing 100004, China

Brightpoint/RPS Industries
I/F Toi Shan Centre
128 Johnston Road, Wanchai
Hong Kong

Brightpoint Australia
5 Appollo Street
Warriewood
NSW 2102
Australia

BRIGHTPOINT EUROPE,
MIDDLE EAST AND AFRICA
79 Cadogan Lane
London, England
SW1 X9 DU

Brightpoint UK
Century Road
High Carr Business Park
Talke Road
Newcastle-Under-Lyme
Staffs, ST5 7UG, UK

Brightpoint South Africa
Unit 5, Stanford Business Park
16th Street, Randjes Park
Midrand P.O. Box 6977
Halfway House, 1685
Republic of South Africa

BRIGHTPOINT LATIN AMERICA
1573 NW 82nd Avenue
Miami, FL 33126

                          [LOGO]
                          BRIGHTPOINT, INC. (TM)
                          WIRELESS LOGISTICS SERVICES


                                Brightpoint, Inc.
                             Corporate Headquarters
                              6402 Corporate Drive
                             Indianapolis, IN 46278
                                       USA
                (317) 297-6100 (800)952-2355 Fax: (317) 387-5479
                           http://www.brightpoint.com
                                  NASDAQ: CELL