Form 10-K405, Exhibit 13
period 1998-12-31
BRIGHTPOINT INC
filed 1999-04-01
CIK 918946

                                                                      EXHIBIT 13




                                           SELECTED PAGES FROM BRIGHTPOINT INC'S
                                   1998 ANNUAL REPORT TO STOCKHOLDERS WHICH HAVE
                                               BEEN INCORPORATED IN THIS FILING.

[GRAPH]
[DESCRIPTION]
Five year bar graph of revenue. (Amounts in thousands)


              1994        1995        1996        1997        1998
              ----        ----        ----        ----        ----
Revenue     $309,227    $419,149    $589,718    $1,035,649  $1,628,622



[CAPTION]

Brightpoint's revenue, derived from the provision of distribution and logistics services, has grown at a compounded annual rate of 60%.


BRIGHTPOINT, INC.

Brightpoint is a leading provider of innovative services to customers within the supply chain of the global wireless telecommunications industry. The Company's innovative services include product distribution, inventory management, fulfillment, marketing support programs, accessory programs, support of prepaid programs and repair and refurbishment services.

Brightpoint enhances the success of its customers through the specialized and focused provision of efficient and effective solutions for their mission-critical business requirements. The Company serves its customers throughout the world from 35 sales and operations centers located in 20 countries.

Brightpoint handles products manufactured by leading technology companies such as Nokia, Ericsson, Motorola, Kyocera, Siemens, Sony and Panasonic. Brightpoint provides integrated services to these manufacturers and the world's premier wireless network operators along with their associated service providers, resellers, agents and retail sales channels.

Brightpoint is headquartered in Indianapolis, Indiana, USA. Its common stock is listed on the NASDAQ Stock Market(R) under the symbol CELL.




FINANCIAL HIGHLIGHTS (Amounts in thousands, except per share data)
---------------------------------------------------------------------------------------------------

                                                          Year Ended December 31
                                    ---------------------------------------------------------------
                                          1994         1995         1996         1997          1998
                                    ---------------------------------------------------------------

Revenue                             $  309,227   $  419,149   $  589,718   $1,035,649   $1,628,622
Gross profit                            18,764       28,199       45,840       85,171      141,234
Income from operations                   7,669       13,386       24,991       41,862       43,137
Net income                               5,882        8,165       11,037       25,510       20,176

Net income per share:
   Basic                            $     0.21   $     0.25   $     0.27   $     0.55   $     0.38
   Diluted                          $     0.21   $     0.24   $     0.26   $     0.53   $     0.38

As adjusted: (1)
   Net income                       $    4,555   $    7,307   $   12,622   $   24,661   $   39,725
   Net income per share (diluted)   $     0.16   $     0.21   $     0.30   $     0.51   $     0.74



                                                              December 31
                                    --------------------------------------------------------------
                                        1994           1995         1996         1997         1998
                                    --------------------------------------------------------------

Working capital                     $ 20,960     $   62,219   $  143,481   $  281,320   $  361,077
Total assets                          82,845        119,787      299,045      456,702      714,450
Long-term obligations                  1,346            602       79,894      146,963      286,706
Total liabilities                     62,562         54,930      203,125      257,154      474,854
Stockholders' equity                  20,283         64,857       94,982      199,291      239,568


(1) Excluding the after-tax effect of the following items: (i) one-time merger expenses of $2,061 in 1996; (ii) non-recurring net investment gains of $849 and $343 in 1997 and 1998, respectively; and (iii) one-time trading and other charges of $19,892 in 1998; and including pro forma income taxes had the Company been subject to federal income tax for the years 1994 through 1996. See Notes to Consolidated Financial Statements.

FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

22  REPORT OF INDEPENDENT AUDITORS
22  MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
23  OVERVIEW
24  OPERATING SEGMENTS
25  FUTURE OPERATING RESULTS
26  CONSOLIDATED STATEMENTS OF INCOME AND ANALYSIS
29  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
30  CONSOLIDATED BALANCE SHEETS AND ANALYSIS
32  CONSOLIDATED STATEMENTS OF CASH FLOW AND ANALYSIS
33  FINANCIAL MARKET RISK MANAGEMENT
34  YEAR 2000 UPDATE
35  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
42  COMMON STOCK INFORMATION

REPORT OF INDEPENDENT AUDITORS


Board of Directors and Stockholders
Brightpoint, Inc.



We have audited the accompanying consolidated balance sheets of Brightpoint, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998, appearing on pages 26, 29, 30, 32 and 35 through 42. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brightpoint, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                           /s/ ERNST & YOUNG LLP


Indianapolis, Indiana
January 26, 1999



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

The financial statements for each of the years covered in this Annual Report have been audited by independent auditors who have provided an independent assessment as to the fairness of the financial statements.

The Board of Directors has appointed an Audit Committee whose members are not employees of the Company. The Audit Committee meets with management and the independent auditors to review the results of their work and satisfy itself that their responsibilities are being properly discharged. The independent auditors have full and free access to the Audit Committee and have discussions with the Audit Committee regarding appropriate matters, with and without management present.






/s/ Robert J. Laikin        /s/ J. Mark Howell          /s/ Phillip A. Bounsall       /s/ John P. Delaney
Robert J. Laikin            J. Mark Howell              Phillip A. Bounsall           John P. Delaney
Chairman of the Board and   President and               Executive Vice President and  Vice President and
Chief Executive Officer     Chief Operating Officer     Chief Financial Officer       Corporate Controller

OVERVIEW

The discussion and analysis contained in the following pages should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto. All currency amounts stated within this Annual Report refer to U.S. dollars and are stated in thousands (except per share data) unless otherwise indicated.

MERGERS AND ACQUISITIONS

Effective June 7, 1996, the Company merged with Allied Communications in a pooling-of-interests transaction. Consistent with pooling-of-interests accounting treatment, financial information presented for all periods reflects the combined financial condition and results of operations of the Company and Allied Communications. In addition to the merger with Allied Communications, following are the acquisitions that the Company has made and accounted for as purchases:

1996
- Formed Brightpoint International Ltd. (a joint venture of which the Company initially owned 50%) in August 1996 and acquired the remaining 50% of Brightpoint International Ltd. in November 1996;

- Acquired Hatadicorp Pty Ltd. to form Brightpoint Australia Pty Limited in October 1996.

1997

- Acquired the remaining 20% minority interests of its consolidated subsidiaries, Brightpoint China Limited, Brightpoint (UK) Limited and Brightpoint Australia Pty Limited, during the period of February through April 1997;

- Acquired the business and certain net assets of the following wireless products distributors:
  - Telnic AB - located in Sweden;
  - Legend International (Asia) Limited - located in Hong Kong;
  - Cellular Trading 3, CA and an affiliated company - located in Venezuela.

1998

- Acquired the business and either all of the equity interests or certain net assets of:
  - Matel-Tecnologia de Teleinformatica S.A.-Matec - a wireless products distributor in Brazil;
  - WAVETech Limited - a wireless products distributor in the United Kingdom;
  - Wireless Fulfillment Services, LLC - a provider of wireless accessory end-user fulfillment services for North American network operators;
  - Axess Communications Benelux B.V. - a provider of accessory distribution services for the wireless communications industry with operations in the Netherlands, Germany and Poland;
  - Cell Direct Limited - a wireless products distributor in New Zealand;
  - Function Communications Co., Ltd. - a wireless products distributor in Taiwan;
  - Euro-Phone Sp. Z o.o. - a wireless products distributor in Poland;
  - Communicaciones ASBE, S.A. de C.V. - a wireless products distributor in Mexico;
  - Eurocom Systems S.A. - a provider of distribution and integrated logistics services to the wireless communications industry in France.

TRADING AND OTHER CHARGES

Trading Charges

Through the end of the third quarter of 1998, the Company had been engaged in the business of trading wireless handsets. Trading involves the purchase of wireless handsets from sources other than manufacturers or network operators (i.e., trading companies) and the sale of those handsets to purchasers other than network operators or their representatives (also trading companies). At the beginning of the fourth quarter of 1998 the Company decided to cease its trading activities primarily because: (i) those activities were not consistent with its strategy of emphasizing relationships with wireless equipment manufacturers and network operators, (ii) because the margins earned on the trading activities were rapidly decreasing and (iii) the Company had increasing concerns about the business practices of many trading companies.

In connection with the discontinuance, the Company recorded a charge of approximately $17.7 million ($13.8 million net of related tax benefits) in the fourth quarter of 1998. This charge included approximately $3.0 million for employee termination costs and other costs related to the discontinuation of the trading division. Additionally, certain assets that related to the trading division were determined by the Company to be impaired and, accordingly, were written down to their estimated fair value resulting in a charge of approximately $14.7 million. These assets included accounts receivable generated from sales to trading companies, inventory prepayments to trading companies and inventories purchased from trading companies. The impairment of these assets is a result of actions necessary to discontinue the trading division and certain activities carried out by individuals and third party trading companies in 1998 that were inconsistent with the best interests of the Company.

Other Charges

The Company had traditionally used other distributors to reach markets in which the Company did not have in-country presences. As the Company has built its infrastructure in various markets around the world, it has gradually decreased its dependence on other distributors. This strategic shift from significant sales to other distributors to direct relationships with network operators and their representatives was substantially completed in the fourth quarter of 1998. Due to this shift in focus, the value of certain assets related to business activities with the other distributors was determined by the Company to be impaired. The impaired assets include accounts receivable generated by the sale of products to the other distributors and supplier credits related to the purchase of products for these channels. Both classes of assets were determined by the Company to have lost significant value upon termination of the related business relationships and, accordingly, these assets were written down to their estimated fair value resulting in a charge of approximately $8.0 million ($6.1 million net of related tax benefits) in the fourth quarter of 1998.

NET INVESTMENT GAINS

During the first quarter of both 1997 and 1998, the Company realized net gains on the sale of marketable equity securities, representing income of a nonrecurring nature. These net investment gains were $1.4 million ($0.8 million after-tax) and $0.6 million ($0.3 million after-tax) in 1997 and 1998, respectively.

OPERATING SEGMENTS

The Company operates in markets worldwide and has four reportable segments as defined by Statement of Financial Accounting Standards No. 131 (SFAS No. 131), Disclosures about Segments of an Enterprise and Related Information. These reportable segments represent the Company's four divisions: Asia-Pacific; North America; Europe, Middle East and Africa; and Latin America. These divisions all generate revenues and profit from sales of wireless handsets and related accessories and from fees generated from the provision of integrated logistics services. However, the divisions are managed separately because they operate in different regions of the world.

[GRAPH]
[DESCRIPTION]
Pie chart of 1998 revenue by division (as a percentage of total revenue).

         North America                     29%
         Latin America                     12%
         Asia-Pacific                      27%
         Europe, Middle East and Africa    32%

[Caption]

Revenue in each of the Company's divisions increased in 1998 compared to 1997 and signaled a continued increase in its share of the global wireless handset market.

The Company evaluates the performance of and allocates resources to these segments based on income from operations. The accounting policies of these reportable segments are the same as those described in Note 1 - Significant Accounting Policies.

A summary of the Company's operations by segment is presented below (in thousands):

                               Revenues      Income         Total       Allocated     Allocated          Trading
                               from External from           Segment     Interest      Income             and other
                               Customers     Operations(1)  Assets      Expense(2)    Taxes (2)          Charges
                              ----------------------------------------------------------------------------------------
1996
Asia-Pacific                  $  127,629      $ 5,655       $ 54,958      $   520       $ 1,658        $     -
North America                    287,377       11,261        126,003        1,398         3,302              -
Europe,
   Middle East
   and Africa                     76,292        3,750         44,451          143         1,100              -
Latin America                     98,420        4,325         73,633           57         1,268              -
                              ----------------------------------------------------------------------------------------
                              $  589,718      $24,991       $299,045      $ 2,118       $ 7,328        $     -
                              ========================================================================================
1997
Asia-Pacific                  $  434,344      $18,405       $136,323      $ 1,639       $ 5,030        $     -
North America                    267,941       12,537        154,925        2,653         3,082              -
Europe,
   Middle East
   and Africa                    249,440        6,773        107,158        2,009         1,429              -
Latin America                     83,924        4,147         58,296           66         1,524              -
                              ----------------------------------------------------------------------------------------
                              $1,035,649      $41,862       $456,702      $ 6,367       $11,065        $     -
                              ========================================================================================
1998
Asia-Pacific                  $  524,091      $ 2,958       $161,449      $ 3,347       $ 3,241        $15,148
North America                    469,964       22,625        247,687        4,995         3,078              -
Europe,
   Middle East
   and Africa                    435,505        8,098        197,386        2,484         2,798          8,597
Latin America                    199,062        9,456        107,928        1,646         2,095          2,004
                              ----------------------------------------------------------------------------------------
                              $1,628,622      $43,137       $714,450      $12,472       $11,212        $25,749
                              ========================================================================================

(1) Includes $25.7 million of trading and other charges in 1998.
(2) These items are allocated using various methods and are not necessarily indicative of the actual net interest expense and income taxes for the applicable divisions.

SFAS No. 131 also requires the following enterprise-wide disclosures if they are not provided in the Company's disclosures about its operating segments (in thousands):

                                            1996         1997         1998
                                      ------------------------------------
External revenue by service line:
      Wireless handset sales          $  520,762   $  918,123   $1,336,368
      Wireless accessory sales            65,559       59,265      145,852
      Integrated logistics services        3,397       58,261      146,402
                                      ------------------------------------
                                      $  589,718   $1,035,649   $1,628,622
                                      ====================================
Long-lived assets:
      Asia-Pacific                    $    9,841   $   23,836   $   40,824
      North America                       15,435       25,557       38,571
      Europe, Middle East
         and Africa                        6,762       14,152       73,836
      Latin America                          295        1,646       11,994
                                      ------------------------------------
                                      $   32,333   $   65,191   $  165,225
                                      ====================================

FUTURE OPERATING RESULTS

Various statements, discussions and analyses throughout this Annual Report, including the following discussion, are not based on historical fact and contain forward-looking statements. Actual future results may differ materially. Future trends for revenue and profitability are difficult to predict due to a variety of risks and uncertainties, including, among others, (i) business conditions and growth in the Company's markets, including currency, economic and political risks in markets in which the Company operates; (ii) availability and prices of wireless products; (iii) absorption, through revenue growth, of the increasing operating costs that the Company has incurred and continues to incur in connection with its expansion activities and provision of integrated logistics services; (iv) successful consummation and integration of acquisitions; (v) continued success of strategic relationships with wireless equipment manufacturers, network operators and other providers of wireless communications logistics services; (vi) ability to meet the intense industry competition; (vii) continued access to increasing amounts of capital; (viii) the highly dynamic nature of the industry in which the Company participates; (ix) uncertainties relating to the Company's Year 2000 compliance efforts and the failure of key suppliers and customers to be Year 2000 compliant; and (x) risk of failure or material interruption of wireless systems and services.

On March 10, 1999, the Company reported that it anticipates revenue and net income for the quarter ending March 31, 1999 and for the year ending December 31, 1999 to fall below expectations. The factors discussed below which impact the Company's first quarter results may also impact the remaining quarters of 1999.

Beginning in late January 1999, the Company experienced difficulties in procuring an adequate supply of products in its Asia-Pacific region, specifically in China and Taiwan. The Company has adopted a strategy in China of procuring its supply from manufacturers in China. This strategy resulted in an inadequate supply of product for the first quarter of 1999.
In addition, trading companies selling product into China from other markets have continued to create price instability, thereby lowering the Company's margins.

In both the Asia-Pacific and Latin America divisions, the Company has tightened credit policies in response to recent economic uncertainties in those regions. Although the Company believes that its policies are appropriate and prudent, the Company may have lost sales to competitors offering more liberal credit terms.

On January 13, 1999, the Brazilian government allowed the value of its currency, the real, to float freely against other currencies. Between January 13, 1999 and March 17, 1999, the real's exchange rate declined against the U.S. dollar by as much as 44% from the exchange rate on December 31, 1998. As nearly all of the Company's transactions in Brazil are real-denominated, translating the results of operations of the Company's Brazilian subsidiary into U.S. dollars at devalued exchange rates will result in a lower contribution to consolidated revenues and operating income. In addition, it can not be determined at this point in time, what effect, if any, the devaluation of the real will have on the economy of Brazil and the overall demand for the Company's products and services.

As previously discussed, the Company discontinued its trading division in the fourth quarter of 1998 in an effort to develop and capitalize upon stronger relationships with wireless equipment manufacturers and network operators. While the Company continues to believe this strategy is appropriate, the Company has been unable to replace the trading revenue previously derived in the United Kingdom and Germany with revenues from sales or services provided directly to network operators.

Because of the aforementioned uncertainties affecting the Company's future operating results, past performance should not be considered to be a reliable indicator of future financial performance, and investors should not use historical trends to anticipate future results or trends.

BRIGHTPOINT, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share data)


                                                                 Year ended December 31
                                                          1996          1997          1998
------------------------------------------------------------------------------------------
Revenue                                            $   589,718   $ 1,035,649   $ 1,628,622
Cost of revenue                                        543,878       950,478     1,487,388
------------------------------------------------------------------------------------------
Gross profit                                            45,840        85,171       141,234
Selling, general and administrative expenses            20,849        43,309        72,348
Trading and other charges                                 --            --          25,749
------------------------------------------------------------------------------------------
Income from operations                                  24,991        41,862        43,137
Merger expenses                                          2,750          --            --
Net investment gain                                       --           1,432           572
Interest expense, net                                    2,118         6,367        12,472
------------------------------------------------------------------------------------------
Income before income taxes and minority interest        20,123        36,927        31,237
Income taxes                                             7,328        11,065        11,212
------------------------------------------------------------------------------------------
Income before minority interest                         12,795        25,862        20,025
Minority interest                                        1,758           352          (151)
------------------------------------------------------------------------------------------
Net income                                         $    11,037   $    25,510   $    20,176
==========================================================================================
Net income per share (pro forma for 1996):
  Basic                                            $      0.31   $      0.55   $      0.38
==========================================================================================
  Diluted                                          $      0.30   $      0.53   $      0.38
==========================================================================================
Weighted average common shares outstanding:
  Basic                                                 40,743        46,630        52,818
==========================================================================================
  Diluted                                               42,279        48,461        53,483
==========================================================================================

See accompanying notes.

ANALYSIS OF THE CONSOLIDATED STATEMENTS OF INCOME


REVENUE

The Company's revenues are comprised of sales of wireless handsets and related accessories and fees generated from integrated logistics services. The sale of wireless handsets and related accessories and the resulting gross profit reflects the compensation earned by the Company for its distribution services, which services include purchasing, marketing, selling, warehousing, picking, packing and shipping. Fees earned from integrated logistics services are earned as these services are performed. Such services include, among others, support for prepaid programs, inventory management, procurement, product fulfillment, programming, light assembly, telemarketing, private labeling, kitting and customized packaging, product warranty, repair and refurbishment, and end-user support services.

                                                  1996       1997       1998
                                       -----------------------------------------
Consolidated revenue by service line:
      Wireless handset sales                       88%        88%        82%
      Wireless accessory sales                     11%         6%         9%
      Integrated logistics services                 1%         6%         9%

Consolidated revenue for 1998 increased by 57% to approximately $1.6 billion from $1.0 billion in the prior year reflecting the continued strong worldwide demand for the Company's distribution and integrated logistics services. The increased demand for wireless products resulted from, among other things, increasing numbers of wireless subscribers in many markets worldwide and by increasing demand for replacement or upgraded equipment. The Company believes that it continued to increase its share of the global wireless handset market during 1998. The 1998 increase in revenue was primarily attributable to a 79% increase in wireless handsets sold, offset by a 19% decrease in the Company's average selling price per wireless handset, as well as a 151% increase in revenues from integrated logistics services and a 146% increase in sales of wireless accessories.


                                             1996       1997      1998
                                         -------------------------------
Revenue by division:
  Asia-Pacific                                21%        42%       32%
  North America                               49%        26%       29%
  Europe, Middle East and Africa              13%        24%       27%
  Latin America                               17%         8%       12%

The Company operates in various markets worldwide and business activities are managed in four divisions: Asia-Pacific; North America; Europe, Middle East and Africa; and Latin America. Within the Asia-Pacific division, the Company maintains operations in the People's Republic of China (including the Special Administrative Region of Hong Kong), Taiwan, Australia, New Zealand and the Philippines. Revenue in the Asia-Pacific division grew by approximately 21% in 1998 compared to 1997 with most of the growth attributable to the Company's in-country expansion into Taiwan and China.

The Company's North America operations are conducted primarily within the United States. Revenue in this region grew 75% from 1997 to 1998. In the North American division, units handled (wireless handsets sold through distribution services or fulfilled through integrated logistics services) by the Company increased 104% in 1998 compared to 1997 due primarily to increases in both its integrated logistics and distribution service lines. These increases reflect growth in the provision of services to network operators and their agents, including mass retailers.

The Company's Europe, Middle East and Africa division has operations in the United Kingdom, South Africa, Sweden, Ireland, Germany, the Netherlands, France, Poland, the United Arab Emirates and Zimbabwe. The Latin America division of the Company has operations in Miami, Brazil, Mexico, Venezuela and Argentina. Revenue within the Europe, Middle East and Africa and Latin America divisions grew by 75% and 137%, respectively, in 1998 compared to 1997 resulting from the successful migration to in-country presences in many of the major markets within each region.

Consolidated revenue increased by 76% to $1.0 billion in 1997 from $590 million in 1996. The increase was due primarily to the increased worldwide demand for wireless products and the Company's penetration through both internal growth and acquisitions within the Asia-Pacific and Europe, Middle East and Africa regions. In 1997, the Company's wireless handset volume and average selling price increased by 87% and 7%, respectively, compared to 1996. Traditionally, the average selling price of the Company's wireless handsets has declined over time. However, the increase in 1997 average selling price was the result of significant sales growth in markets within the Company's Europe, Middle East and Africa and Asia-Pacific regions where sales were concentrated in higher-priced digital handsets.

GROSS PROFIT

                       1996           1997    Change       1998    Change
-------------------------------------------------------------------------

Gross profit        $45,840        $85,171       86%   $141,234       66%
Gross margin          7.77%           8.22%                8.67%
-------------------------------------------------------------------------

Gross profit in 1998 increased by 66% from the prior year to approximately $141.2 million, and gross profit in 1997 increased by 86% from 1996 to approximately $85.2 million. These increases are due to increases in revenue as well as increasing gross margins. The increases in gross margins are due primarily to the continuing execution of the Company's strategy to provide higher-margin integrated logistics services and expanded accessory sales in all four of the Company's divisions. Although fees for integrated logistics services represent a relatively small percentage of revenue (6% and 9% for 1997 and 1998, respectively), their impact on the Company's gross profit is much greater. In addition, the Company has increased its in-country presence in many markets around the world, thereby eliminating its dependence on sales to other distributors and trading companies. Such sales have traditionally generated lower gross margins than sales made to network operators or their representatives.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                      1996     1997   Change    1998   Change
--------------------------------------------------------------------------------
Selling, general and
   administrative
   expenses                        $20,849  $43,309     108% $72,348      67%
As a percent
  of revenue                          3.54%    4.18%            4.44%
--------------------------------------------------------------------------------

[GRAPH]
[DESCRIPTION]
Five year bar chart of net income (as adjusted). (Amounts in thousands)


                                 1994      1995     1996     1997       1998
                                ------    ------   -------  -------    -------
Net income (as adjusted)        $4,555    $7,307   $12,622  $24,661    $39,725

[Caption]

Growth in net income (as adjusted) of 83% compounded annually has outpaced sales growth during the last five years.

The 1998 increase in selling, general and administrative expenses of 67%, to approximately $72.3 million, is due primarily to the Company's increased business activities, and includes the impact of additional managerial and capital resources in all of the Company's operating divisions. These resources are necessary to support the increasing demand and the significant growth experienced and forecasted for both distribution and integrated logistics services. The increase is also due to depreciation and amortization expenses resulting from investments associated with information systems, leasehold improvements and acquisitions, as well as increased rent expense due to expanded facilities, an increase in the allowance for doubtful accounts and growth in various marketing costs including travel, promotions and commissions. Various acquisitions also resulted in incremental integration costs being incurred in 1998 that are not expected to recur in 1999 as the new operations have been fully integrated.

The 1997 increase in selling, general and administrative expenses of 108%, to approximately $43.3 million was due primarily to the increased level of business activity generated by the Company. Expanded operations as well as increasing demand for the Company's integrated logistics services were supported by extensive increases in managerial and capital resources, which resulted in increased compensation, depreciation and amortization expenses as well as, rent expense and travel costs. In addition, selling, general and administrative expenses increased due to an increase in the allowance for doubtful accounts.

INCOME FROM OPERATIONS

                        1996       1997   Change       1998   Change
--------------------------------------------------------------------------------
Income from
  operations
    (as adjusted)    $24,991    $41,862       68%   $68,886       65%
Operating margin        4.24%      4.04%              4.23%
--------------------------------------------------------------------------------

In 1998, income from operations (excluding the trading and other charges) increased by 65% to approximately $68.9 million, and the operating margin (income from operations as a percent of revenue) increased from 4.04% in 1997 to 4.23% in 1998. The increase in operating margin is due to the increase in gross margin, partially offset by the increase in selling, general and administrative expenses as a percent of revenue.

The 1997 increase in income from operations was due to the increase in revenue, while the 1997 decrease in operating margin is a result of an increase in selling, general and administrative expenses as a percent of revenue which was partially offset by the increase in gross margin.


Net Income
                                    1996       1997   Change      1998   Change
--------------------------------------------------------------------------------
Net income
 (as adjusted) (1), (2)          $12,622    $24,661       95%   $39,725      61%
As a percent of
  revenue                           2.14%      2.38%               2.44%

Net income per share
 (as adjusted) (1), (2)
- basic                            $0.31      $0.53       71%     $0.75      42%
- diluted                          $0.30      $0.51       70%     $0.74      45%

Weighted average
  shares outstanding
- basic                           40,743     46,630       14%    52,818      13%
- diluted                         42,279     48,461       15%    53,483      10%
--------------------------------------------------------------------------------

(1) Prior to the merger between Brightpoint, Inc. and Allied Communications, Allied Communications had elected to be treated as a Subchapter S corporation and was therefore, not subject to federal and state income taxes. Net income and net income per share (as adjusted) for 1996 reflect a pro forma provision for income taxes on the income not previously taxed. Generally accepted accounting principles require that certain charges related to pooling-of-interests transactions be expensed in the period in which the transaction is consummated. Such charges related to the Allied Merger, in the amount of $2.1 million, net of applicable taxes, were recognized as expense in 1996. Net income and net income per share (as adjusted) for 1996 exclude the effect of this one-time charge.

(2) Net income and net income per share (as adjusted) for 1997 and 1998 exclude the after-tax impact of the trading and other charges of $19.9 million (in
    1998) and the net investment gains (in 1997 and 1998). See Overview on page 23.
--------------------------------------------------------------------------------

Net income (as adjusted) in 1998 increased by 61%, to $39.7 million, compared to $24.7 million in 1997. This increase is due to an increase in income from operations (as adjusted) partially offset by an increase in interest expense relating to additional debt obtained to fund working capital requirements. The 1998 increase in weighted average shares outstanding is due primarily to shares issued in connection with acquisitions and the impact of stock options and warrants.

Net income (as adjusted) in 1997 increased by 95% compared to 1996, to $24.7 million. This resulted from an increase in income from operations and a decrease in the effective income tax rate from 37% in 1996 (pro forma) to 30% in 1997, partially offset by an increase in interest expense relating to additional bank debt obtained for working capital purposes.

[GRAPH]
[DESCRIPTION]
Five year bar chart of net income per share (as adjusted).

                                       1994    1995     1996     1997     1998
                                       ----    ----     ----     ----     ----

  Net income per share (as adjusted)   $0.16   $0.21    $0.30    $0.51    $0.74


[Caption]

Net income per share (as adjusted), on a diluted basis, has grown at a five year compounded annual rate of 49%.

BRIGHTPOINT, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Amounts in thousands)


-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Accumulated
                                                              Additional       Other                       Total
                                                    Common     Paid-in     Comprehensive    Retained   Stockholders'  Comprehensive
                                                    Stock      Capital     Income (Loss)    Earnings       Equity         Income
-----------------------------------------------------------------------------------------------------------------------------------


Balance at January 1, 1996                           $     398   $  50,711    $    --    $  13,748    $  64,857
   Net income                                               --          --         --       11,037       11,037       $  11,037
   Other comprehensive income:
      Currency translation of foreign investments           --          --         97           --           97              97
      Unrealized gain on marketable securities,
        net of income taxes of $2,640                       --          --      3,929           --        3,929           3,929
   S corporation dividends and earnings                     --       7,115         --       (7,404)        (289)
   Exercise of stock options and warrants
      and related income tax benefit                        20       7,231         --           --        7,251
   Purchase acquisitions                                    15       8,085         --           --        8,100
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                               433      73,142      4,026       17,381       94,982       $  15,063
                                                                                                                      =============
   Net income                                               --          --         --       25,510       25,510       $  25,510
   Other comprehensive loss:
      Currency translation of foreign investments           --          --     (4,514)          --       (4,514)         (4,514)
      Unrealized loss on marketable securities,
        net of tax benefit of $49                           --          --        (74)          --          (74)            (74)
      Reclassification of marketable securities
         gains, net of income taxes                         --           _     (3,929)          --       (3,929)         (3,929)
   Exercise of stock options and warrants
      and related income tax benefit                        11       6,969         --           --        6,980
   Purchase acquisitions                                     6       5,447         --           --        5,453
   Issuance of common stock, net of costs                   54      74,829         --           --       74,883
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                               504     160,387     (4,491)      42,891      199,291       $  16,993
                                                                                                                      =============
   Net income                                               --          --         --       20,176       20,176       $  20,176
   Other comprehensive income (loss):
      Currency translation of foreign
         investments                                        --          --     (3,214)        --         (3,214)         (3,214)
      Unrealized loss on derivatives, net of
       tax benefit                                          --          --       (762)        --           (762)           (762)
      Reclassification of marketable securities
         losses, net of tax benefit                        --          --         74         --             74              74
   Exercise of stock options and warrants
      and related income tax benefit                        19      16,803         --         --         16,822
   Purchase acquisitions                                     5       7,176         --         --          7,181
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                         $     528   $ 184,366  $  (8,393)   $  63,067    $ 239,568       $  16,274
===================================================================================================================================

See accompanying notes.

BRIGHTPOINT, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except per share data)

                                                                                                    December 31
                                                                                            1997                    1998
------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                      $        2,941                $ 49,528
   Accounts receivable (less allowance for doubtful accounts
      of $3,394 in 1997 and $6,045 in 1998)                                              212,946                 278,947
   Contract financing receivables                                                         49,470                  18,059
   Inventories                                                                            95,716                 156,333
   Other current assets                                                                   30,438                  46,358
------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                     391,511                 549,225

Property and equipment                                                                    23,420                  48,270
Goodwill and other intangibles                                                            31,161                  83,467
Other assets                                                                              10,610                  33,488
------------------------------------------------------------------------------------------------------------------------
Total assets                                                                      $      456,702                 714,450
========================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued expenses                                          $      110,191               $ 188,148
------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                110,191                 188,148

Long-term debt                                                                           146,963                 286,706
Minority interest                                                                            257                      28

Stockholders' equity:
   Preferred stock, $.01 par value:
      1,000 shares authorized; no shares issued or outstanding                                 -                       -
   Common stock, $.01 par value:
      100,000 shares authorized; 50,396 and 52,821 issued and
      outstanding in 1997 and 1998, respectively                                             504                     528
   Additional paid-in capital                                                            160,387                 184,366
   Retained earnings                                                                      42,891                  63,067
   Accumulated other comprehensive loss                                                   (4,491)                 (8,393)
------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                               199,291                 239,568
------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                        $      456,702               $ 714,450
========================================================================================================================

See accompanying notes.

ANALYSIS OF THE CONSOLIDATED BALANCE SHEETS


                                                  1996         1997         1998
                                              ----------------------------------

Cash, cash equivalents
  and marketable securities                  $  32,255    $   6,419    $  49,528
Working capital                              $ 143,481    $ 281,320    $ 361,077
Current ratio                                   2.16:1       3.55:1       2.92:1
Average days revenue
  in accounts receivable                            48           44           44
Average inventory turnover                           8           10           10
--------------------------------------------------------------------------------

The increase in working capital in 1998 compared to 1997 is primarily comprised of an increase in cash, accounts receivable, inventories and other current assets partially offset by a decrease in contract financing receivables and an increase in accounts payable.

The increase in cash is primarily due to the establishment in 1998 of a centralized treasury management function which pools cash resources from and provides timely funding to most of the Company's subsidiaries within its Europe, Middle East and Africa and Asia-Pacific divisions. Pending use in operations, these funds are pooled and efficiently invested in highly-liquid, short-term investments. The increases in accounts receivable and inventory in 1998 are primarily attributable to the Company's growth in revenues. The increase in other current assets is due to general business activities as well as a higher proportion of activity in markets that require the billing and collection of value-added taxes, the uncollected portion of which is reflected in other current assets. The 1998 increase in accounts payable is primarily due to the increase in inventory on hand at the end of 1998 compared to inventory on hand at the end of 1997.

At December 31, 1998, the Company's allowance for doubtful accounts was $6.0 million (an increase of $2.6 million from 1997) which the Company believes is currently adequate for the size and nature of its receivables at that date. Bad debt expense as a percent of revenues was less than 1.0% for 1996, 1997 and 1998. Nevertheless, the Company's accounts receivable and contract financing receivables (see Note 5 - Contract Financing Receivables) are concentrated with network operators, agent dealers and mass retailers and delays in collection or the uncollectibility of accounts receivable or contract financing receivables could have an adverse effect on the Company's liquidity and working capital position. In connection with its expanded operations, the Company has offered open account terms to an increasing number of customers, which subjects the Company to additional credit risk, particularly in foreign markets. The Company seeks to minimize losses on credit sales by closely monitoring its customers' credit worthiness and by obtaining, where available, security on open account sales to certain customers.

The increase in working capital in 1997 compared to 1996 was primarily attributable to an increase in accounts receivable and contract financing receivables and a decrease in accounts payable partially offset by a decrease in inventory.

The increase in property and equipment from $23.4 million in 1997 to $48.3 million in 1998 is due primarily to infrastructure needs associated with the continued expansion of the Company's existing operations and the demands placed on the Company for its rapidly growing integrated logistics services business. In addition, property and equipment acquired in conjunction with the 1998 acquisitions contributed to the increase. The increase in goodwill and other intangibles in 1998 relates to the 1998 acquisitions as well as payments of contingent purchase consideration on certain acquisitions made in 1997. The 1998 increase in other assets relates to costs incurred in conjunction with the issuance and modification of the Company's debt instruments as well as costs incurred in connection with the Company's acquisitions and expansion into various markets during the year.

Certain costs incurred related to expansion activities, classified in Other assets, will be written off in the first quarter of 1999 due to a change in accounting principle. This change in accounting principle results from the required adoption of American Institute of Certified Public Accountants Statement of Position 98-5, Reporting the Costs of Start-up Activities, which requires that start-up costs (as broadly defined in the Statement) be expensed as incurred. The initial application of this Statement must be reported as the cumulative effect of a change in accounting principle and will result in the write-off of the unamortized portion of capitalized organization, start-up, pre-operating and integrated logistics services contract implementation costs that were previously capitalized in accordance with generally accepted accounting principles then in effect. The adjustment in the first quarter of 1999 for the write-off of these amounts, which will be shown net of tax and after earnings from continuing operations, is expected to range from $14 million ($0.26 per share) to $15 million ($0.28 per share).

On March 11, 1998, the Company completed the sale of zero-coupon, subordinated, convertible notes (the Bonds) with an aggregate principal amount at maturity of $380 million ($1,000 face value per Bond). The Bonds are due in the year 2018, have a yield to maturity of 4.00% and are convertible into the Company's common stock at a rate of 19.109 shares per Bond. The placement of the Bonds resulted in gross proceeds to the Company of approximately $172 million. The proceeds were used to reduce borrowings under the Company's revolving credit facility and to invest in highly-liquid, short-term investments pending use in operations. At December 31,1998, the Bonds had an accreted value of $177.2 million.

The Company funds short-term working capital needs with a $230 million five-year senior secured revolving line of credit facility (Credit Facility). At December 31, 1998, there was approximately $109.5 million outstanding under the Credit Facility at a weighted average interest rate of 5.8% and an aggregate of $13.0 million in letters of credit issued.

Many of the Company's assets are pledged to the Banks as collateral, and the Company is substantially prohibited from incurring additional indebtedness, either of which terms could limit the Company's ability to implement its expansion plans. The Company is also subject to certain covenants as more fully described in Note 7 - Long-term Debt.

The increase in stockholders' equity from 1997 to 1998 of $40.3 million resulted from 1998 net income of $20.2 million, funds generated from the exercise of stock options of $16.8 million, the value of common stock issued in connection with acquisitions of $7.2 million partially offset by a decrease in other comprehensive income of $3.9 million.

BRIGHTPOINT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

                                                                                              Year ended December 31
                                                                                    1996             1997            1998
-------------------------------------------------------------------------------------------------------------------------

Operating activities
Net income                                                                     $  11,037        $  25,510        $ 20,176
Adjustments to reconcile net income to net cash used by operating activities:
    Depreciation and amortization                                                  1,069            4,019          11,342
    Amortization of debt discount                                                      -                -           5,587
    Merger expenses                                                                2,750                -               -
    Trading and other charges                                                          -                -          25,749
    Net investment gain                                                                -           (1,432)           (572)
    Minority interest and deferred taxes                                           2,040           (2,386)          3,680
    Changes in operating assets and
      liabilities, net of effects from acquisitions:
        Accounts receivable                                                      (43,989)        (101,069)        (77,639)
        Inventories                                                              (45,771)          16,403         (64,010)
        Other current assets                                                      (5,180)         (17,654)         (3,308)
        Accounts payable and accrued expenses                                     46,519          (52,571)         71,868
-------------------------------------------------------------------------------------------------------------------------
Net cash used by operating activities                                            (31,525)        (129,180)         (7,127)

Investing activities
Capital expenditures                                                              (5,965)         (18,141)        (30,120)
Sales (purchases) of marketable securities, net of transaction costs             (11,431)          15,050           3,263
Purchase acquisitions, net of cash acquired                                       (5,560)          (5,496)        (48,978)
Decrease (increase) in funded contract financing receivables                           -          (18,975)          6,619
Increase in other assets                                                          (7,678)          (4,052)        (21,974)
-------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                            (30,634)         (31,614)        (91,190)

Financing activities
Net proceeds (payments) on revolving credit facility                              71,740           68,598         (37,713)
Net proceeds from stock offering                                                       -           74,883               -
Net proceeds from issuance of convertible notes                                        -                -         166,088
Proceeds and tax benefits from exercise of stock options and warrants              7,251            6,980          16,822
Merger expenses and related items                                                 (3,007)               -               -
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                         75,984          150,461         145,197

Effect of exchange rate changes on cash and cash equivalents                        (296)            (981)           (293)
-------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                              13,529          (11,314)         46,587
Cash and cash equivalents at beginning of year                                       726           14,255           2,941
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                       $  14,255        $   2,941        $ 49,528
=========================================================================================================================

See accompanying notes.

ANALYSIS OF THE CONSOLIDATED STATEMENTS OF CASH FLOWS


                                         1996         1997         1998
                                  -------------------------------------

Cash used by
  operating activities              $(31,525)   $(129,180)    $ (7,127)
Cash used by
  investing activities              $(30,634)   $ (31,614)    $(91,190)
Cash provided by
  financing activities              $ 75,984    $  150,461    $145,197
Cash operating profit (EBITDA)      $ 26,060    $   45,881    $ 80,228

The Company's primary cash requirements have been to fund increases in accounts receivable, inventories and capital assets associated with the Company's growth as well as to fund acquisitions. The Company has historically satisfied its working capital and expansion requirements principally through cash operating profit (income from operations (as adjusted) plus depreciation and amortization expense), vendor financing, bank borrowings, proceeds and tax benefits received from the exercise of stock options and the issuance of debt and equity securities.


[GRAPH]
[DESCRIPTION]
Five year bar chart of working capital. (Amounts in thousands)

                          1994       1995      1996        1997      1998
                          ----       ----      ----        ----      ----
Working capital         $20,960    $62,219   $143,481    $281,320  $361,077

[Caption]

Working capital management resulted in a decrease in the Company's current ratio to 2.92:1 in 1998 from 3.55:1 in 1997.

The net cash used by operating activities in 1997 and 1998 was primarily attributable to increases in working capital (discussed in the analysis of the Consolidated Balance Sheets), excluding changes in contract financing receivables which represent investing activities, partially offset by the net income earned during each of those years.

The net cash used by investing activities in 1998 was primarily attributable to capital expenditures and the cost to fund acquisitions, net of the cash acquired. The cash used by investing activities in 1997 was primarily attributable to capital expenditures and the increase in contract financing receivables, partially offset by the sale of the Company's investment in certain marketable securities.

The net cash provided by financing activities in 1998 was primarily due to $166 million generated from the issuance of the Bonds and $17 million of proceeds and tax benefits generated from the exercise of stock options partially offset by $38 million of net principal reductions on the Company's line of credit. The net cash provided by financing activities in 1997 was primarily due to $75 million generated from a public equity offering, $69 million of additional borrowings on the Company's multicurrency credit agreement and $7 million of proceeds and tax benefits from the exercise of stock options.

In 1997 and 1998, cash operating profit increased by 76% and 75%, respectively, from prior years. This increase is primarily due to the increase in operating income (as adjusted) as well as the substantial increase in depreciation and amortization expense during these years.

Through 1998 the Company generated a five-year compounded annual growth rate in revenue and net income (as adjusted) in excess of 60% and 80%, respectively. In order to fund the working capital necessary for this level of growth, the Company successfully generated over $500 million of capital using an appropriate combination of both debt and equity instruments during this five year period. The Company believes that to maintain significant growth in the future, it could be necessary to raise additional capital while maintaining appropriate leverage ratios.


[GRAPH]
[DESCRIPTION]
Five year bar chart of capital. (Amounts in thousands)

                          1994       1995      1996        1997      1998
                          ----       ----      ----        ----      ----
Capital                 $21,629    $64,857   $174,546    $346,254   $526,274

[Caption]

The Company's capital has grown to over $500 million at the end of 1998.






FINANCIAL MARKET RISK MANAGEMENT

The Company is exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. To mitigate foreign currency exchange rate risks, the Company utilizes derivative financial instruments under a risk management program approved by the Company's Board of Directors. The Company does not use derivative instruments for speculative or trading purposes.

A substantial majority of the Company's revenue and expenses are transacted in markets worldwide and are denominated in currencies other than the U.S. dollar. Accordingly, the Company's future results could be adversely affected by a variety of factors, including changes in a specific country's political, economic or regulatory conditions and trade protection measures.

The Company's foreign currency risk management program is designed to reduce but not eliminate unanticipated fluctuations in earnings, cash flows, and the value of foreign investments caused by volatility in currency exchange rates by hedging, where believed to be cost-effective, significant exposures with foreign currency exchange contracts, options and foreign currency borrowings. The Company's hedging programs reduce, but do not eliminate, the impact of foreign exchange rate movements. An adverse change (defined as a 10% strengthening of the U.S. dollar) in all exchange rates would result in a decline in income before taxes (as adjusted) of approximately $2.1 million for the year ended December 31, 1998. The same adverse change in exchange rates would result in a $7.0 million increase in the fair value of the Company's cash flow and net investment hedges open at December 31, 1998. The majority of this fair value increase would offset currency devaluations from translating the Company's foreign investments from functional currencies to the U.S. dollar. The Company's sensitivity analysis of foreign exchange rate movements does not factor in a potential change in revenue levels or local currency prices. Actual results may differ materially.

The Company is exposed to changes in interest rates on its variable interest rate revolving line of credit. A 10% increase in short-term borrowing rates during 1998 would have resulted in a nominal increase in interest expense.

YEAR 2000 UPDATE

OVERVIEW AND BACKGROUND

The Company has implemented a project (the Project) to address the Year 2000 readiness of its information technology as well as non-information technology systems (e.g., telephones, alarm systems, copy machines, elevators, etc.) which have embedded technology (collectively referred to as Systems). Additionally, the Project includes the assessment of the Year 2000 readiness of the Company's significant suppliers and customers.

STATUS OF THE PROJECT

The Project is divided into four separate phases - Planning and Awareness, Inventory, Assessment, and Remediation.

The Planning and Awareness phase began in June 1998 and has been completed. This phase included: (i) development and approval of the Project charter, (ii) formation of a Project management team to carry out the Project charter, (iii) identification and assessment of overall Project risks and (iv) development of a Project budget.

The Inventory phase began in August 1998 and has been completed. This phase included: (i) identification of significant Systems to be assessed and (ii) identification of all significant suppliers and customers.

The Assessment phase began in September 1998 and is substantially complete as of March 1999. This phase involves: (i) contacting vendors of significant Systems to assess the Year 2000 readiness of those Systems, (ii) testing of the assertions made by the vendors of significant Systems', (iii) contacting significant suppliers and customers in order to understand their state of Year 2000 readiness, (iv) assessment of assertions made by significant suppliers and customers, (v) determination of the extent to which remediation will be required to ensure Year 2000 readiness and (vi) development of contingency plans to the extent considered necessary. Although the Company's assessment identified certain systems that were not currently Year 2000 compliant, these systems have entered the remediation phase.


The Remediation phase began concurrently with the Assessment phase. Systems identified during the Assessment phase as not Year 2000 compliant immediately enter the Remediation phase. The Remediation phase is projected to be completed by mid 1999 and is currently on schedule. The activities that will be undertaken during this phase include: (i) repairing, replacing or reprogramming all significant Systems that are not Year 2000 compliant; (ii) validation and testing of remediated Systems; and (iii) establishment and completion of action plans to address any Year 2000 issues with significant customers or suppliers.

To date, none of the Company's other information technology projects or initiatives have been delayed or materially affected due to the implementation of the Project.

COSTS

The Company has and will utilize primarily internal resources to carry out the Project. Costs incurred to ensure the Company's Systems are Year 2000 compliant have not been and are not expected to be material to the Company's results of operations, financial position or cash flows. The Project's costs are expensed as incurred.

RISKS AND CONTINGENCIES

The Company believes that the Project will meet its Year 2000 objectives in a timely manner. However, the Company has not yet completed all necessary phases of its Year 2000 initiative. The ability of suppliers and customers with which the Company interacts to timely convert their systems to be Year 2000 compliant is somewhat uncertain and not directly under the control of the Company. The Company conducts operations in various markets worldwide which may not be Year 2000 compliant because of many factors, including, but not limited to, lack of resources and lack of attention to the Year 2000 issue. Disruptions in the economy generally resulting from Year 2000 issues could also have an adverse affect on the Company's operations. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial position.

The Company is dependent on wireless equipment manufacturers for supply of wireless handsets and accessories. Additionally, demand for the Company's products by the Company's customers is dependent on the ability of network operators to provide wireless network services to the end-users of those products. Failure in the products and/or systems of the wireless equipment manufacturers or network operators, including those resulting from a lack of Year 2000 compliance, could have a material adverse effect on the Company.

The Company has substantially completed its initial contingency plans. These contingency plans will be continually updated as the Project progresses and new information becomes available regarding the remediation of systems that are not Year 2000 compliant. However, the Company's contingency plans have not yet been tested to ensure that they will provide adequate safeguards for Systems that are ultimately not Year 2000 compliant. The Company intends to continue evaluating its contingency plans until Project completion.

The Project's estimated percentage of completion, estimated completion dates for the various phases, and estimated costs are dependent upon management's assumptions of certain future events, such as compliance efforts, the availability of personnel trained in this area, and the ability to locate and correct all relevant computer codes in all significant Systems. There can be no assurance that third parties on which the Company relies will succeed in their Year 2000 compliance efforts or that failure by a third party would not have a material adverse effect on the Company's results of operations or financial condition.

BRIGHTPOINT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the 1996 and 1997 consolidated financial statements have been reclassified to conform to the 1998 presentation.

On June 7, 1996, the Company completed a merger with Allied Communications, Inc., Allied Communications of Florida, Inc., Allied Communications of Georgia, Inc., Allied Communications of Illinois, Inc., and Allied Communications of Puerto Rico, Inc. (collectively, Allied Communications), which were engaged in substantially the same business as the Company. The transaction was accounted for using the pooling-of-interests method and, accordingly, the Company's financial statements reflect the consolidated balance sheets and consolidated results of operations of both entities as if the merger had been in effect for all periods presented.

There were no material differences between the accounting policies of the Company and Allied Communications. Certain amounts in Allied Communications' historical combined financial statements were reclassified to conform with the presentation used by the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results are likely to differ from those estimates, but management does not believe such differences will materially affect the Company's financial position or results of operations.

REVENUE RECOGNITION

Revenue is recognized when wireless communications equipment is sold and shipped or when the Company's integrated logistics services have been rendered to customers.

CASH AND CASH EQUIVALENTS

All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

CONCENTRATIONS OF RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable and contract financing receivables. Trade accounts receivable are generated from product sales and services provided to network operators, agents, resellers, dealers and retailers in the wireless communications industry and are dispersed throughout the world, including Asia and the Pacific Rim, North America, Europe, the Middle East, Africa and Latin America. Contract financing receivables are generated through financing transactions with network operators and their agents located in the North American wireless communications market. No customer accounted for more than 10% of the Company's 1996, 1997 or 1998 revenue. The Company performs ongoing credit evaluations of its customers and provides credit in the normal course of business to a large number of its customers. However, consistent with industry practice, the Company generally requires no collateral from its customers to secure trade accounts receivable. Contract financing receivables are partially secured by product located at the Company's facilities (See Note 5
- Contract Financing Receivables).

The Company is dependent on third-party equipment manufacturers, distributors and dealers for all of its supply of wireless communications equipment. In 1996, 1997 and 1998, products sourced from the Company's three largest suppliers accounted for approximately 51%, 65% and 79% of product purchases, respectively. The Company is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company. The Company believes that its relationships with its suppliers are satisfactory, however, the Company has periodically experienced inadequate supply from certain handset manufacturers.

INVENTORIES

Inventories consist of wireless handsets and accessories and are stated at the lower of cost (first-in, first-out method) or market.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts at December 31, 1997 and 1998, of cash and cash equivalents, trade accounts receivable, contract financing receivables, marketable securities, other current assets, accounts payable and accrued expenses, and the Company's revolving credit facility approximate their fair values. See Note 7 - Long-term Debt for disclosure of the fair value of the Company's subordinated convertible notes.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to fifteen years. Leasehold improvements are stated at cost and depreciated over the lease term of the associated property. Maintenance and repairs are charged to expense as incurred.

GOODWILL

Purchase price in excess of the fair value of net assets of businesses acquired is recorded as goodwill and is amortized on a straight-line basis over 30 years. Amortization charged to operations was $0.1 million, $0.8 million and $2.7 million in 1996, 1997 and 1998, respectively. Goodwill as reflected in the Consolidated Balance Sheets is presented net of accumulated amortization of $0.9 million and $3.2 million at December 31, 1997 and 1998, respectively. The Company continually reviews the valuation of goodwill for impairment.

FOREIGN CURRENCY TRANSLATION

The functional currency for most of the Company's foreign subsidiaries is the respective local currency. Gains and losses resulting from translation of foreign currency amounts to the functional currency are included in income. Currency translation of assets and liabilities (foreign investments) from the functional currency to the U.S. dollar are included as a component of other comprehensive income (loss) in stockholders' equity.

INCOME TAXES

The Company accounts for income taxes under the asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequence of events that have been recognized in the Company's financial statements or income tax returns. Income taxes are recognized during the year in which the underlying transactions are reflected in the Consolidated Statements of Income. Deferred taxes are provided for temporary differences between amounts of assets and liabilities as recorded for financial reporting purposes and such amounts as measured by tax laws.

Prior to June 7, 1996, the stockholders of Allied Communications had elected treatment under Subchapter S of the Internal Revenue Code to include the income of the companies in their own income for tax purposes. Concurrent with the merger with Allied Communications on June 7, 1996, Allied Communications' election under Subchapter S was terminated. Accordingly, Allied Communications was not subject to federal and state income taxes until that date. The pro forma income tax amounts, presented in Note 2 - Mergers and Acquisitions, include an estimate of the income taxes that Allied Communications would have incurred had they been tax-paying entities for 1996.

NET INCOME PER SHARE

Basic net income per share is based on the weighted average number of common shares outstanding during each period, and diluted net income per share is based on the weighted average number of common shares and dilutive common share equivalents outstanding during each period. The Company's common share equivalents consist of shares of common stock issuable upon exercise of outstanding stock options and stock warrants. The subordinated, convertible notes (see Note 7 - Long-term Debt) issued in the first quarter of 1998, although common share equivalents, were not dilutive for the year ended December 31, 1998, and, therefore, are not included as dilutive common share equivalents. See also Note 9 - Stockholders' Equity.

STOCK OPTIONS

The Company uses the intrinsic value method to account for stock options. Under this method, no compensation expense has been recognized for stock options granted to employees.

COMPREHENSIVE INCOME

On January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No. 130) which established new rules for the reporting and display of comprehensive income and its components (net income and other comprehensive income). Adoption of this Statement had no impact on the Company's net income or stockholders' equity. The statement requires unrealized gains or losses on available-for-sale securities, unrealized gains or losses on derivative financial instruments, and currency translations of foreign investments, which prior to adoption were reported separately in stockholders' equity, as applicable, to be included as components of "other comprehensive income." The Company has modified the presentation of its Consolidated Statements of Stockholders' Equity and Consolidated Balance Sheets to conform to the reporting requirements of SFAS No. 130.

DERIVATIVE FINANCIAL INSTRUMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). On July 1, 1998, the Company adopted SFAS No. 133. Adoption of this Statement did not have a material impact on the Company's net income or stockholders' equity.

SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. On the date derivative contracts are entered into, the Company designates the derivative as either (i) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge) or (iii) a hedge of a net investment in a foreign operation (net investment hedge).

Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. For fair value hedge transactions, changes in fair value of the derivative instrument are generally offset in the income statement by changes in the fair value of the item being hedged. For cash-flow hedge transactions, changes in the fair value of the derivative instrument are reported in other comprehensive income. For net investment hedge transactions, changes in the fair value are recorded as a component of the foreign currency translation account which is also included in other comprehensive income. The gains and losses on cash flow hedge transactions that are reported in other comprehensive income are reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portions of all hedges are recognized in current period earnings.

OPERATING SEGMENTS

The Company's operations are divided into four separately managed segments. See additional information on Operating Segments on page 24.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, Reporting the Costs of Start-up Activities, which requires that such costs (as broadly defined in the Statement) be expensed as incurred. The Statement is effective for years beginning after December 15, 1998, and the initial application must be reported as the cumulative effect of a change in accounting principle. The Company expects that its initial application of this Statement in the first quarter of 1999 will result in the recording of a cumulative effect of a change in accounting principle that will range from $14.0 million ($0.26 per share) to $15.0 million ($0.28 per share), net of the applicable income tax benefit. This charge represents the unamortized portion of previously-capitalized organization, start-up, pre-operating and integrated logistics services contract implementation costs primarily incurred as a part of the Company's in-country expansion activities and long-term contract activity from 1996 through 1998. The Company believes that the on-going application of this Statement will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

2. MERGER AND ACQUISITIONS

YEAR ENDED DECEMBER 31, 1996

In June 1996, the Company completed a merger with Allied Communications through the exchange of 7.6 million shares of newly-issued Company common stock in exchange for all of the outstanding shares of Allied Communications' common stock. The merger was structured as a tax-free reorganization and was accounted for using the pooling-of-interests method of accounting. In connection with the merger, the Company recorded a nonrecurring charge of $2.8 million ($2.1 million net of tax) for transaction costs, including investment banking, legal, and accounting fees, and for other estimated costs associated with the merger. Prior to the combination, revenue for the three months ended March 31, 1996, was $87.7 million and $25.3 million for Brightpoint, Inc. and Allied Communications, respectively, and net income was $2.0 million and $0.5 million for Brightpoint, Inc. and Allied Communications, respectively.

Pro forma net income per share as reflected in the Consolidated Statements of Income for 1996 is derived from the following pro forma data:

Pro forma data (unaudited):
   Historical income before income taxes and
      one-time merger expenses                    $         22,873
   Pro forma income taxes                                    8,493
   Minority interest in subsidiaries' earnings               1,758
                                                  ----------------
   Pro forma net income                           $         12,622
                                                  ================

In August 1996, the Company completed the formation of Brightpoint International Ltd., a joint venture with Technology Resources International Limited. The Company maintained effective controlling interest in Brightpoint International Ltd., and, therefore, the operations were consolidated for financial reporting purposes. The Company owned 50% of Brightpoint International Ltd. until November 1996, when the Company acquired the remaining 50% of the subsidiary. The combination was accounted for using the purchase method. The purchase price for the remaining equity interest consisted of 1.5 million unregistered shares of the Company's common stock, valued at $8.1 million, and $5.0 million of cash. The resulting goodwill of $12.6 million is being amortized over 30 years.

In October 1996, Brightpoint International Ltd. acquired the business and operations of Hatadicorp Pty Ltd. (Hatadi) based in Sydney, Australia. The newly formed Brightpoint Australia Pty Limited was owned 80% by Brightpoint International Ltd. and 20% by Hatadi. The combination was accounted for using the purchase method and the operations of Brightpoint Australia Pty Limited are consolidated for financial reporting purposes. The purchase price of $2.8 million was allocated principally to goodwill.

YEAR ENDED DECEMBER 31, 1997

During 1997, the Company acquired the operations and certain net assets of three businesses (separately located in Sweden, Hong Kong and Venezuela) and the remaining minority interests of three majority-owned subsidiaries (Brightpoint China Limited, Brightpoint (UK) Limited and Brightpoint Australia Pty Limited). Each of these transactions was accounted for as a purchase, and, accordingly, the consolidated financial statements include the operating results of each business or minority interest from the date of acquisition. The aggregate purchase prices consisted of 625,834 unregistered shares of the Company's common stock, valued at $5.5 million; $6.6 million in cash; the assumption of certain liabilities; and contingent consideration based on the operating results of the applicable operating units. As of December 31, 1998, all contingent consideration amounts related to these acquisitions have been settled and paid in full. Goodwill of $17.5 million resulted from these acquisitions.

YEAR ENDED DECEMBER 31, 1998

During 1998, the Company made acquisitions of businesses located in Brazil, the United Kingdom, the Netherlands, Germany, Poland, the United States, Taiwan, France, Mexico and New Zealand. Each of these transactions was accounted for as a purchase, and, accordingly, the consolidated financial statements include the operating results of each business from the effective date of its acquisition. The aggregate purchase price for these businesses consisted of 357,074 unregistered shares of the Company's common stock valued at $4.9 million, $37.6 million in cash, the assumption of certain liabilities, and contingent consideration of up to $11.7 million in cash and $16.0 million in common stock based upon future operating results of the applicable business over the next two years. Goodwill of $45.7 million resulted from these acquisitions.

The impact of these acquisitions was not material in relation to the Company's consolidated results of operations. Consequently, pro forma information is not presented.

3. TRADING AND OTHER CHARGES

The Company recorded non-recurring charges totaling approximately $17.7 million ($13.8 million net of related tax benefits) in the fourth quarter of 1998 related to the elimination of its trading division. The Company decided to cease its trading activities primarily (i) because those activities were not consistent with its strategy of emphasizing relationships with wireless equipment manufacturers and network operators, (ii) because the margins earned on the trading activities were rapidly decreasing, and (iii) because of increasing concerns the Company had about the business practices of many trading companies.

The trading charges consisted of the following (in thousands):

Impairment of trading accounts receivable        $      9,652
Impairment of inventory prepayments and
   trading-related inventory losses                     5,117
Losses upon liquidation of trading inventories          1,484
Legal and professional fees                               894
Employee termination costs                                602
                                                 ------------
                                                 $     17,749
                                                 ============

The impairment in receivables resulted from the Company actions necessary to discontinue the trading division and its emphasis on its in-country presence in the regions in which those customers operate. The development of in-country resources and the elimination of the Company's trading activities severely harmed the businesses of many of the Company's trading customers, thereby impairing amounts due from those customers. The impairment of inventory prepayments and trading related inventory losses is primarily the result of certain inappropriate business activities carried out by individuals and third-party trading companies in 1998 that were inconsistent with the best interests of the Company. These losses are net of $11.9 million of pending insurance recoveries. The losses on subsequent disposal of trading inventories were incurred upon liquidation of on-hand quantities earmarked specifically for trading activities. The legal and professional fees include legal advice related to employee terminations as well as investigation costs into the aforementioned inappropriate activities. The termination costs were incurred to terminate all trading division employees. As of December 31, 1998, the Company had no significant remaining accruals related to the above costs.

In addition to the charges related to exiting the trading business noted above, the Company also recorded other non-recurring charges in the fourth quarter of 1998 totaling $8.0 million ($6.1 million net of related tax benefits) which were the result of impairments in the value of assets resulting from the Company's elimination of other distributors from the Company's supply and sales channels. The assets determined to be impaired include accounts receivable generated by sales to other distributors and supplier credits related to the purchase of products for these channels. Both classes of assets were determined by the Company to have lost significant value upon termination of the related business relationships as the Company deliberately shifted its focus from significant sales to other distributors to direct in-country relationships with network operators and their representatives.

4. INVESTMENTS

During the first quarter of 1997, the Company realized a gain on the sale of a marketable equity security. The gain, net of transaction costs, was approximately $8.3 million. In addition, on March 31, 1997, the issuer of a convertible debt security in which the Company had an investment, filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Accordingly, the Company recognized $6.9 million of realized losses on this investment and two smaller equity investments, which did not qualify as marketable securities. These transactions resulted in a net investment gain of $1.4 million ($0.8 million net of tax).

At December 31, 1997, the Company had one investment in a marketable equity security which was classified as available for sale. This investment had a cost of $3.6 million and was reported at its fair value of $3.5 million with the gross unrealized loss of $0.1 million classified as a component of other comprehensive loss in stockholders' equity, net of the associated income taxes.

During the first quarter of 1998, the Company realized a gain on the sale of this marketable equity security. The net gain after related transaction costs was approximately $0.6 million ($0.3 million net of tax).

At December 31, 1998, the Company had no investments in marketable equity securities.

5. CONTRACT FINANCING RECEIVABLES

The Company offers financing of inventory and receivables to certain network operator customers and their agents under contractual arrangements. The amount financed pursuant to these arrangements is recorded as a current asset under the caption "Contract financing receivables." The Company has commitments under these contracts to provide inventory financing for these customers pursuant to various limitations defined in the applicable service agreements.

At December 31, 1997 and 1998, contract financing receivables of $49.5 million ($30.5 million of which was unfunded) and $18.0 million ($5.7 million of which was unfunded) were secured by $19.9 million and $15.8 million, respectively, of wireless products located at the Company's facilities.

The Company's contract financing activities are provided to network operators and their authorized dealer agents located throughout the United States. Decisions to grant credit under these arrangements are at the discretion of the Company and are made within guidelines established by the network operators, and are subject to the Company's normal credit granting and ongoing credit evaluation process.

6. PROPERTY AND EQUIPMENT

The components of property and equipment are as follows (in thousands):

                                              December 31
----------------------------------------------------------------

                                             1997          1998
----------------------------------------------------------------

  Furniture and equipment              $    6,982    $   14,485
  Information systems equipment
    and software                           16,965        39,080
  Leasehold improvements                    4,007         7,373
----------------------------------------------------------------
                                           27,954        60,938
  Less accumulated depreciation             4,534        12,668
----------------------------------------------------------------
                                       $   23,420    $   48,270
                                       =========================


Depreciation expense charged to operations was $1.0 million, $3.2 million and $8.6 million in 1996, 1997 and 1998, respectively.

7. LONG-TERM DEBT

On March 11, 1998, the Company completed the issuance of zero-coupon, subordinated, convertible notes due in the year 2018 (the Bonds) with an aggregate face value of $380 million ($1,000 per Bond) and a yield to maturity of 4.00%. The Bonds are subordinated to all existing and future senior indebtedness (as defined in the indenture pursuant to which the Bonds were issued) of the Company and all other liabilities, including trade payables, of the Company's subsidiaries. The Bonds resulted in gross proceeds to the Company of approximately $172 million (issue price of $452.89 per Bond) and require no periodic cash payments of interest. The proceeds were used to reduce borrowings under the Company's revolving credit facility and to invest in highly-liquid, short-term investments pending use in operations. At December 31, 1998, the Bonds had a carrying value of $177 million and an estimated fair market value of approximately $140 million (approximately $99 million at March 17, 1999) based on their quoted market price.

Each Bond is convertible at the option of the holder any time prior to maturity. Upon conversion, the Company, at its option, will deliver to the holder 19.109 shares of common stock per Bond or cash equal to the market value of such shares. On or after March 11, 2003, the Bonds may be redeemed at any time by the Company for cash equal to the issuance price plus accrued original discount through the date of redemption. In addition, each Bond may be redeemed at the option of the holder on March 11, 2003, 2008 or 2013. The purchase price for each Bond at these redemption dates is approximately $552, $673 and $820, respectively, which is equal to the issue price plus amortized original discount through the date of redemption. The Company may elect at its option to pay for such redemption in cash or common stock, or any combination thereof equaling the purchase price.

On June 24, 1997, the Company entered into a $200 million five-year senior secured revolving line of credit facility with The First National Bank of Chicago and Bank One, Indiana, NA, as agent for a group of banks (collectively, the Banks). On May 13, 1998, the Company and the Banks amended and restated this agreement resulting in a $230 million facility with substantially the same terms (Restated Facility). The Restated Facility matures in June 2002 and generally bears interest, at the Company's option, at (i) the greater of the agent bank's corporate base rate and the Federal Funds effective rate plus 0.50% or (ii) the rate at which deposits in United States dollars or Eurocurrencies are offered by the agent bank to first-class banks in the London interbank market plus a spread ranging from 40 to 112.5 basis points (based on the Company's leverage ratio) plus a spread reserve, if any. Borrowings by the Company's non-United States subsidiaries bear interest at various rates based on the type and term of advance selected and the prevailing interest rates of the country in which the subsidiary is domiciled. At December 31, 1998, there was approximately $109.5 million outstanding, of which $32.5 million was denominated in foreign currencies, at interest rates ranging from 4.6% to 6.1% (a weighted average rate of 5.8%) and an aggregate of $13.0 million in letters of credit issued.

All of the Company's assets located in the United States and 65% of the capital stock of certain of the Company's subsidiaries domiciled outside of the United States are pledged to the Banks as collateral for the Restated Facility, and the Company is substantially prohibited from incurring additional indebtedness. In addition to certain net worth and other financial covenants, the Company's Restated Facility limits or prohibits the Company, subject to certain exceptions, from declaring or paying cash dividends, making capital distributions or other payments to stockholders, merging or consolidating with another corporation, or selling portions of its assets.

At December 31, 1996, 1997 and 1998, the Company was in compliance with the covenants in its credit agreements. Interest payments for 1996, 1997 and 1998 were approximately $1.6 million, $6.1 million and $5.7 million, respectively.


8. INCOME TAXES

For financial reporting purposes, income before income taxes and minority interest, by tax jurisdiction, is comprised of the following (in thousands):

                                   Year ended December 31
                            -----------------------------------

                                 1996         1997         1998
                            -----------------------------------

United States               $  13,706    $  11,130    $  11,613
Foreign                         6,417       25,797       19,624
                            -----------------------------------
                            $  20,123    $  36,927    $  31,237
                            ===================================


The reconciliation for 1996, 1997 and 1998 of income tax expense computed at the U.S. federal statutory tax rate to the Company's effective income tax rate is as follows:


                                       1996      1997      1998
                                      --------------------------
Tax at U.S. federal statutory rate     35.0%    35.0%      35.0%
State and local income taxes,
   net of U.S. federal benefit          3.7      1.5        2.1
Allied Communications'
   Subchapter S earnings               (2.5)       -          -
Non-deductible merger expenses          1.7        -          -
Foreign sales corporation and
   foreign rates                       (1.5)    (5.9)      (3.0)
Other                                     -     (0.6)       1.8
                                      --------------------------
                                        36.4%   30.0%      35.9%
                                      ==========================


The Company's effective tax rate for 1998, excluding the effect of the trading and other charges, would have been 30.0% based on income before taxes and minority interest (excluding trading and other charges) of $57.0 million.

Significant components of the provision for income taxes are as follows (in thousands):

                                       1996      1997      1998
                                    ---------------------------
Current:
  Federal                           $ 4,340  $  5,050   $   608
  State                               1,035     1,308       314
  Foreign                             2,184     7,445     6,459
                                    ---------------------------

                                      7,559    13,803     7,381
Deferred:
  Federal                              (203)  (2,262)     3,313
  State                                 (28)    (476)       704
  Foreign                                 -         -      (186)
                                    ---------------------------
                                       (231)  (2,738)     3,831
                                    ---------------------------
                                    $ 7,328  $ 11,065   $11,212
                                    ===========================

Components of the Company's deferred taxes are as follows
(in thousands):

                                              December 31
                                       ------------------------
                                             1997          1998
                                       ------------------------
Deferred tax assets:
  Current:
    Capitalization of inventory costs  $      370    $      450
    Allowance for doubtful accounts           830         1,154
    Accrued liabilities and other           1,030           816
  Noncurrent:
    Other long-term investments             2,032         2,103
    Net operating losses and other
      carryforwards                             -         2,960
                                       ------------------------
                                            4,262         7,483
Deferred tax liabilities:
  Noncurrent:
    Depreciation                             (830)         (878)
    Other assets                                -        (7,054)
                                       ------------------------
                                             (830)       (7,932)
                                       ------------------------
                                       $    3,432    $     (449)
                                       ========================



Income tax payments were $6.2 million in each of 1996 and 1997 and $5.9 million in 1998.

At December 31, 1998 the Company had foreign net operating loss carryforwards of $17.9 million, of which approximately $13.0 million have no expiration date. The remaining foreign net operating loss carryforwards expire through the year 2004.

Undistributed earnings of the Company's foreign operations were approximately $25.3 million at December 31, 1998. Those earnings are considered to be indefinitely reinvested and accordingly, no provision for U.S. federal or state income taxes or foreign withholding taxes has been made. Upon distribution of those earnings, the Company would be subject to U.S. income taxes (subject to a reduction for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable; however, unrecognized foreign tax credit carryovers would be available to reduce some portion of the U.S. tax liability.

9. STOCKHOLDERS' EQUITY

All references in the financial statements related to share amounts, per share amounts, average shares outstanding and information concerning stock option plans have been adjusted retroactively to reflect stock splits.

In connection with the Allied Communications merger completed in June 1996, Allied Communications' Subchapter S election was terminated. Accordingly, the undistributed retained earnings generated while Allied Communications were Subchapter S corporations were transferred to additional paid-in capital.

In February 1997, the Company adopted a Stockholders' Rights Agreement commonly known as a "poison pill," which provides that in the event an individual or entity becomes a beneficial holder of 15% or more of the shares of the Company's capital stock, other stockholders of the Company shall have the right to purchase shares of the Company's (or in some cases, the acquiror's) common stock at 50% of its then market value.

In August 1997, the Company consummated a public offering of 5.4 million shares of common stock by the Company and an additional 4.6 million shares of common stock on behalf of two former stockholders (Selling Stockholders). Upon consummation of the offering, the Selling Stockholders, who were former stockholders of Allied Communications, resigned as members of the Company's Board of Directors pursuant to an agreement with the Company. The Company's proceeds from the offering of approximately $75 million (net of estimated expenses) were used to reduce the borrowings outstanding on its bank credit facility.

The Company has authorized 1.0 million shares of preferred stock which remain unissued. The Board of Directors has not yet determined the preferences, qualifications, relative voting or other rights of the authorized shares of preferred stock.

STOCK OPTION PLANS

The Company has three fixed stock option plans, which reserve shares of common stock for issuance to executives, key employees, directors and others.

The Company maintains the 1994 Stock Option Plan whereby employees of the Company and others are eligible to be granted incentive stock options or non-qualified stock options. Under this plan there are 8.2 million Common Shares reserved for issuance of which 5.4 million and 4.9 million were authorized but unissued at December 31, 1997 and 1998, respectively. In October 1996, the Company adopted the 1996 Stock Option Plan whereby employees of the Company and others are eligible to be granted non-qualified stock options. Under this plan there are 3.8 million Common Shares reserved for issuance of which 3.7 million and 2.4 million were authorized but unissued at December 31, 1997 and 1998, respectively. For both Plans, a committee of the Board of Directors determines the time or times at which the options will be granted, selects the employees or others to whom options will be granted and determines the number of shares covered by each option, purchase price, time of exercise (not to exceed ten years from the date of the grant) and other terms.

The Company also maintains the Non-Employee Directors Stock Option Plan whereby non-employee directors are eligible to be granted non-qualified stock options. Under this plan there are 937,500 Common Shares reserved for issuance of which 759,375 and 744,375 were authorized but unissued at December 31, 1997 and 1998, respectively. Options to purchase 10,000 shares of common stock are granted to each newly elected non-employee director and, on the first day of each year, each individual elected and continuing as a non-employee director receives an option to purchase 4,000 shares of common stock.

The exercise price of stock options granted may not be less than the fair market value of a share of common stock on the date of the grant. Options become exercisable in periods ranging from one to three years. Information regarding these option plans for 1996 through 1998 is as follows:

                                    1996                    1997                                1998
                        -------------------------------------------------------------------------------------------
                                      Weighted                  Weighted                         Weighted
                                      Average                   Average                          Average
                                      Exercise                  Exercise                         Exercise
                          Shares      Price         Shares      Price                Shares      Price
                        -------------------------------------------------------------------------------------------
Options outstanding,
   beginning of year     2,476,356     $  2.95      5,098,624            $5.13        7,063,586        $       8.36
Options granted          3,375,500        6.18      3,336,500            11.85        2,893,500               12.40
Options exercised        (688,388)        2.39     (1,092,788)            3.47       (1,855,568)               6.46
Options canceled         (64,844)         5.65      (278,750)            10.23       (1,416,170)              12.57
                        -------------------------------------------------------------------------------------------
Options outstanding,
   end of year           5,098,624     $  5.13      7,063,586      $      8.36        6,685,348        $       9.87
                        ===========================================================================================
Option price range
   at end of year                 $1.33 -$9.60                   $1.33 -$16.94                        $1.33 -$17.50
Option price range
   for exercised
   shares                         $1.33 -$4.45                   $ 1.33 -$7.33                        $1.33 -$11.20
Options available for
   grant at year end                 1,854,056                       2,830,793                            1,353,462
Weighted average
   fair value of options
   granted during
   the year                       $       2.12                   $        4.28                        $        4.96

The following table summarizes information about the fixed price stock options outstanding at December 31, 1998.

                                      Weighted                            Exercisable
                       Number         Average                    -------------------------------
                   Outstanding at    Remaining     Weighted   Number Outstanding    Weighted
    Range of        December 31,    Contractual    Average      at December 31,      Average
Exercise Prices         1998            Life    Exercise Price       1998         Exercise Price
------------------------------------------------------------------------------------------------
 $ 1.33 - $ 6.23      2,183,512       2 years       $ 5.47         1,444,294         $ 5.14
 $ 7.33 - $11.20      1,871,170       4 years       $ 8.46           186,829         $ 9.64
 $12.25 - $14.38      1,956,666       4 years       $13.47           345,336         $13.02
 $14.88 - $17.50        674,000       4 years       $16.00           171,047         $15.41

Disclosure of pro forma information regarding net income and earnings per share is required by SFAS No. 123 as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method as defined by that Statement. The fair value for options granted by the Company was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996, 1997 and 1998:


                                         1996         1997        1998
                                     ---------------------------------
Risk-free interest rate                 5.50%        5.25%       5.33%
Dividend yield                          0.00%        0.00%       0.00%
Volatility factor of the expected
   market price of the
   Company's common stock                .51          .51         .67
Expected life of the options (years)    1.99         2.33        2.42

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options and stock warrants, discussed below, are amortized to expense over the related vesting period. Because compensation expense is recognized over the vesting period, the initial impact on pro forma net income for 1996 and 1997 may not be representative of compensation expense in future years (including 1998), when the effect of amortization of multiple awards would be reflected in pro forma net income. The Company's pro forma information giving effect to the estimated compensation expense related to stock options and warrants is as follows (in thousands, except per share data):

                                 1996         1997         1998
                            -----------------------------------
Pro forma net income        $  11,638    $  21,044    $  12,362
Pro forma net income
  per share (diluted)       $    0.28    $    0.44    $    0.23

STOCK WARRANTS

In connection with its acquisition in Venezuela, the Company issued to a principal of the seller (Holder), who became and remains an employee of a subsidiary of the Company, warrants to purchase up to 200,000 shares of common stock at $15.44 per share. These warrants become exercisable over a three-year period commencing in 1998. However, the ability of the Holder to exercise the warrants is contingent upon the financial performance of the Company's operating subsidiary, Brightpoint de Venezuela, C.A. To date none of the warrants have become exercisable and they expire on October 21, 2002.

10. DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into derivative contracts to hedge the exposures of foreign currency denominated assets and liabilities, forecasted future cash flows and net investments in foreign operations. The fair value of the Company's foreign currency forward contracts by currency and hedge designation recorded as liabilities was as follows at December 31, 1998 (in thousands):

                                        Hedge Designation
                                  ------------------------------
                                    Cash Flow     Net Investment
                                  ------------------------------
Hong Kong dollar                  $       514     $         453
All others                                  -               121
                                  ------------------------------
                                  $       514     $         574
                                  ==============================

From July 1, 1998 (the date of adoption of SFAS No. 133) through December 31, 1998, gains and losses recognized in earnings on cash flow hedges and the gains and losses from net investments hedges included as a component of other comprehensive income in stockholders' equity have not been significant. All forward contracts open at December 31, 1998 expire prior to December 31, 1999.

11. LEASE ARRANGEMENTS

The Company leases its office and warehouse/distribution space as well as certain furniture and equipment under operating leases.

Total rent expense for all operating leases was $1.5 million, $3.3 million and $7.1 million for 1996, 1997 and 1998, respectively.

The aggregate future minimum payments on the above leases are as follows (in thousands):

       Year ending December 31
     --------------------------

                1999                               $      8,878
                2000                                      7,420
                2001                                      6,124
                2002                                      5,241
                2003                                      5,138
             Thereafter                                   5,600
                                                   ------------
                                                   $     38,401
                                                   ============

12. EMPLOYEE BENEFIT PLAN

On January 1, 1996, the Company adopted an employee savings plan which permits employees based in the United States with at least four months of service to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. The Company matches 25% of employee contributions, up to 6% of each employee's salary, in Company common stock. In connection with the required match, the Company's contribution to the Plan was $56,400; $55,400; and $103,911 in 1996, 1997 and 1998, respectively.

13. FOREIGN CURRENCY DEVALUATION (UNAUDITED)

On January 13, 1999, the Brazilian government allowed the value of its currency, the real, to float freely against other currencies. Between January 13, 1999 and March 17, 1999, the real's exchange rate to the U.S. dollar has declined as much as 44% from the exchange rate on December 31, 1998. As nearly all the Company's transactions in Brazil are real-denominated, translating the results of operations of the Company's Brazilian subsidiary into U.S. dollars at devalued exchange rates will result in a lower contribution to consolidated revenues and operating income. Based on the real exchange rate to the U.S. dollar on March 17, 1999, the Company's currency translation of the foreign investment in its Brazilian subsidiary from the real (functional currency) to the U.S. dollar would result in a devaluation of approximately $6 million. Currency devaluations resulting from translating assets and liabilities from the functional currency to the U.S. dollar are included as a component of other comprehensive income
(loss) in stockholders' equity.

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The quarterly results of operations are as follows (in thousands, except per share data):

1997                   First      Second       Third      Fourth
----------------------------------------------------------------

Revenue            $ 199,169   $ 220,027   $ 243,210   $ 373,243
Gross profit          16,002      18,014      20,634      30,521
Net income             5,416       4,867       5,928       9,299
Net income per share:
  Basic                 0.12        0.11        0.12        0.18
  Diluted               0.12        0.10        0.12        0.18

1998                   First      Second       Third      Fourth
----------------------------------------------------------------

Revenue            $ 343,333   $ 329,813   $ 445,772   $ 509,704
Gross profit          30,077      30,505      38,074      42,578
Net income (loss) (1)  8,843       9,058       9,418      (7,143)
Net income (loss)
   per share:(1)
     Basic              0.17        0.17        0.18      (0.14)
     Diluted            0.17        0.17        0.18      (0.14)

(1) Includes $19.9 million (net of tax benefits) of trading and other charges in the fourth quarter of 1998.


COMMON STOCK INFORMATION (UNAUDITED)

The Company's Common Stock is listed on the NASDAQ Stock Market(R) under the symbol CELL. The following tables set forth, for the periods indicated, the high and low sale price for the Common Stock as reported by the NASDAQ Stock Market(R).

1997                                  High               Low
-------------------------------------------------------------
First Quarter                      $  12.50         $    8.13
Second Quarter                        17.44              8.00
Third Quarter                         23.38             13.88
Fourth Quarter                        24.25             11.50

1998                                  High               Low
-------------------------------------------------------------

First Quarter                      $  21.50         $   14.00
Second Quarter                        21.63             11.88
Third Quarter                         17.75              7.25
Fourth Quarter                        16.06              5.00

At March 25, 1999, there were approximately 438 stockholders of record.

The Company has not paid cash dividends on its Common Stock other than S corporation distributions made to its stockholders prior to the Company's initial public offering in April 1994 and S corporation distributions made to the stockholders of Allied Communications relating to periods prior to the Allied Communications merger. The Board of Directors intends to continue a policy of retaining earnings to finance the Company's anticipated growth and development of its business and does not expect to declare or pay any cash dividends in the foreseeable future.


The Company has declared the following stock splits which were effected in the form of stock dividends:

 Declaration date         Dividend payment date      Split ratio
----------------------------------------------------------------
 August 31, 1995          September 20, 1995         5 for 4
 November 12, 1996        December 17, 1996          3 for 2
 January 28, 1997         March 3, 1997              5 for 4
 October 22, 1997         November 21, 1997          2 for 1


                                      42