Form 10-K, Exhibit 13
period 1999-12-31
BRIGHTPOINT INC
filed 2000-03-30
CIK 918946

                                                                      EXHIBIT 13

SELECTED PAGES FROM BRIGHTPOINT INC'S
1999 ANNUAL REPORT TO STOCKHOLDERS WHICH HAVE
BEEN INCORPORATED IN THIS FILING.

FINANCIAL INFORMATION
-------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL STATEMENTS
  AND MANAGEMENT'S DISCUSSION AND
    ANALYSIS OF FINANCIAL CONDITION
      AND RESULTS OF OPERATIONS



               Report of Independent Auditors................................26
               Management's Responsibility for Financial Statements..........26
               Overview and Recent Developments..............................27
               Operating Segments............................................28
               Future Operating Results......................................29
               Consolidated Statements of Operations and Analysis............30
               Consolidated Balance Sheets and Analysis......................34
               Consolidated Statements of Cash Flows and Analysis............36
               Consolidated Statements of Stockholders' Equity...............38
               Financial Market Risk Management..............................39
               Impact of Year 2000...........................................39
               Notes to Consolidated Financial Statements....................40
               Other Information.............................................49

-------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS
Board of Directors and Stockholders
Brightpoint, Inc.

We have audited the accompanying consolidated balance sheets of Brightpoint, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999, on pages 30, 34, 36, 38 and 40 through 48 and the information appearing under the caption "Operating Segments" on pages 28 and 29. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brightpoint, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



                                             /s/ Ernst & Young LLP


Indianapolis, Indiana
January 24, 2000


-------------------------------------------------------------------------------


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

The Board of Directors has appointed an Audit Committee whose three members are not employees of the Company. Pursuant to its charter, the Audit Committee meets with certain members of management and the independent auditors to review the results of their work and satisfy itself that their responsibilities are being properly discharged. The independent auditors have full and free access to the Audit Committee and have discussions with the Audit Committee regarding appropriate matters, with and without management present.

/s/ Robert J. Laikin
-------------------------
Robert J. Laikin
Chairman of the Board and
Chief Executive Officer

/s/ J. Mark Howell
-------------------------
J. Mark Howell
President and
Chief Operating Officer

/s/ Phillip A. Bounsall
-------------------------
Phillip A. Bounsall
Executive Vice President and
Chief Financial Officer

/s/ John P. Delaney
-------------------------
John P. Delaney
Vice President and
Chief Accounting Officer

-------------------------------------------------------------------------------

OVERVIEW AND RECENT DEVELOPMENTS

The discussion and analysis contained in the following pages should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto. All currency amounts stated within this Annual Report refer to U.S. Dollars and are stated in thousands (except per share data) unless otherwise indicated.

BASIS OF PRESENTATION

Effective in the first quarter of 2000, and applied retroactively to all periods, the Company has reclassified certain amounts related to its services supporting prepaid wireless programs. The reclassification, which reduces revenue and cost of revenue by the same amount, has no impact on gross profit, selling, general and administrative expenses, operating income, net income or earnings per share. All amounts in this Annual Report reflect the retroactive application of the reclassification.

The table below summarizes the amount of the reduction in revenue and cost of revenue due to the reclassification.

      1st Quarter  2nd Quarter  3rd Quarter  4th Quarter     Total
      ============================================================
1997       $1,432      $ 4,057      $10,675      $13,369   $29,533
1998        7,989       16,761       22,163        8,433    55,346
1999        8,787       14,957       19,224       20,076    63,044
==================================================================

NON-RECURRING CHARGES AND OTHER ITEMS

1998

Through the end of the third quarter of 1998, the Company had been engaged in the business of trading wireless handsets. Trading involves the purchase of wireless handsets from sources other than manufacturers or network operators (i.e., trading companies) and the sale of those handsets to purchasers other than network operators or their representatives (also trading companies). At the beginning of the fourth quarter of 1998 the Company decided to cease its trading activities primarily because: (i) those activities were not consistent with its strategy of emphasizing relationships with wireless equipment manufacturers and network operators; (ii) the margins earned on the trading activities were rapidly decreasing; and (iii) the Company had increasing concerns about the business practices of many trading companies. Additionally, the Company completed a strategic shift from significant sales to other distributors to more direct relationships with network operators and their representatives in the fourth quarter of 1998.

In connection with these actions, the Company recorded non-recurring and unusual charges of approximately $25.7 million ($19.9 million net of related tax benefits) in the fourth quarter of 1998. These charges included approximately $22.7 million to adjust assets affected by these actions to their net realizable value and approximately $3.0 million for employee termination and other costs related to the discontinuation of the trading division. The asset impairments included accounts receivable generated from sales to trading companies, inventory prepayments to trading companies, inventories purchased from trading companies, accounts receivable generated by the sale of products to the other distributors and supplier credits related to the purchase of products for these channels.

1999

The Company recorded in the first quarter of 1999 a cumulative effect adjustment for a change in accounting principle. The change in accounting principle resulted from the required adoption of American Institute of Certified Public Accountants Statement of Position 98-5, Reporting the Costs of Start-up Activities, which requires the write-off of the unamortized portion of the Company's previously capitalized start-up costs. These costs were incurred primarily as a part of the Company's in-country expansion and long-term contract activities from 1996 through 1998 and were previously capitalized in accordance with generally accepted accounting principles then in effect. The adjustment for the write-off of these amounts of $14.1 million is shown net of applicable taxes.

Because the Company's revenues and results of operations for the first quarter of 1999 were significantly below that which had been anticipated, the Company performed a detailed evaluation of each of its operations and the market factors affecting those operations. Consequently, beginning in the second quarter of 1999 the Company implemented a broad restructuring plan in an effort to improve its position for long-term success by eliminating or restructuring identified non-performing business activities and reducing costs. The restructuring plan was approved by the Company's Board of Directors and included the disposal of operations in the United Kingdom, Poland, Taiwan and Argentina; termination of the Company's investments in two joint operations in China; disposal of its 67% interest in a Hong Kong-based accessories company; and initiation of cost reduction programs in certain areas of its business. In total, the restructuring plan resulted in a reduction in headcount of approximately 350 employees. This headcount reduction occurred in most areas of the Company, including marketing, operations and administration; however, substantially all of the reductions occurred in the Company's operating divisions outside of North America. As of March of 2000, the Company's execution of the restructuring plan was substantially complete.

-------------------------------------------------------------------------------

As a result of actions taken in accordance with the restructuring plan the Company recorded in 1999 restructuring and other unusual charges of approximately $84.9 million. The charges included the write-off of goodwill and investments related to the eliminated or terminated operations, as well as losses on the disposals of fixed and other assets and cash expenses of approximately $6.1 million related to lease and employee terminations and other exit costs. These amounts are recorded in the "Trading, restructuring and other unusual charges" line in the Consolidated Statements of Operations. The non-recurring charges also include the write-down of inventory (included in the "Cost of revenue" line) and accounts receivable (included in the "Selling, general and administrative expenses" line) to their estimated net realizable value.

ACQUISITIONS AND DIVESTITURES

The Company completed the following purchase acquisitions and divestitures during the past three years.

1997

- Acquired the remaining 20% minority interests of its consolidated subsidiaries, Brightpoint China Limited, Brightpoint (UK) Limited and Brightpoint Australia Pty Limited during the period of February through April 1997.
- Acquired the business and certain net assets of the following wireless products distributors:
  - Telnic AB - located in Sweden;
  - Legend International (Asia) Limited - located in Hong Kong;
  - Cellular Trading 3, CA and an affiliated company - located in Venezuela.

1998

- Acquired the business and either all of the equity interests or certain net assets of:
  - Matel-Tecnologia de Teleinformatica S.A.-Matec - a wireless products distributor in Brazil;
  - WAVETech Limited - a wireless products distributor in the United Kingdom;
  - Wireless Fulfillment Services, LLC - a provider of wireless accessory end-user fulfillment services for North American network operators;
  - Axess Communications Benelux B.V. - a provider of accessory distribution services in the wireless communications industry with operations in the Netherlands, Germany and Poland;
  - Cell Direct Limited - a wireless products distributor in New Zealand;
  - Function Communications Co., Ltd. - a wireless products distributor in Taiwan;
  - Euro-Phone Sp. z o.o. - a wireless products distributor in Poland;
  - Communicaciones ASBE, S.A. de C.V. - a wireless products distributor in Mexico;
  - Eurocom Systems S.A. - a provider of distribution and integrated logistics services in the wireless communications industry in France.

1999

- Acquired Cellular Services S.A. - a provider of integrated logistics services in the wireless communications industry in Brazil.
- Sold WAVETech Network Services Limited, a subsidiary of WAVETech Limited in the United Kingdom.
- Pursuant to its restructuring plan, terminated or disposed of certain operations in the United Kingdom, Argentina, Taiwan, China and Poland.

NET INVESTMENT GAINS

During the first quarter of both 1997 and 1998, the Company realized net gains on the sale of marketable equity securities, representing income of a nonrecurring nature. These net investment gains were $1.4 million ($0.8 million after-tax) and $0.6 million ($0.3 million after-tax) in 1997 and 1998, respectively.

FACILITY CONSOLIDATION

In the first quarter of 2000, the Company was in the process of consolidating four locations in Indianapolis into a single, new facility designed specifically for the Company and its processes. This new facility is located in close proximity to the Indianapolis International Airport. The consolidation is expected to result in increased costs during the first quarter of 2000 due to moving costs, the disposal of assets that will not be used in the new facility, and the financial effects of the potential sublease of existing facilities. The aggregate amount of these costs is not expected to exceed $5.0 million.

OPERATING SEGMENTS

The Company operates in markets worldwide and has four reportable segments as defined by Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131). These reportable segments represent the Company's four divisions: North America; Asia-Pacific; Europe, Middle East and Africa; and Latin America. These divisions all generate revenues from sales of wireless handsets and related accessories and from fees generated from the provision of integrated logistics services. However, the divisions are managed separately because they operate in different regions of the world.

The Company evaluates the performance of, and allocates resources to, these segments based on income (loss) from operations which includes allocated corporate selling, general and administrative expenses. The accounting policies of these reportable segments are the same as those described in Note 1 - Significant Accounting Policies. A summary of the Company's operations by segment is presented below:

                                                                                   Trading,
                                                                                 Restructing
                   Revenues        Income       Total    Allocated   Allocated    and Other
                 from External   (Loss) from    Segment  Interest    Income         Unusual
                   Customers    Operations(1)   Assets    Expense(2)   Taxes(2)     Charges
============================================================================================
1997
North America      $  267,941    $  12,537     $154,925    $ 2,653     $ 3,082      $     -
Asia-Pacific          431,899       18,405      136,323      1,639       5,030            -
Europe,
   Middle East
   and Africa         222,352        6,773      107,158      2,009       1,429            -
Latin America          83,924        4,147       58,296         66       1,524            -
                   ------------------------------------------------------------------------
                   $1,006,116    $  41,862     $456,702    $ 6,367     $11,065      $     -
                   ========================================================================
1998
North America      $  469,965    $  22,625     $247,687    $ 4,995     $ 3,078      $     -
Asia-Pacific          518,516        2,958      161,449      3,347       3,241       15,148
Europe,
   Middle East
   and Africa         385,734        8,098      197,386      2,484       2,798        8,597
Latin America         199,061        9,456      107,928      1,646       2,095        2,004
                   ------------------------------------------------------------------------
                   $1,573,276    $  43,137    $ 714,450    $12,472     $11,212      $25,749
                   ========================================================================
1999
North America      $  730,000    $  23,737    $ 334,912    $ 3,649     $ 7,527      $     -
Asia-Pacific          432,730      (32,647)     104,311      3,641       2,355       37,989
Europe,
   Middle East
   and Africa         330,469      (42,995)     103,705      3,665       2,520       44,387
Latin America         245,959       (1,809)      80,930      2,158        (121)       2,545
                   ------------------------------------------------------------------------
                   $1,739,228    $ (53,714)    $623,858    $13,113     $12,281      $84,921
                   ========================================================================


(1) Includes $25.7 million and $84.9 million of trading, restructuring and other unusual charges in 1998 and 1999, respectively.

(2) These items are allocated using various methods and are not necessarily indicative of the actual interest expense and income taxes for the applicable divisions.

SFAS No. 131 also requires the following enterprise-wide disclosures:

                                                1997          1998         1999
===============================================================================
External revenue by service line:
      Wireless handset sales             $   918,123  $  1,336,368  $ 1,325,336
      Wireless accessory sales                59,265       145,852      254,776
      Integrated logistics
        services                              28,728        91,056      159,116
                                         --------------------------------------
                                         $ 1,006,116  $  1,573,276  $ 1,739,228
                                         ======================================
Long-lived assets:
      North America                      $    25,557  $     38,571  $    42,144
      Asia-Pacific                            23,836        40,824       29,008
      Europe, Middle East
         and Africa                           14,152        73,836       32,916
      Latin America                            1,646        11,994       14,871
                                         --------------------------------------
                                         $    65,191  $    165,225  $   118,939
                                         ======================================


FUTURE OPERATING RESULTS

Various statements, discussions and analyses throughout this Annual Report, including the following discussion, are not based on historical fact and contain forward-looking statements. Actual future results may differ materially. Future trends for revenue and profitability are difficult to predict due to a variety of known and unknown risks and uncertainties, including, among others, (i) business conditions and growth in the Company's markets, including currency, economic and political risks in markets in which the Company operates; (ii) availability and prices of wireless products; (iii) absorption, through revenue growth, of the increasing operating costs that the Company has incurred and continues to incur in connection with its expansion activities and provision of integrated logistics services; (iv) successful consummation and integration of acquisitions; (v) success of strategic relationships with wireless equipment manufacturers and network operators; (vi) ability to meet the intense industry competition; (vii) continued access to increasing amounts of capital; (viii) the highly dynamic nature of the industry in which the Company participates; (ix) continued tendency of wireless equipment manufacturers and network operators to outsource aspects of their business; (x) ability to manage and sustain future growth at our historical and current rates; (xi) ability to respond to rapid technological changes in the wireless communications and data industry; (xii) reliance on sophisticated information systems technologies; (xiii) ability to attract and maintain qualified management and other personnel; and (xiv) risk of failure or material interruption of wireless systems and services.

As previously discussed, the Company substantially completed a broad restructuring plan during 1999 in an effort to improve its position for long-term success. As a result of the restructuring, the Company projects a savings of approximately $25 million in annual selling, general and administrative costs. Although the Company believes that the objectives of the restructuring plan were met, there can be no assurance that the actions taken as a result of the restructuring plan will have the desired affect on future operating results. Additionally, due to the highly competitive and dynamic nature of the industry in which the Company operates, the ability of the Company to avoid further restructuring in the future is somewhat uncertain.

Because of the aforementioned uncertainties affecting the Company's future operating results, past performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate future results or trends.

-------------------------------------------------------------------------------



BRIGHTPOINT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)

                                                      Year ended December 31

                                                1997         1998          1999
===============================================================================
Revenue                                  $ 1,006,116   $ 1,573,276  $ 1,739,228
Cost of revenue                              920,945     1,432,042    1,611,593
-------------------------------------------------------------------------------
Gross profit                                  85,171      141,234       127,635
Selling, general and administrative
  expenses                                    43,309       72,348       116,463
Trading, restructuring and other
  unusual charges                                  -       25,749        64,886
-------------------------------------------------------------------------------
Income (loss) from operations                 41,862       43,137       (53,714)
Net investment gain                            1,432          572             -
Interest expense                               6,367       12,472        13,113
-------------------------------------------------------------------------------
Income (loss) before income taxes,
  minority interest and accounting change     36,927       31,237       (66,827)
Income taxes                                  11,065       11,212        12,281
-------------------------------------------------------------------------------
Income (loss) before minority interest
  and accounting change                       25,862       20,025       (79,108)
Minority interest                                352         (151)          (93)
-------------------------------------------------------------------------------
Income (loss) before accounting change        25,510       20,176       (79,015)
Cumulative effect of accounting
  change, net of tax                               -            -       (14,065)
-------------------------------------------------------------------------------
Net income (loss)                        $    25,510   $   20,176   $   (93,080)
===============================================================================

Basic per share:
  Income (loss) before accounting change $ 0.55 $ 0.38 $ (1.48) Cumulative effect of accounting
    change, net of tax                             -            -         (0.27)
-------------------------------------------------------------------------------
Net income (loss)                        $      0.55   $     0.38   $     (1.75)
===============================================================================

Diluted per share:
  Income (loss) before accounting change $ 0.53 $ 0.38 $ (1.48) Cumulative effect of accounting
    change, net of tax                             -            -         (0.27)
-------------------------------------------------------------------------------
  Net income (loss)                      $      0.53   $     0.38   $     (1.75)
===============================================================================

Weighted average common shares outstanding:
  Basic                                       46,630       52,818        53,290
===============================================================================
  Diluted                                     48,461       53,483        53,290
===============================================================================

See accompanying notes.

-------------------------------------------------------------------------------

ANALYSIS OF THE CONSOLIDATED STATEMENTS OF OPERATIONS

The Company's revenues are comprised of sales of wireless handsets and related accessories and fees generated from integrated logistics services. The sale of wireless handsets and related accessories and the resulting gross profit reflects the compensation earned by the Company for its distribution services, which services include purchasing, marketing, selling, warehousing, picking, packing, shipping and delivery of wireless handsets and accessories. Fees earned from integrated logistics services are earned as services are performed. Such services include, among others, support for prepaid programs, inventory management, procurement, product fulfillment, programming, contract manufacturing, telemarketing, private labeling, kitting and customized packaging, product warranty, repair and refurbishment and end-user support services.

As a result of the restructuring plan implemented in 1999, the Company has eliminated or is in the process of eliminating operations in Argentina, Poland, Hong Kong, Taiwan and the United Kingdom and has terminated its two joint operations in China (these joint operations were replaced by new joint operations beginning in the third quarter of 1999). Because of the significance of the restructuring plan discussed previously, results of operations have been delineated between results from recurring operations and results from non-recurring operations. Recurring operations include all operations except those presented as non-recurring. Non-recurring operations are those operations that have been eliminated or terminated or will be eliminated pursuant to the restructuring plan. Recurring operations also exclude impacts of non-recurring charges recorded in 1998 and 1999, the cumulative effect of a change in accounting principle recorded in the first quarter of 1999 and net investment gains recorded in the first quarters of 1997 and 1998, all of which have been presented separately.

RECURRING OPERATIONS

REVENUE

                            1997      1998       Change      1999       CHANGE
                         =====================================================
Revenue                  $841,707  $1,253,856      49%    $1,618,585     29%
==============================================================================

Consolidated revenue from recurring operations for 1999 increased 29% to approximately $1.6 billion from $1.3 billion in 1998. The increase in revenue from recurring operations for 1998 was 49% as compared to 1997. The increases in both periods reflect the strong worldwide demand for wireless products and the Company's distribution and integrated logistics services. The increased demand for wireless products resulted from, among other things, increasing numbers of wireless subscribers in many markets worldwide and increasing demand for replacement or upgraded equipment. The Company believes revenue from recurring operations was adversely affected by shortages of wireless handsets during 1999.


REVENUE FROM RECURRING OPERATIONS BY SERVICE LINE

                                 1997              1998              1999
                             =================================================
Wireless handset
 sales                       $758,900   91%  $1,044,757   83%  $1,228,028   76%
Wireless accessory
  sales                        54,079    6%     127,978   10%     252,506   16%
Integrated logistics
  services                     28,728    3%      81,121    7%     138,051    8%
                             =================================================
Total                        $841,707  100%  $1,253,856  100%  $1,618,585  100%
==============================================================================

Revenue from recurring operations for the year ended December 31, 1999 as compared to 1998 includes a greater proportion of revenues from wireless accessories sales and integrated logistics services as the Company continues to develop and grow its service offerings and acquire new customers in these areas. Approximately 50% of the 1999 increase in total revenue from recurring operations was attributable to a 70% increase in revenues from integrated logistics services and a 97% increase in wireless accessories sold. Consistent with the Company's strategy, revenue growth from these service lines outpaced increases in wireless handset sales, which increased 18% from 1998 to 1999, and accounted for the remaining 50% increase in 1999 total revenues. The 1998 increase in revenue from recurring operations was primarily attributable to a 38% increase in wireless handsets sold, a 182% increase in revenues from integrated logistics services and a 137% increase in sales of wireless accessories.


REVENUE FROM RECURRING OPERATIONS BY DIVISION

                                 1997              1998              1999
                             =================================================
North America                $267,941   32%  $  469,965   38%  $  730,070   45%
Asia-Pacific                  426,710   51%     406,408   32%     341,006   21%
Europe, Middle East
  and Africa                   63,132    7%     178,434   14%     301,550   19%
Latin America                  83,924   10%     199,049   16%     245,959   15%
                             =================================================
Total                        $841,707  100%  $1,253,856  100%  $1,618,585  100%
==============================================================================

The Company operates in various markets worldwide and business activities are managed in four divisions: North America; Asia-Pacific; Europe, Middle East and Africa; and Latin America. Within the North American division operations are conducted primarily within the United States. Revenue in this region grew 55% from 1998 to 1999 and units handled (wireless handsets sold through distribution services or fulfilled through integrated logistics services) by the division increased 70% in 1999 compared to 1998 due to increases in both its integrated logistics and distribution service lines. These increases reflect growth in the provision of services to network operators and their agents, including mass and Internet retailers.

The Company's Asia-Pacific division maintains recurring operations in the People's Republic of China (including Hong Kong), Australia, Philippines, and New Zealand. Revenue from recurring operations in the Asia-Pacific division declined 16% in 1999 when compared to the prior year because much of the China market was being served out of the Company's Hong Kong operation (classified as recurring) for most of 1998, whereas from January through June of 1999, the China market was being served

------------------------------------------------------------------------------

from the Company's joint operations in China (classified as non-recurring due to the termination of these operations). As stated previously, the Company commenced new joint operations in China during the third quarter of 1999 which have been included in recurring operations and which replace those operations that were terminated pursuant to the restructuring plan. Notwithstanding this impact on the division's revenue in 1999, the division's other entities experienced revenue growth of approximately 68%, reflecting continued increasing demand for the Company's services.

The Company's Europe, Middle East and Africa division has recurring operations in Ireland, the United Arab Emirates, France, Germany, Sweden, South Africa, the Netherlands and Zimbabwe. The Latin America division of the Company has recurring operations in Miami, Brazil, Mexico, Venezuela and Puerto Rico. Revenue from recurring operations within the Europe, Middle East and Africa and Latin America divisions grew by 69% and 24%, respectively, in 1999 compared to 1998 resulting from the strong demand for the Company's distribution and integrated logistics services and expansion of our in-country operations in certain markets within each of the regions. Recurring revenue within the Europe, Middle East and Africa and Latin America divisions grew by 183% and 137%, respectively, in 1998 compared to 1997 resulting from the migration to in-country presences in certain markets within each region.

GROSS PROFIT

                               1997        1998    Change       1999    CHANGE
                            ==================================================
Gross profit                $75,814    $119,087       57%   $135,014       13%
Gross margin                    9.0%        9.5%                 8.3%
==============================================================================

Gross profit from recurring operations in 1999 increased 13% from the prior year to approximately $135 million, and gross profit in 1998 increased by 57% from 1997 to approximately $119 million. These increases were due to the increases in revenue and, in 1998, an increase in gross margins. The 1998 increase in gross margins was due primarily to the continuing execution of the Company's strategy to provide higher-margin integrated logistics services and expanded accessory sales in all four of the Company's divisions. However, gross margins were lower in 1999 due to pressure on handset margins and increased costs of revenue across all service lines (in total and as a percent of revenue). For integrated logistics services this increase in cost of revenue is due, in part, to the addition of infrastructure to serve logistics customers who have recently engaged the Company. While many of the costs associated with these contracts are being incurred, the revenue streams are not yet fully developed.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                               1997        1998    Change       1999    CHANGE
                            ==================================================
Selling, general and
  administrative expenses   $36,834     $58,268        58%   $95,549        64%
As a percent of revenue         4.4%        4.6%                 5.9%
==============================================================================

Selling, general and administrative expenses related to recurring operations increased 64% and 58% in 1999 and 1998, respectively, as compared to the prior years and reflect the increased cost of serving current and anticipated integrated logistics services customers, increased levels of business activity, and increased managerial resources in all of the Company's operating divisions. The increases are also due to an increase in depreciation and amortization expenses resulting from investments associated with information systems, leasehold improvements and acquisitions as well as increased rent expense due to expanded facilities, an increase in bad debt expense; and growth in various marketing costs including travel, promotions and commissions.

INCOME FROM OPERATIONS

                               1997        1998    Change      1999     CHANGE
                            ==================================================
Income from
  operations                $38,980     $60,819        56%   $39,465      (35)%
As a percent
  of revenue                    4.6%        4.9%                 2.4%
==============================================================================

In 1999, income from recurring operations decreased by 35% to approximately $39.5 million, and the operating margin (income from operations as a percent of revenue) also decreased from 4.9% in 1998 to 2.4% in 1999. These decreases are primarily the result of the decrease in gross margin and from the increase in selling, general and administrative expenses as a percent of revenue.

The 1998 increase in income from recurring operations was due to the increase in revenue while the increase in operating margin was due to the increase in gross margin, partially offset by the increase in selling, general and administrative expenses as a percent of revenue.

Net Income

                               1997        1998    Change       1999    CHANGE
                            ==================================================
Net income                  $23,538     $35,848        52%   $16,793      (53)%
As a percent
  of revenue                    2.8%        2.9%                 1.0%

Net income per share
- Basic                     $  0.50     $  0.68        36%   $  0.32      (53)%
- Diluted                   $  0.49     $  0.67        37%   $  0.31      (54)%

Weighted average
  shares outstanding
- Basic                      46,630      52,818        13%    53,290         1%
- Diluted                    48,461      53,483        10%    54,145         1%
==============================================================================

The decrease in net income from recurring operations of 53% in 1999 when compared to 1998 resulted primarily from the decrease in operating margins. In addition, the effective tax rate increased in 1999 to approximately 39% from 30% in 1998. Changes in the effective tax rate are due generally to the amount and geographic dispersion of pretax income.

Net income from recurring operations in 1998 increased by 52% compared to 1997. This increase was due to an increase in income from operations partially offset by an increase in interest expense relating to additional debt obtained to fund working capital requirements. The 1998 increase in weighted average shares outstanding is due primarily to shares issued in connection with acquisitions and the impact of stock options and warrants.

NON-RECURRING OPERATIONS

REVENUE AND GROSS PROFIT

                               1997        1998    Change       1999    CHANGE
                           ===================================================
Revenue                    $164,409    $319,420        94%  $120,643      (62)%
Gross profit                  9,357      22,147       137%     2,190      (90)%

Gross margin                    5.7%        6.9%                 1.8%
==============================================================================

Revenue and gross profit from non-recurring operations decreased 62% and 90% to approximately $120.6 million and $2.2 million, respectively, from 1999 to 1998. These decreases are due primarily to the reduced business activity resulting from the substantial completion of the restructuring plan in 1999 and the discontinuation of trading activities completed in the fourth quarter of 1998.

The increases in revenue and gross profit generated in non-recurring operations from 1997 to 1998 were primarily the result of expanding operations resulting from the Company's acquisition activities and growth in worldwide demand for wireless products and services.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                               1997        1998    Change       1999    CHANGE
                            ==================================================
Selling, general
  and administrative
  expenses                  $ 6,475     $14,080       117%   $13,973       (1)%
As a percent
  of revenue                    3.9%        4.4%                11.6%
==============================================================================

Selling, general and administrative expenses incurred in non-recurring operations during 1999 were $14.0 million as compared to $14.1 million in 1998, however, as a percent of revenue, selling, general and administrative expenses increased by over 150%. This increase as a percent of revenue was primarily due to the decrease in revenue in 1999. The increase in selling, general and administrative expenses in 1998 was due primarily to the Company's increase in business activities.

Income (Loss) from Operations

                               1997        1998    Change       1999    CHANGE
                            ==================================================
Income (loss)
  from operations           $ 2,882     $ 8,067       180%  $(11,783)     (246)%
As a percent
  of revenue                    1.8%        2.5%                (9.8)%

Net income (loss)           $ 1,123     $ 3,877       245%  $(10,887)     (381)%
As a percent
  of revenue                    0.7%        1.2%                (9.0)%

Net income (loss)
  per share (basic
  and diluted)              $  0.02     $  0.07       250%   $ (0.20)     (386)%
==============================================================================

In 1999, the non-recurring operations generated an operating loss of $11.8 million and a net loss of $10.9 million ($0.20 per diluted share) compared to operating income in 1998 and 1997 of $8.1 million and $2.9 million, respectively, and net income in 1998 and 1997 of $3.9 million ($0.07 per diluted share) and $1.1 million ($0.02 per diluted share), respectively. These results are due to the declining revenues and gross margins during 1999 within these operations and were exacerbated by increased selling, general and administrative expenses as percent of revenue.

NON-RECURRING CHARGES AND OTHER UNUSUAL ITEMS

As more fully discussed in the section entitled "Overview and Recent Developments," the Company recorded non-recurring and other unusual charges in 1998 and 1999, a cumulative effect adjustment for a change in accounting principle in 1999 and net gains on the sale of marketable equity securities in 1997 and 1998 that represent income or expense of a nonrecurring nature and, accordingly, have been excluded from the previous discussion of operating results. The table below summarizes impacts of these non-recurring items as included in the Consolidated Statements of Operations.

                                                    Year Ended December 31
                                           1997           1998          1999
                                         =====================================
Revenue                                  $      -       $      -      $      -
Cost of revenue                                 -              -         9,569
                                         -------------------------------------
Gross profit (loss)                             -              -        (9,569)

Selling, general and
  administrative expenses                       -              -         6,941
Trading, restructuring and
  other unusual charges                         -         25,749        64,886
                                         -------------------------------------
Income (loss) from operations                   -        (25,749)      (81,396)

Net investment gain                         1,432            572             -
                                         -------------------------------------
Income (loss) before
 income taxes and accounting change         1,432        (25,177)      (81,396)
Income taxes                                  583         (5,628)        3,525
                                         -------------------------------------
Income (loss) before
 accounting change                            849        (19,549)      (84,921)
Cumulative effect of
 accounting change,
  net of tax                                    -              -       (14,065)
                                         -------------------------------------
Net income (loss)                        $    849       $(19,549)     $(98,986)
                                         =====================================

Net income (loss)
  per share (basic and diluted)          $   0.02       $  (0.37)     $  (1.86)
                                         =====================================
Weighted average shares
 outstanding (diluted)                     48,461         52,818        53,290
==============================================================================

-------------------------------------------------------------------------------


BRIGHTPOINT, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except per share data)

                                                           December 31
                                                  1998                    1999
------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                  $      49,528        $     85,261
  Accounts receivable (less allowance
    for doubtful accounts
    of $6,045 in 1998 and $6,220 in 1999)          275,110             230,792
  Inventories                                      156,333             140,673
  Other current assets                              68,254              48,193
------------------------------------------------------------------------------
Total current assets                               549,225             504,919

Property and equipment                              48,270              36,273
Goodwill and other intangibles                      83,467              71,456
Other assets                                        33,488              11,210
------------------------------------------------------------------------------
Total assets                                 $     714,450        $    623,858
==============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses      $     188,176        $    236,781
------------------------------------------------------------------------------
Total current liabilities                          188,176             236,781
------------------------------------------------------------------------------
Long-term debt:
  Line of credit                                   109,020              46,022
  Convertible notes                                177,686             184,864
------------------------------------------------------------------------------
Total long-term debt                               286,706             230,886
------------------------------------------------------------------------------

Stockholders' equity:
  Preferred stock, $.01 par value:
    1,000 shares authorized; no shares
    issued or outstanding                                -                   -
  Common stock, $.01 par value:
    100,000 shares authorized; 52,821
    and 54,654 issued and
    outstanding in 1998 and 1999,
    respectively                                       528                 547
  Additional paid-in capital                       184,366             204,283
  Retained earnings (deficit)                       63,067             (30,013)
  Accumulated other comprehensive loss              (8,393)            (18,626)
------------------------------------------------------------------------------
Total stockholders' equity                         239,568             156,191
------------------------------------------------------------------------------
Total liabilities and stockholders' equity   $     714,450        $    623,858
==============================================================================

See accompanying notes.

Analysis of the Consolidated Balance Sheets

                                                 1997         1998        1999
                                             =================================
Working capital                              $281,063     $361,049    $268,138
Cash, cash equivalents and
  marketable securities                      $  6,419     $ 49,528    $ 85,261
Current ratio                                  3.55:1       2.92:1      2.13:1
Average days revenue in
  accounts receivable                              44           44          43
Average inventory turnover                         10           10          12
Average days costs in
  accounts payable                                 24           20          32
Cash conversion cycle days                         57           61          41
==============================================================================

The decrease in working capital in 1999 compared to 1998 is primarily comprised of decreases in accounts receivable, inventories and other current assets and an increase in accounts payable, partially offset by the increase in cash. The increase in working capital in 1998 compared to 1997 is primarily comprised of an increase in cash, accounts receivable, inventories and other current assets partially offset by a decrease in contract financing receivables and an increase in accounts payable. The increase in cash in both 1998 and 1999 is primarily due to the establishment in 1998 of a centralized treasury management function which pools cash resources from and provides timely funding to most of the Company's subsidiaries within its Europe, Middle East and Africa and Asia-Pacific divisions. Additionally, as of December 31, 1999, days sales outstanding in accounts receivable was approximately 43 days, an improvement from days sales outstanding of approximately 44 days at December 31, 1998 and 1997. During 1999, average inventory turns were 12 times, an improvement from 10 turns during 1998 and 1997. Average days costs in accounts payable were 32 days for 1999, compared to 20 days for 1998 and 24 days for 1997. These improvements combined to create a decrease in cash conversion cycle days to 41 days from 61 days in 1998 and 57 days in 1997. The decrease in accounts receivable in 1999 is primarily attributable to increased collection efforts and the tightening of credit policies. The decrease in inventory is primarily attributable to product shortages experienced during the second half of 1999 in markets in which the Company operates. The decrease in other current assets is due primarily to the decrease in the Company's contract financing activities. The 1999 increase in accounts payable is primarily due to increased cash management efforts and the establishment of enhanced payment terms with certain vendors.

At December 31, 1999, the Company's allowance for doubtful accounts was $6.2 million compared to $6.0 million at December 31, 1998, which the Company believed was adequate for the size and nature of its receivables at those dates. Bad debt expense as a percent of revenues was less than 1.0% for 1998 and 1999. However, the Company incurred significant accounts receivable impairments in connection with the discontinuance of trading activities in 1998 and the Company's restructuring plan in 1999 because the Company ceased doing business in certain markets, significantly reducing the Company's ability to collect the related receivables. Also, for recurring operations the Company's accounts receivable are concentrated with network operators, agent dealers and mass retailers and delays in collection or the uncollectibility of accounts receivable could have an adverse effect on the Company's liquidity and working capital position. In connection with its continued expansion, the Company intends to offer open account terms to additional customers, which subjects the Company to further credit risks, particularly in the event that any receivables represent sales to a limited number of customers or are concentrated in particular geographic markets. The Company seeks to minimize losses on credit sales by closely monitoring its customers' credit worthiness and by obtaining, where available, credit insurance or security on open account sales to certain customers.

The decreases in property and equipment and goodwill and other intangibles from 1999 to 1998 are due primarily to impairments recognized as a result of the restructuring plan (see Note 4 to the Consolidated Financial Statements). This decrease in goodwill and other intangibles is partially offset by the recognition in 1999 of contingent purchase consideration on certain acquisitions made in 1998.

The 1999 decrease in other assets results from the cumulative effect of a change in accounting principle and the related expensing of certain previously capitalized costs incurred related to expansion activities and implementation of certain integrated logistics service contracts in prior years and the write-off of certain investments in joint operations in China pursuant to the Company's restructuring plan.

The Company's long-term debt at December 31, 1998 and 1999 includes the Company's zero-coupon, subordinated, convertible notes (the Convertible Notes) which have an aggregate principal amount at maturity of $380.0 million ($1,000 face value per Convertible Note). The Convertible Notes are due in the year 2018, have a yield to maturity of 4.00% and are convertible into the Company's common stock at a rate of 19.109 shares per Convertible Note. The accreted value of the Convertible Notes was approximately $178 million and $185 million at December 31, 1998 and 1999, respectively. The remainder of the Company's long-term debt is comprised of borrowings or permitted indebtedness under its $175 million senior secured revolving line of credit facility which was modified and restated on July 27, 1999. The restated facility provides the Company, based upon a newly-instituted borrowing base calculation, with a maximum borrowing capacity of up to $175 million, a reduction from the prior maximum of $230 million. Interest rates on U.S. Dollar borrowings under the restated facility, excluding fees, range from 140 basis points to 250 basis points above LIBOR, depending on certain leverage ratios. See Note 7 to the Consolidated Financial Statements.

Many of the Company's assets are pledged as collateral for borrowings under the restated facility and the Company is substantially prohibited from incurring additional indebtedness, either of which terms could limit the Company's ability to implement its expansion plans. The Company is also subject to certain covenants as more fully described in Note 7 to the Consolidated Financial Statements.

The decrease in shareholders' equity from 1998 to 1999 of $83.4 million resulted from the 1999 net loss of $93.1 million and an increase in other comprehensive loss of $10.2 million partially offset by funds generated from the exercise of stock options of $6.6 million and $13.3 million of common stock issued as contingent purchase consideration for a 1998 acquisition.

BRIGHTPOINT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

                                                                                              Year ended December 31
                                                                                        1997        1998           1999
===========================================================================================================================
OPERATING ACTIVITIES

Net income (loss)                                                                      $25,510     $20,176       $(93,080)
Adjustments to reconcile net income (loss) to net cash
  provided (used) by operating activities:
    Depreciation and amortization                                                        4,019      11,342         15,034
    Amortization of debt discount                                                            -       5,587          7,179
    Cumulative effect of accounting change,  net of tax                                      -           -         14,065
    Trading, restructuring and  other unusual charges                                        -      25,749         84,921
    Net investment gain                                                                 (1,432)       (572)             -
    Minority interest and deferred taxes                                                (2,386)      3,680          1,102
    Changes in operating assets and liabilities, net of effects from acquisitions:
      Accounts receivable                                                              (92,299)    (73,802)        18,577
      Inventories                                                                       16,403     (64,010)         6,401
      Other current assets                                                             (17,654)     (3,308)        (5,343)
      Accounts payable and accrued expenses                                            (58,672)     68,808         57,611
---------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities                                      (126,511)     (6,350)       106,467

INVESTING ACTIVITIES
Capital expenditures                                                                   (18,141)    (30,120)       (13,716)
Net sales of marketable securities, net of
transaction costs                                                                       15,050       3,263              -
Purchase acquisitions, net of cash acquired                                             (5,496)    (48,978)        (5,608)
Decrease (increase) in funded contract financing
receivables                                                                            (21,644)      5,842          6,065
Decrease (increase) in other asset                                                      (4,052)    (21,974)           170
---------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                  (34,283)    (91,967)       (13,089)

FINANCING ACTIVITIES
Net proceeds (payments) on revolving credit facility                                    68,598     (37,713)       (62,998)
Net proceeds from stock offering                                                        74,883           -              -
Net proceeds from issuance of convertible notes                                              -     166,088              -
Proceeds and tax benefits from exercise of stock
options and warrants                                                                     6,980      16,822          6,639
---------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                                       150,461     145,197        (56,359)

Effect of exchange rate changes on cash and cash
equivalents                                                                               (981)       (293)        (1,286)
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                   (11,314)     46,587         35,733
Cash and cash equivalents at beginning of year                                          14,255       2,941         49,528
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                $2,941     $49,528       $ 85,261
---------------------------------------------------------------------------------------------------------------------------


See accompanying notes.

--------------------------------------------------------------------------------

ANALYSIS OF THE CONSOLIDATED STATEMENTS OF CASH FLOWS

                                      1997           1998           1999
                                   =======================================
Cash provided (used) by
 operating activities              $(126,511)     $  (6,350)     $ 106,467
Cash used by investing
 activities                          (34,283)       (91,967)       (13,089)
Cash provided (used) by
 financing activities                150,461        145,197        (56,359)
Cash operating profit (EBITDA)        42,999         72,161         54,499
--------------------------------------------------------------------------

The Company has historically satisfied its working capital requirements principally through cash operating profit (income from recurring operations plus depreciation and amortization expense), vendor financing, bank borrowings and the issuance of equity and debt securities. The Company believes that cash operating profit will be sufficient to continue funding its short-term capital requirements, however, significant expansion of operations in the future may require the Company to raise additional capital.

Net cash provided by operating activities was $106.5 million in 1999 as compared to cash used by operating activities of $6.4 million and $126.5 million in 1998 and 1997, respectively. The increase in net cash provided by operating activities was primarily attributable to the decrease in working capital (discussed in the Analysis of the Consolidated Balance Sheets) excluding changes in contract financing receivables which represent investing activities, partially offset by a reduction in the Company's earnings in 1999. The net cash used by operating activities in 1997 and 1998 was primarily attributable to increases in working capital (also discussed in the Analysis of the Consolidated Balance Sheets) excluding changes in contract financing receivables, partially offset by the net income earned during each of those years.

The decrease in net cash used by investing activities in 1999 as compared to 1998 is primarily comprised of a reduction in the amounts of cash expended for acquisition activities, capital expenditures and other long-term investments, as well as an increase in funds provided by the Company's contract financing activity during 1999. The net cash used by investing activities in 1998 was primarily attributable to capital expenditures and the cost to fund acquisitions, net of the cash acquired. The cash used by investing activities in 1997 was primarily attributable to capital expenditures and the increase in contract financing receivables, partially offset by the sale of the Company's investment in certain marketable securities.

The net cash used by financing activities in 1999 was primarily the result of payments on the Company's line of credit, partially offset by proceeds from the exercise of stock options. The net cash provided by financing activities in 1998 was primarily due to $166 million generated from the issuance of the Convertible Notes and $17 million of proceeds and tax benefits generated from the exercise of stock options partially offset by $38 million of net principal reductions on the Company's line of credit. The net cash provided by financing activities in 1997 was primarily due to $75 million generated from a public equity offering, $69 million of additional borrowings on the Company's multicurrency credit agreement and $7 million of proceeds and tax benefits from the exercise of stock options.

The Company generated cash operating profit of approximately $54.5 million, $72.2 million and $43.0 million in 1999, 1998 and 1997, respectively. The decrease in 1999 was primarily due to the decrease in income from recurring operations. The 1998 increase was primarily due to the increase in income from recurring operations as well as the substantial increase in depreciation and amortization expense in 1998.

--------------------------------------------------------------------------------

Brightpoint, Inc.
Consolidated Statements of Stockholders' Equity
(Amounts in thousands)


                                                                                         Accumulated
                                                               Additional   Retained        Other           Total
                                                   Common       Paid-in      Earnings   Comprehensive   Stockholders'  Comprehensive
                                                    Stock       Capital     (Deficit)    Income (Loss)     Equity      Income (Loss)
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1997                        $     433    $  73,142    $  17,381     $   4,026      $  94,982
  Net income                                              -            -       25,510             -         25,510     $  25,510
  Other comprehensive loss:
    Currency translation of foreign investments           -            -            -        (4,514)        (4,514)       (4,514)
    Unrealized loss on marketable securities,
      net of tax benefit of $49                           -            -            -           (74)           (74)          (74)
    Reclassification of marketable securities
      gains, net of income taxes of $2,640                -            -            -        (3,929)        (3,929)       (3,929)
  Issuance of common stock, net of costs                 54       74,829            -             -         74,883
  Exercise of stock options and warrants and
    related income tax benefit                           11        6,969            -             -          6,980
  Purchase acquisitions                                   6        5,447            -             -          5,453
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                            504      160,387       42,891        (4,491)       199,291     $  16,993
                                                                                                                       =============
  Net income                                              -            -       20,176             -         20,176     $  20,176
  Other comprehensive income (loss):
    Currency translation of foreign investments           -            -            -        (3,214)        (3,214)       (3,214)
    Unrealized loss on derivatives, net of
      tax benefits                                        -            -            -          (762)          (762)         (762)
    Reclassification of marketable securities
      losses, net of income tax benefit of $49            -            _            -            74             74            74
  Exercise of stock options and warrants and
    related income tax benefit                           19       16,803            -             -         16,822
  Purchase acquisitions                                   5        7,176            -             -          7,181
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                            528      184,366       63,067        (8,393)       239,568     $  16,274
                                                                                                                       =============
  Net loss                                                -            -      (93,080)            -        (93,080)    $ (93,080)
  Other comprehensive income (loss):
    Currency translation of foreign
      investments                                         -            -            -       (11,050)       (11,050)      (11,050)
    Unrealized gain on derivatives, net of
      income tax                                          -            -            -           817            817           817
  Exercise of stock options and warrants
    and related income tax benefit                        8        6,631            -             -          6,639
  Purchase acquisition                                   11       13,286            -             -         13,297
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                      $     547    $ 204,283    $ (30,013)    $ (18,626)     $ 156,191     $(103,313)
====================================================================================================================================

See accompanying notes.

--------------------------------------------------------------------------------

FINANCIAL MARKET RISK MANAGEMENT

The Company is exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. To mitigate interest rate risks, the Company has utilized interest rate swaps to convert certain portions of its variable rate debt to fixed interest rates. To mitigate foreign currency exchange rate risks, the Company utilizes derivative financial instruments under a risk management program approved by the Company's Board of Directors. The Company does not use derivative instruments for speculative or trading purposes.

The Company is exposed to changes in interest rates on its variable interest rate revolving line of credit. A 10% increase in short-term borrowing rates during 1999 would have resulted in only a nominal increase in interest expense as well as a nominal increase in the fair value of the Company's interest rate swaps at December 31, 1999.

A substantial portion of the Company's revenue and expenses are transacted in markets worldwide and are denominated in currencies other than the U.S. Dollar. Accordingly, the Company's future results could be adversely affected by a variety of factors, including changes in a specific country's political, economic or regulatory conditions and trade protection measures.

The Company's foreign currency risk management program is designed to reduce but not eliminate unanticipated fluctuations in earnings, cash flows and the value of foreign investments caused by volatility in currency exchange rates by hedging, where believed to be cost-effective, significant exposures with foreign currency exchange contracts, options and foreign currency borrowings. The Company's hedging programs reduce, but do not eliminate, the impact of foreign exchange rate movements. An adverse change (defined as a 10% strengthening of the U.S. Dollar) in all exchange rates would not have had a material negative impact on the Company's results of operations for the year ended December 31, 1999. The same adverse change in exchange rates would have resulted in a $3.7 million increase in the fair value of the Company's cash flow and net investment hedges open at December 31, 1999. The majority of this fair value increase would offset currency devaluations from translating the Company's foreign investments from functional currencies to the U.S. Dollar. The Company's sensitivity analysis of foreign exchange rate movements does not factor in a potential change in volumes or local currency prices of its products sold or services provided. Actual results may differ materially from those discussed above.


IMPACT OF YEAR 2000

In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready through its implementation of a Year 2000 readiness project (the Project). In late 1999, the Company completed the Project and the related remediation and testing of systems. As a result of its planning and implementation efforts, the Company experienced no significant disruptions in critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company utilized primarily internal resources to carry out the Project. Costs incurred to complete the Project were expensed in the period incurred and were not material to the Company's results of operations, financial position or cash flows. The Company is not currently aware of any material problems resulting from Year 2000 issues, either with its internal systems or the products and services of its significant suppliers and customers. The Company will continue to monitor its critical computer applications and those of its significant suppliers and customers throughout 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except per share data, unless otherwise indicated)

1. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its majority-owned or controlled subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

RECLASSIFICATIONS

Certain amounts in the 1997 and 1998 consolidated financial statements have been reclassified to conform to the 1999 presentation. Effective in the first quarter of 2000, and applied retroactively to all periods, the Company reclassified certain revenue and cost of revenue amounts related to its services supporting prepaid wireless telecommunications. The Company manages and distributes prepaid recharge cards for various network operators. Due to the limited product risk assumed by the Company in most of these transactions, the Company believes it is preferable to treat these transactions as services rather than product sales. As such, a reclassification was made to record the net margin on these transactions as revenue, rather than the gross amount of the transactions. The reclassification, which reduces revenue and costs of revenue by the same amount, has no impact on gross profit, selling, general and administrative expenses, operating income, net income or earnings per share. All amounts in this Annual Report reflect the retroactive application of the reclassification.

The table below summarizes the amount of the reduction in revenue and cost of revenue due to the reclassification.

        1st Quarter  2nd Quarter  3rd Quarter  4th Quarter   Total
        ===========================================================
1997       $1,432     $ 4,057       $10,675      $13,369    $29,533
1998        7,989      16,761        22,163        8,433     55,346
1999        8,787      14,957        19,224       20,076     63,044

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

CONCENTRATIONS OF RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. Trade accounts receivable are generated from product sales and services provided to network operators, agents, resellers, dealers and retailers in the wireless communications industry and are dispersed throughout the world, including North America, Asia and the Pacific Rim, Europe, the Middle East, Africa and Latin America. No customer accounted for 10% or more of the Company's 1997, 1998 or 1999 revenue. The Company performs ongoing credit evaluations of its customers and provides credit in the normal course of business to a large number of its customers. However, consistent with industry practice, the Company generally requires no collateral from its customers to secure trade accounts receivable.

The Company is dependent on equipment manufacturers, distributors and dealers for all of its supply of wireless communications equipment. In 1997, 1998 and 1999, products sourced from the Company's three largest suppliers accounted for approximately 65%, 79% and 75% of product purchases, respectively. The Company is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company. The Company believes that its relationships with its suppliers are satisfactory, however, the Company has periodically experienced inadequate supply from certain handset manufacturers.

INVENTORIES

Inventories consist of wireless handsets and accessories and are stated at the lower of cost (first-in, first-out method) or market.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts at December 31, 1998 and 1999, of cash and cash equivalents, trade accounts receivable, other current assets, accounts payable and accrued expenses, and the Company's revolving credit facility approximate their fair values. See Note 7 - Long-term Debt for disclosure of the fair value of the Company's Convertible Notes.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to fifteen years. Leasehold improvements are stated at cost and depreciated over the lease term of the associated property. Maintenance and repairs are charged to expense as incurred.

GOODWILL

Purchase price in excess of the fair value of net assets of businesses acquired is recorded as goodwill and is amortized on a straight-line basis over 30 years. Amortization charged to operations was $0.8 million, $2.7 million and $2.5 million in 1997, 1998 and 1999, respectively. Goodwill as reflected in the

--------------------------------------------------------------------------------

Consolidated Balance Sheets is presented net of accumulated amortization of $3.2 million and $4.5 million at December 31, 1998 and 1999, respectively. The carrying amount of goodwill is regularly reviewed for indications of impairment in value, which in the view of management are other than temporary, including unexpected or adverse changes in the following: (i) the economic or competitive environments in which the Company operates; (ii) profitablility; and (iii) cash flow. If facts and circumstances suggest that an operation's net assets are impaired, the Company assesses the fair value of the underlying business and reduces goodwill to an amount that results in the book value of the operation approximating fair value.

FOREIGN CURRENCY TRANSLATION

The functional currency for most of the Company's foreign subsidiaries is the respective local currency. Gains and losses resulting from translation of foreign currency amounts to the functional currency are included in income. Currency translation of assets and liabilities (foreign investments) from the functional currency to the U.S. Dollar are included as a component of other comprehensive loss in stockholders' equity.

INCOME TAXES

The Company accounts for income taxes under the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequence of events that have been recognized in the Company's financial statements or income tax returns. Income taxes are recognized during the year in which the underlying transactions are reflected in the Consolidated Statements of Operations. Deferred taxes are provided for temporary differences between amounts of assets and liabilities as recorded for financial reporting purposes and such amounts as measured by tax laws.

NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is based on the weighted average number of common shares outstanding during each period, and diluted net income (loss) per share is based on the weighted average number of common shares and dilutive common share equivalents outstanding during each period. The Company's common share equivalents consist of shares of common stock issuable upon the exercise of outstanding stock options and stock warrants and the conversion of Convertible Notes. For the year ended December 31, 1999, none of the Company's stock options and stock warrants were dilutive due to the Company's net loss. The Convertible Notes were not dilutive for either 1998 or 1999.

STOCK OPTIONS

The Company uses the intrinsic value method to account for stock options. Under this method, no compensation expense has been recognized for stock options granted to employees.

COMPREHENSIVE INCOME

In accordance with Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No. 130), the Company is required to report Comprehensive Income which is comprised of net income and other comprehensive income. The statement requires unrealized gains or losses on the Company's available-for-sale securities, unrealized gains or losses on derivative financial instruments and currency translations of foreign investments, which prior to adoption were reported separately in stockholders' equity, to be included as components of "other comprehensive income (loss)." At December 31, 1999, accumulated other comprehensive loss was comprised primarily of $18.6 million in cumulative foreign currency translation adjustments.

DERIVATIVE FINANCIAL INSTRUMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). On July 1, 1998, the Company adopted SFAS No. 133 and such adoption did not have a material impact on the Company's results of operations or stockholders' equity.

SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. On the date derivative contracts are entered into, the Company designates the derivative as either (i) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge); or (iii) a hedge of a net investment in a foreign operation (net investment hedge).

Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. For fair value hedge transactions, changes in the fair value of the derivative instrument are generally offset in the statement of operations by changes in the fair value of the item being hedged. For cash-flow hedge transactions, changes in the fair value of the derivative instrument are reported in other comprehensive income (loss). For net investment hedge transactions, changes in the fair value are recorded as a component of the foreign currency translation account, which is also included in other comprehensive income (loss). The gains and losses on cash flow hedge transactions that are reported in other comprehensive income (loss) are reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item or the forecasted transactions are realized. The impact of ineffective hedges is recognized in results of operations in the periods in which the hedges are deemed to be ineffective.

OPERATING SEGMENTS

The Company's operations are divided into four separately managed segments. See additional information on Operating Segments on page 28.

--------------------------------------------------------------------------------

(Amounts in thousands, except per share data, unless otherwise indicated)

2. CUMULATIVE EFFECT OF ACCOUNTING CHANGE

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, Reporting the Costs of Start-up Activities (SOP 98-5), which requires that such costs (as broadly defined in the Statement) be expensed as incurred. SOP 98-5 became effective for years beginning after December 15, 1998, and the initial application must be reported as the cumulative effect of a change in accounting principle. The Company's application of SOP 98-5 in the first quarter of 1999 resulted in the recording of a cumulative effect of a change in accounting principle of approximately $14.1 million, net of the applicable income tax benefit of approximately $6.2 million. This charge represents the unamortized portion of previously capitalized organization, start-up, pre-operating and integrated logistics services contract implementation costs primarily incurred as a part of the Company's in-country expansion and long-term contract activities from 1996 through 1998. The Company believes that the ongoing application of SOP 98-5 will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

3. ACQUISITIONS AND DIVESTITURES

1997

During 1997, the Company acquired the operations and certain net assets of three businesses (separately located in Sweden, Hong Kong and Venezuela) and the remaining minority interests of three majority-owned subsidiaries (Brightpoint China Limited, Brightpoint (UK) Limited and Brightpoint Australia Pty Limited). Each of these transactions was accounted for as a purchase; accordingly, the consolidated financial statements include the operating results of each business or minority interest from the date of acquisition. The aggregate purchase price consisted of 625,834 unregistered shares of the Company's common stock valued at $5.5 million, $6.6 million in cash, the assumption of certain liabilities and remaining contingent cash consideration expected to be paid in early 2000 of up to $5.5 million based on the operating results of the applicable business through December 31, 1999. Goodwill of $17.5 million resulted from these acquisitions.

1998

During 1998, the Company made acquisitions of businesses located in Brazil, the United Kingdom, the Netherlands, Germany, Poland, the United States, Taiwan, France, Mexico and New Zealand. Each of these transactions was accounted for as a purchase and accordingly the consolidated financial statements include the operating results of each business from the effective date of its acquisition. The aggregate purchase price for these businesses consisted of 1,431,468 unregistered shares of the Company's common stock valued at $19.4 million, $37.6 million in cash, the assumption of certain liabilities and remaining contingent cash consideration of up to $1.5 million based upon operating results of the applicable business during the two years following the acquisition. Goodwill of $60.4 million resulted from these acquisitions.

1999

During 1999, the Company acquired Cellular Services S.A., a provider of integrated logistics services in the wireless communications industry in Brazil. This transaction was accounted for as a purchase and accordingly the consolidated financial statements include the operating results of this business from the effective date of acquisition. The purchase price consisted of $3.8 million in cash, the assumption of certain liabilities and remaining contingent cash consideration of $20.5 million based upon the future operating results of the Company's Brazilian operations over the next five years. Goodwill of approximately $4.9 million resulted from this acquisition. In addition, the Company completed the sale of WAVETech Network Services Limited, a subsidiary of WAVETech Limited in the United Kingdom. The Company had previously accounted for the estimated loss on the sale of this business as a part of the purchase price in its 1998 acquisition of WAVETech Limited. The impact of the ultimate divestiture of this business did not result in a material adjustment to the goodwill originally recorded.

The impact of these acquisitions was not material in relation to the Company's consolidated results of operations. Consequently, pro forma information is not presented.

4. TRADING, RESTRUCTURING AND OTHER UNUSUAL CHARGES

1998

The Company recorded non-recurring and unusual charges totaling approximately $17.7 million ($13.8 million net of related tax benefits) in the fourth quarter of 1998 related to the elimination of its trading division. The Company decided to cease its trading activities primarily (i) because those activities were not consistent with its strategy of emphasizing relationships with wireless equipment manufacturers and network operators; (ii) because the margins earned on the trading activities were rapidly decreasing; and (iii) because of increasing concerns the Company had about the business practices of many trading companies.

The trading charges consisted of the following:

Impairment of trading accounts receivable                $ 9,652
Impairment of inventory prepayments and trading-related
 inventory losses                                          5,117
Losses upon liquidation of trading inventories             1,484
Legal and professional fees                                  894
Employee termination costs                                   602
                                                         -------
                                                         $17,749
                                                         =======

The impairment in receivables resulted from actions necessary to discontinue the trading division and the Company's emphasis on its in-country presence in the regions in which its customers operate. The development of in-country resources and the elimination of the Company's trading activities severely harmed the businesses of many of the Company's trading customers, thereby impairing amounts due from those customers. The impairment of inventory prepayments and trading related inventory losses is primarily the result of certain inappropriate business activities carried out by individuals and third-party trading companies in 1998 that were inconsistent with the best interests of the

--------------------------------------------------------------------------------


Company. These losses were net of $11.9 million of estimated insurance recoveries. The losses on the liquidation of trading inventories were incurred upon subsequent disposal of on-hand quantities earmarked specifically for trading activities. The legal and professional fees include legal advice related to employee terminations as well as investigation costs into the aforementioned inappropriate activities. The termination costs were incurred to terminate all trading division employees.

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

1999

During the second quarter of 1999, the Company began implementing a broad restructuring plan eliminating or restructuring identified non-performing business activities and improving the Company's cost structure. The restructuring plan was approved by the Company's Board of Directors on June 30, 1999 and included the disposal of operations in the United Kingdom, Poland, Taiwan and Argentina; termination of the Company's investments in two joint operations in China; disposal of its 67% interest in a Hong Kong-based accessories company; and initiating cost reduction programs in certain areas of its business. In total, the restructuring plan resulted in a reduction in headcount of approximately 350 employees. This headcount reduction occurred in most areas of the Company, including marketing, operations and administration; however, substantially all of the reductions occurred in the Company's operating divisions outside of North America.

As a result of actions taken in accordance with the restructuring plan the Company recorded in 1999 non-recurring and unusual charges of approximately $84.9 million. The charges included the write-off of goodwill and investments related to the eliminated or terminated operations, as well as losses on the disposals of fixed and other assets and cash expenses of approximately $6.1 million related to lease and employee terminations and other exit costs. These amounts are recorded in the "Trading, restructuring and other unusual charges" line of the Consolidated Statements of Operations. These charges also include the write-down of inventory (included in the "Cost of revenue" line) and accounts receivable (included in the "Selling, general and administrative expenses" line) to their estimated net realizable value.

The Company's execution of the restructuring plan is substantially complete, resulting in the following restructuring and other unusual charges (in millions):

Non-cash charges:
 Impairment of goodwill and investments in joint operations         $39.9
 Impairment of accounts receivable and inventories of
  restructured operations                                            16.5
 Impairment of accounts receivable related to elimination
  of sales to other distributors                                      8.0
 Impairment of fixed assets                                           7.3
 Write-off of deferred tax assets                                     3.5
 Write-off of cumulative foreign currency translation adjustments     2.0
 Other                                                                1.6
                                                                    -----
                                                                     78.8
                                                                    -----
Cash charges:
 Employee termination costs                                           3.2
 Lease termination costs                                              1.3
 Other exit costs                                                     1.6
                                                                    -----
                                                                      6.1
                                                                    -----
                                                                    $84.9
                                                                    =====

The aforementioned charges have been recorded within the following captions in the Consolidated Statements of Operations for 1999 (in millions):

Cost of revenue                                                     $ 9.5
Selling, general and administrative expenses                          7.0
Trading, restructuring and other unusual charges                     64.9
Income taxes                                                          3.5
                                                                    -----
                                                                    $84.9
                                                                    =====

Approximately $13.7 million of the non-cash charges included in the line item "Trading, restructuring and other unusual charges" in 1999 relate to the termination of investments in joint operations in China and include impairments of accounts receivable and inventories which are considered to be unusual items because they result from terminating joint operations as opposed to normal recurring distribution activities. In addition, approximately $8.0 million of the non-cash charges represent further impairments of accounts receivable related to the elimination of other distributors from the Company's supply and sales channels. The Company had restructuring reserves of approximately $0.6 million at December 31, 1999, which related to unpaid employee termination, lease termination and other exit costs. As a result of the actions taken under the restructuring plan the Company had approximately $1.3 million in assets held for disposal as of December 31, 1999, which are classified in the Consolidated Balance Sheets under the caption "Other current assets."

5. NET INVESTMENT GAIN

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

--------------------------------------------------------------------------------

(Amounts in thousands, except per share data, unless otherwise indicated)

During the first quarter of 1998, the Company realized a gain on the sale of another marketable equity security. The net gain after related transaction costs was approximately $0.6 million ($0.3 million net of tax).

At December 31, 1998 and 1999, the Company had no investments in marketable equity securities.

6. PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

                                                December 31
                                             1998          1999
                                         =======================
Furniture and equipment                   $14,485       $13,999
Information systems equipment
 and software                              39,080        37,923
Leasehold improvements                      7,373         6,497
                                         -----------------------
                                           60,938        58,419
Less accumulated depreciation              12,668        22,146
                                         -----------------------
                                          $48,270       $36,273
                                         =======================

Depreciation expense charged to operations was $3.2 million, $8.6 million and $12.5 million in 1997, 1998 and 1999, respectively.

7. LONG-TERM DEBT

On June 24, 1997, the Company entered into a $200 million five-year senior secured revolving line of credit facility with Bank One, Indiana, National Association, as agent for a group of banks (collectively, the Banks). On May 13, 1998, the Company and the Banks amended and restated this agreement resulting in a $230 million facility with substantially the same terms. On July 27, 1999, the Company and the Banks further amended and restated this agreement resulting in an overall reduction in the facility to $175 million (Restated Facility). The Restated Facility matures in June 2002 and generally bears interest, at the Company's option, at: (i) the greater of the agent bank's corporate base rate plus a spread of 0 to 100 basis points and the Federal Funds effective rate plus 0.50%; or (ii) the rate at which deposits in United States Dollars or Eurocurrencies are offered by the agent bank to first-class banks in the London interbank market plus a spread ranging from 140 to 250 basis points (based on the Company's leverage ratio) plus a spread reserve, if any. Borrowings by the Company's non-United States subsidiaries bear interest at various rates based on the type and term of advance selected and the prevailing interest rates of the country in which the subsidiary is domiciled.

At December 31, 1999, there was approximately $41.2 million outstanding under the Restated Facility, all of which was denominated in foreign currencies, at interest rates ranging from 5.9% to 8.3% (a weighted average rate of 6.7%). In addition, there was an aggregate of $18.2 million in letters of credit issued.

All of the Company's assets located in the United States and between 65% and 100% of the capital stock of certain of the Company's subsidiaries are pledged to the Banks as collateral for the Restated Facility, and the Company is substantially prohibited from incurring additional indebtedness. Funding under the Restated Facility is limited by an asset coverage test, which is measured monthly. As of December 31, 1999, available funding under the Restated Facility was approximately $52.9 million. In addition to certain net worth and other financial covenants, the Company's Restated Facility limits or prohibits the Company, subject to certain exceptions, from declaring or paying cash dividends, making capital distributions or other payments to stockholders, merging or consolidating with another corporation, or selling portions of its assets.

In December 1999, Brightpoint International Trading (Guangzhou) Co., Ltd. (an indirect subsidiary of Brightpoint, Inc.) entered into a $4.8 million one-year secured loan with China Construction Bank Guangzhou Economic Technological Development District Branch. The loan matures in December 2000, bears interest of 6.1% and is denominated in China's local currency, the Renminbi. The loan is supported by a stand-by letter of credit of $5.1 million which was issued under the Restated Facility. In addition, upon maturity the Company intends to effectively renew this loan with the lender or replace it with funding from its Restated Facility. The loan prohibits the borrower from making various changes in its ownership structure.

On March 11, 1998, the Company completed the issuance of zero-coupon, subordinated, convertible notes due in the year 2018 (the Convertible Notes) with an aggregate face value of $380 million ($1,000 per Convertible Note) and a yield to maturity of 4.00%. The Convertible Notes are subordinated to all existing and future senior indebtedness (as defined in the indenture pursuant to which the Convertible Notes were issued) of the Company and all other liabilities, including trade payables, of the Company's subsidiaries. The Convertible Notes resulted in gross proceeds to the Company of approximately $172 million (issue price of $452.89 per Convertible Note) and require no periodic cash payments of interest. The proceeds were used to reduce borrowings under the Company's revolving credit facility and to invest in highly-liquid, short-term investments pending use in operations. At December 31, 1999, the Convertible Notes had an accreted value of $185 million and an estimated fair market value of approximately $124 million based on their quoted market price.

Each Convertible Note is convertible at the option of the holder any time prior to maturity. Upon conversion, the Company, at its option, will deliver to the holder 19.109 shares of common stock

--------------------------------------------------------------------------------


per Convertible Note or cash equal to the market value of such shares. On or after March 11, 2003, the Convertible Notes may be redeemed at any time by the Company for cash equal to the issue price plus accrued original discount through the date of redemption. In addition, each Convertible Note may be redeemed at the option of the holder on March 11, 2003, 2008 or 2013. The purchase price for each Convertible Note at these redemption dates is approximately $552, $673 and $820, respectively, which is equal to the issue price plus accrued original discount through the date of redemption. The Company may elect at its option to pay for such redemption in cash or common stock, or any combination thereof equaling the purchase price.

At December 31, 1997, 1998 and 1999, the Company was in compliance with the covenants in its credit agreements. Interest payments for 1997, 1998 and 1999 were approximately $6.1 million, $5.4 million and $6.7 million, respectively.

8. INCOME TAXES

For financial reporting purposes, income (loss) before income taxes and minority interest, by tax jurisdiction, is comprised of the following:

                                      1997      1998      1999
                                  ==============================
United States                      $11,130   $11,613   $(15,443)
Foreign                             25,797    19,624    (51,384)
                                  ------------------------------
                                   $36,927   $31,237   $(66,827)
                                  ==============================

The reconciliation for 1997, 1998 and 1999 of income tax expense computed at the U.S. federal statutory tax rate to the Company's effective income tax rate is as follows:

                                         1997       1998       1999
                                        =============================
Tax at U.S. federal statutory rate       35.0%      35.0%      35.0%
State and local income taxes, net
 of U.S. federal benefit                  1.5        2.1       (0.5)
Foreign sales corporation and
 foreign taxes                           (5.9)      (3.0)     (50.8)
Other                                    (0.6)       1.8       (2.1)
                                        -----------------------------
                                         30.0%      35.9%     (18.4)%
                                        =============================

The Company's effective tax rate for 1999, excluding the effect of non-recurring operations and non-recurring charges, would have been 39% based on income before taxes and minority interest. Due to the elimination of certain operations in 1999, the related tax benefits on losses generated within those operations during 1999 and prior years will not be realized through the application of net operating loss carryforwards in future periods. Consequently, the Company provided for tax expense in 1999 based on recurring operations income before income taxes of $27.4 million and the rates applicable to its recurring operations which had effective tax rates of 30% and 39% in 1998 and 1999, respectively. The Company also recognized the impairment of tax benefits recognized in prior periods for operations eliminated as a part of the restructuring plan.

Significant components of the provision for income taxes are as follows:

                                     1997       1998       1999
                                 ===============================
Current:
 Federal                          $ 5,050    $   608    $ 3,200
 State                              1,308        314        646
 Foreign                            7,445      6,459      7,240
                                 -------------------------------
                                   13,803      7,381     11,086
                                 -------------------------------
Deferred:
 Federal                           (2,262)     3,313     (1,145)
 State                               (476)       704       (588)
 Foreign                                -       (186)     2,928
                                 -------------------------------
                                   (2,738)     3,831      1,195
                                 -------------------------------
                                  $11,065    $11,212    $12,281
                                 ===============================

Components of the Company's net deferred tax asset (liability) after valuation allowance are as follows:

                                                         December 31
                                                       1998          1999
                                                  ========================
Deferred tax assets:
 Current:
  Capitalization of inventory costs                $    450      $    545
  Allowance for doubtful accounts                     1,154         1,205
  Accrued liabilities and other                         816           500
 Noncurrent:
  Other long-term investments                         2,103         2,083
  Net operating losses and other carryforwards        2,960         7,026
                                                  ------------------------
                                                      7,483        11,359
 Valuation allowance                                      -        (5,800)
                                                  ------------------------
                                                      7,483         5,559
Deferred tax liabilities:
 Noncurrent:
  Depreciation                                         (878)         (642)
  Other assets                                       (7,054)       (3,846)
                                                  ------------------------
                                                     (7,932)       (4,488)
                                                  ------------------------
                                                   $   (449)     $  1,071
                                                  ========================

Income tax payments were $6.2 million in 1997, $5.9 million in 1998 and $4.1 million in 1999.

At December 31, 1999, the Company had net operating loss carryforwards of $47.5 million, of which approximately $32.5 million have no expiration date. The remaining foreign net operating loss carryforwards expire through the year 2019.

Undistributed earnings of the Company's foreign operations were approximately $9.3 million at December 31, 1999. Those earnings are considered to be indefinitely reinvested and accordingly, no provision for U.S. federal or state income taxes or foreign withholding taxes has been made. Upon distribution of those earnings, the Company would be subject to U.S. income taxes (subject to a reduction for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable; however, unrecognized foreign tax credit carryovers would be available to reduce some portion of the U.S. tax liability.

--------------------------------------------------------------------------------

(Amounts in thousands, except per share data, unless otherwise indicated)

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

In August 1997, the Company consummated a public offering of 5.4 million shares of common stock by the Company and an additional 4.6 million shares of common stock on behalf of two former stockholders (Selling Stockholders). Upon consummation of the offering, the Selling Stockholders, who were former stockholders of Allied Communications, resigned as members of the Company's Board of Directors pursuant to an agreement with the Company. The Company's proceeds from the offering of approximately $75 million (net of estimated expenses) were used to reduce the borrowings outstanding on the Restated Facility.

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

The Company maintains the 1994 Stock Option Plan whereby employees of the Company and others are eligible to be granted incentive stock options or non-qualified stock options. Under this plan there were 8.2 million common shares reserved for issuance at December 31, 1998. In 1999, an amendment to the 1994 Stock Option Plan was approved by the Company's stockholders to increase the common shares reserved for issuance to 10.5 million. At December 31, 1998 and 1999, 4.9 million and 6.7 million common shares, respectively, were authorized but unissued. In October 1996, the Company adopted the 1996 Stock Option Plan whereby employees of the Company and others are eligible to be granted non-qualified stock options. Under this plan there are 3.8 million common shares reserved for issuance of which 2.4 million and 2.3 million were authorized but unissued at December 31, 1998 and 1999, respectively. For both plans, a committee of the Board of Directors determines the time or times at which the options will be granted, selects the employees or others to whom options will be granted and determines the number of shares covered by each option, purchase price, time of exercise (not to exceed ten years from the date of the grant) and other terms.

The Company also maintains the Non-Employee Directors Stock Option Plan whereby non-employee directors are eligible to be granted non-qualified stock options. Under this plan there are 937,500 common shares reserved for issuance of which 744,375 and 594,375 were authorized but unissued at December 31, 1998 and 1999, respectively. Options to purchase 10,000 shares of common stock are granted to each newly elected non-employee director and, on the first day of each year, each individual elected and continuing as a non-employee director receives an option to purchase 4,000 shares of common stock.

The exercise price of stock options granted may not be less than the fair market value of a share of common stock on the date of the grant. Options become exercisable in periods ranging from one to three years after the date of the grant. Information regarding these option plans for 1997 through 1999 is as follows:

                                 1997                   1998                  1999
                         ===================================================================
                                      Weighted               Weighted              Weighted
                                       Average                Average               Average
                                      Exercise               Exercise              Exercise
                           Shares       Price     Shares       Price     Shares      Price
                         ===================================================================
Options outstanding,
 beginning of year        5,098,624    $  5.13   7,063,586    $  8.36   6,685,348   $  9.87
Options granted           3,336,500      11.85   2,893,500      12.40   1,531,500      8.35
Options exercised        (1,092,788)      3.47  (1,855,568)      6.46    (710,462)     7.31
Options canceled           (278,750)     10.23  (1,416,170)     12.57    (916,166)    11.85
                         -------------------------------------------------------------------
Options outstanding,
 end of year              7,063,586    $  8.36   6,685,348    $  9.87   6,590,220   $  9.42
                         -------------------------------------------------------------------
Option price range
 at end of year                   $1.33-$16.94           $1.33-$17.50          $3.84-$19.06
Option price range
 for exercised shares             $1.33-$ 7.33           $1.33-$11.20          $1.33-$13.00
Options available for
 grant at year end                   2,830,793              1,353,462             3,038,129
Weighted average
 fair value of
 options granted
 during the year                         $4.28                  $4.96                 $3.81

The following table summarizes information about the fixed price stock options outstanding at December 31, 1999.

                                                               Exercisable
                                  Weighted              ------------------------
                     Number        Average    Weighted      Number      Weighted
                 Outstanding at   Remaining   Average   Outstanding at  Average
   Range of       December 31,   Contractual  Exercise   December 31,   Exercise
Exercise Prices       1999          Life       Price         1999        Price
--------------------------------------------------------------------------------
$ 3.84 - $ 5.73     1,228,590      4 years     $ 4.28        274,590     $ 4.20
$ 6.06 - $ 9.00     2,532,210      3 years     $ 6.83      1,829,884     $ 6.55
$ 9.70 - $14.38     2,076,418      3 years     $12.95      1,115,503     $12.86
$14.88 - $19.06       753,002      3 years     $16.74        136,106     $16.41

Disclosure of pro forma information regarding net income and earnings per share is required to be presented as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method. The fair value for options granted by the Company is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                       1997        1998       1999
                                     ==============================
Risk-free interest rate                5.25%       5.33%      6.10%
Dividend yield                         0.00%       0.00%      0.00%
Expected volatility                     .51         .67        .69
Expected life of the options (years)   2.33        2.42       2.67

--------------------------------------------------------------------------------

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

For purposes of pro forma disclosures, the estimated fair value of the options and stock warrants, discussed below, are amortized to expense over the related vesting period. Because compensation expense is recognized over the vesting period, the initial impact on pro forma net income for 1997 and 1998 may not be representative of compensation expense in future years (including 1999), when the effect of amortization of multiple awards would be reflected in pro forma net income. The Company's pro forma information giving effect to the estimated compensation expense related to stock options and warrants is as follows:

                                      1997       1998       1999
                                   ==============================
Pro forma net income (loss)        $21,044    $12,362   $(97,614)
Pro forma net income (loss)
 per share (diluted)               $ 0.44     $  0.23   $  (1.83)

STOCK WARRANTS

In connection with its acquisition of Cellular Trading 3, CA in Venezuela, the Company issued to a principal of the seller, who became and remains an employee of a subsidiary of the Company, warrants to purchase up to 200,000 shares of common stock at $15.44 per share. These warrants become exercisable over a three-year period commencing in 1998. However, the ability of the option holder to exercise the warrants is contingent upon the financial performance of the Company's operating subsidiary, Brightpoint de Venezuela, C.A. The Company expects all of these warrants to become exercisable in 2000.

EMPLOYEE STOCK PURCHASE PLAN

During 1999, the Company's shareholders approved the 1999 Brightpoint, Inc. Employee Stock Purchase Plan ("ESPP"). The ESPP, available to substantially all employees of the Company, is designed to comply with Section 423 of the Internal Revenue Code for employees living in the United States and eligible employees may authorize payroll deductions of up to 10% of their monthly salary to purchase shares of the Company's common stock at 85% of the lower of the fair market value as of the beginning and ending of each month. Each employee is limited to a total monthly payroll deduction of $2,000 for ESPP purchases. The Company reserved 2,000,000 shares for issuance under the ESPP. During 1999, employees made contributions to the ESPP to purchase 1,428 shares at a weighted-average fair value of $9.08 per share.

10. DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into derivative contracts to hedge forecasted future cash flows and net investments in foreign operations. The Company utilizes interest rate swaps to hedge foreign currency transactions and forward exchange contracts with maturities generally less than twelve months to hedge a portion of its forecasted transactions. The Company utilizes borrowings on its multicurrency credit facility to hedge a portion of its foreign net investments. The fair value of the Company's foreign currency forward contracts by currency and hedge designation recorded as liabilities was as follows at December 31, 1998 and 1999:

                                  1998                         1999
                         =======================================================
                         Cash Flow   Net Investment   Cash Flow   Net Investment
                         -------------------------------------------------------
Euro                     $   -           $   -         $  (407)      $ (2,489)
Hong Kong
 Dollar                    514             453             285              -
All others                   -             121               -            (32)
                         -------------------------------------------------------
                         $ 514           $ 574         $  (122)      $ (2,521)
                         =======================================================

From July 1, 1998 (the date of adoption of SFAS No. 133) through December 31, 1999, gains and losses recognized in earnings on cash flow hedges and the gains and losses from net investments hedges included as a component of other comprehensive loss in stockholders' equity have not been significant.

11. LEASE ARRANGEMENTS

The Company leases its office and warehouse/distribution space as well as certain furniture and equipment under operating leases.

Total rent expense for all operating leases was $3.3 million, $7.1 million and $10.1 million for 1997, 1998 and 1999, respectively.

The aggregate future minimum payments on the above leases are as follows:

YEAR ENDING DECEMBER 31
=======================
           2000                          $ 13,718
           2001                            10,077
           2002                             9,585
           2003                             8,800
           2004                             7,596
     Thereafter                            61,802
                                         --------
                                         $111,578
                                         ========

The commitments above include approximately $5.1 million in aggregate facility lease payments for the years 2000 through 2004 and approximately $3.1 million payable thereafter through 2007 that relate to the Company's former North America headquarters and main distribution center in Indianapolis. The Company is currently attempting to sublease this facility.

12. EMPLOYEE SAVINGS PLAN

The Company maintains an employee savings plan which permits employees based in the United States with at least four months of service to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. The Company matches 25% of employee contributions, up to 6% of each employee's salary, in Company common stock. In connection

--------------------------------------------------------------------------------

(Amounts in thousands, except per share data, unless otherwise indicated)

with the required match, the Company's contributions to the Plan were $0.1 million, $0.1 million and $0.2 million in 1997, 1998 and 1999, respectively.

13. FOREIGN CURRENCY DEVALUATION

On January 13, 1999, the Brazilian government allowed the value of its currency, the Real, to float freely against other currencies. Between that date and December 31, 1999, the Real's exchange rate to the U.S. Dollar has declined significantly. During 1999, the average exchange rate for the Real was approximately 36.5% lower than the average exchange rate in 1998. As most of the Company's transactions in Brazil are Real-denominated, translating the results of operations of the Company's Brazilian subsidiary into U.S. Dollars at devalued exchange rates resulted in a lower contribution to consolidated revenues and operating income. Based on the exchange rates on December 31, 1999, the Company's currency translation of the foreign investment in its Brazilian subsidiary from the Real (functional currency) to the U.S. Dollar resulted in a devaluation of approximately $5.7 million. Currency translation adjustments resulting from translating assets and liabilities from the functional currency to the U.S. Dollar are included as a component of other comprehensive loss in stockholders' equity.

14. CONTINGENCIES

Various lawsuits, claims and proceedings have been or may be asserted against the Company in the normal course of business. The ultimate liability pursuant to these actions cannot now be determined because of various uncertainties that exist. The Company and certain of its executive officers, two of which are also directors, were named as defendants in four actions filed in June and July 1999, in the United States District Court for the Southern District of Indiana. These actions were subsequently consolidated by the court into a single action. The action asserts claims under sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 of the Exchange Act, based on allegations that false and misleading statements were rendered and/or statements were omitted concerning the Company's then current and future financial condition and business prospects. The action involves a purported class of purchasers of the Company's stock during the period October 2, 1998 through March 10, 1999. The Company and the individual defendants intend to vigorously defend the action. The outcome of any litigation is uncertain and it is possible that an unfavorable decision could have a material adverse effect on the Company's financial position, results of operations or cash flows.

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The quarterly results of operations are as follows:

1998                    First      Second       Third     Fourth
-------------------------------------------------------------------
Revenue              $335,344    $313,052    $423,609      $501,271
Gross profit           30,077      30,505      38,074        42,578
Net income (loss)       8,843       9,058       9,418        (7,143)
Net income (loss)
 per share:
  Basic                  0.17        0.17        0.18         (0.14)
  Diluted                0.17        0.17        0.18         (0.14)


1999                    First      Second       Third        Fourth
-------------------------------------------------------------------
Revenue              $363,932    $399,032    $450,534      $525,730
Gross profit           28,387      20,745      34,662        43,841
Net income (loss)
 before accounting
 change                (1,212)    (90,514)      2,818         9,893
Net income (loss)     (15,277)    (90,514)      2,818         9,893

Basic per share:
Income (loss)
 before accounting
 change                $(0.02)     $(1.70)      $0.05         $0.19
Cumulative effect
 of accounting
 change, net of tax     (0.27)          -           -             -
                       --------------------------------------------
Net income (loss)      $(0.29)     $(1.70)      $0.05         $0.19
                       ============================================
Diluted per share:
Income (loss)
 before accounting
 change                $(0.02)     $(1.70)      $0.05         $0.18
Cumulative effect
 of accounting
 change, net of tax     (0.27)          -           -             -
                       --------------------------------------------
Net income (loss)      $(0.29)     $(1.70)      $0.05         $0.18
                       ============================================

------------------------------------------------------------------------------

COMMON STOCK INFORMATION (UNAUDITED)

The Company's Common Stock is listed on the NASDAQ Stock Market(R) under the symbol CELL. The following tables set forth, for the periods indicated, the high and low sale prices for the Common Stock as reported by the NASDAQ Stock Market(R).

1998                                                       High          Low
============================================================================
First quarter                                            $21.50       $14.00
Second quarter                                            21.63        11.88
Third quarter                                             17.75         7.25
Fourth quarter                                            16.06         5.00

1999                                                       HIGH          LOW
============================================================================
FIRST QUARTER                                            $18.56       $ 5.81
SECOND QUARTER                                             7.25         5.31
THIRD QUARTER                                              7.28         3.53
FOURTH QUARTER                                            14.88         6.84

At March 20, 2000, there were approximately 475 stockholders of record.

The Company has not paid cash dividends on its Common Stock other than S corporation distributions made to stockholders during periods prior to the rescissions of S corporation elections by the Company or its predecessors. In addition, the Company's Restated Facility limits or prohibits the Company, subject to certain exceptions, from declaring or paying cash dividends, making capital distributions or other payments to stockholders. The Board of Directors intends to continue a policy of retaining earnings to finance the Company's anticipated growth and development of its business and does not expect to declare or pay any cash dividends in the foreseeable future.

The Company has declared the following stock splits which were effected in the form of stock dividends:

DECLARATION DATE             DIVIDEND PAYMENT DATE                SPLIT RATIO
=============================================================================
August 31, 1995              September 20, 1995                       5 for 4
November 12, 1996            December 17, 1996                        3 for 2
January 28, 1997             March 3, 1997                            5 for 4
October 22, 1997             November 21, 1997                        2 for 1

-----------------------------------------------------------------------------

SELECTED FINANCIAL DATA
(Amounts in thousands, except per share data)

                                                                        Year Ended December 31
                                                          1995      1996        1997        1998        1999
                                                      ======================================================
Revenue(1)                                            $419,149  $589,718  $1,006,116  $1,573,276  $1,739,228
Gross profit(2)                                         28,199    45,840      85,171     141,234     127,635
Income (loss) from operations(2)                        13,386    24,991      41,862      43,137     (53,714)
Net income (loss) before accounting change(2)            8,165    11,037      25,510      20,176     (79,015)
Net income (loss)(2)                                     8,165    11,037      25,510      20,176     (93,080)

Basic per share:
  Income (loss) before accounting change              $   0.25  $   0.27   $    0.55  $     0.38  $    (1.48)
  Cumulative effect of accounting change, net of tax         -         -           -           -       (0.27)
                                                      ------------------------------------------------------
  Net income (loss)                                   $   0.25  $   0.27   $    0.55  $     0.38  $    (1.75)
                                                      ======================================================
Diluted per share:
  Income (loss) before accounting change              $   0.24  $   0.26   $    0.53  $     0.38  $    (1.48)
  Cumulative effect of accounting change, net of tax         -         -           -           -       (0.27)
                                                      ------------------------------------------------------
  Net income (loss)                                   $   0.24  $   0.26   $    0.53  $     0.38  $    (1.75)
                                                      ======================================================
                                                                           December 31
                                                          1995      1996        1997        1998        1999
                                                      ======================================================
Working capital                                       $ 62,219  $143,481  $  281,063  $  361,049  $  268,138
Total assets                                           119,787   299,045     456,702     714,450     623,858
Long-term obligations                                      602    79,894     146,963     286,706     230,886
Total liabilities                                       54,930   203,125     257,411     474,882     467,667
Stockholders' equity                                    64,857    94,982     199,291     239,568     156,191

(1) Revenue has been adjusted to reflect the impact of a reclassification of certain amounts related to the Company's services supporting prepaid wireless programs. The reclassification, which reduces revenue and cost of revenue by the same amount, has no impact on gross profit, selling, general and administrative expenses, operating income, net income or earnings per share. See Notes to Consolidated Financial Statements.

(2) Includes the after-tax effects of the following items: (i) one-time merger expenses of $2,061 in 1996; (ii) non-recurring investment gains of $849 and $343 in 1997 and 1998, respectively; (iii) one-time trading, restructuring and other unusual charges of $19,892 and $84,921 in 1998 and 1999, respectively; and (iv) the results of those operations that were terminated or sold in 1999 in accordance with the Company's restructuring plan. See Notes to Consolidated Financial Statements.