Form 10-K/A, Exhibit 13
period 2000-12-31
BRIGHTPOINT INC
filed 2001-03-30
CIK 918946

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

15. CONTINGENCIES (UNAUDITED)

Various lawsuits, claims and proceedings have been or may be asserted against the Company in the normal course of business. While the ultimate liability pursuant to these actions cannot currently be determined, the Company believes the legal proceedings in which it is currently involved will not have a material adverse effect on its financial position.

The Company and certain of its executive officers, two of whom are also directors, were named as defendants in four actions filed in June and July 1999, in the United States District Court for the Southern District of Indiana. These actions were subsequently consolidated by the court into a single action. The action asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 of the Exchange Act, based on allegations that false and misleading statements were rendered and/or statements were omitted concerning the Company's then current and future financial condition and business prospects. The action involves a purported class of purchasers of the Company's common stock during the period October 2, 1998 through March 10, 1999. The Company and the individual defendants filed a motion to dismiss the action. The court granted that motion on March 29, 2001. The plaintiffs have until April 26, 2001, to file a motion seeking leave to amend their complaint. If they do not do so, the court will enter final judgment dismissing the case. The outcome of any litigation is uncertain and it is possible that an unfavorable decision could have a material adverse effect on the Company's financial position, results of operations or cash flows.

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